NEXPOINT
RESIDENTIAL TRUST



ANNUAL REPORT

2022

300 Crescent Court, Suite 700
Dallas, TX 75201

NEXPOINT
RESIDENTIAL TRUST

April 11, 2023

TO MY FELLOW SHAREHOLDERS,

NexPoint Residential Trust, Inc. (NYSE: NXRT) ("NXRT" or the "Company") experienced immense growth in 2022. While no one can say the past three years have been stress-free, we are pleased with how the Company has performed. We believe the pandemic provided the ultimate test of our thesis. In NXRT's early days, critics doubted the feasibility of a portfolio of workforce housing assets located in non-gateway markets. Today, we are providing clean, safe, and affordable housing to an ever-growing population of America's working class in the Sunbelt, while also creating outsized returns for our shareholders. Now, more than ever, our product is in high demand.

Performance Highlights – As of Close of Trading March 28, 2023

285.1% Cumulative Total Return Since Inception



For the full year 2022, NXRT reported Net Income (loss), FFO, Core FFO and AFFO of $(9.3) M, $73.4 M, $81.8M and $91.4M, respectively, attributable to common stockholders.[1] For the full year 2021, NXRT reported Net Income, FFO, Core FFO and AFFO of $23.1M, $63.6 M, $62.5 M and 70.9 M, respectively, attributable to common stockholders[1].

Since inception, we have continued to generate superior Same Store NOI growth relative to our multifamily peers. During 2022, our 2021-2022 Same Store properties average effective rent, total revenue and NOI increased 17.8%, 14.0%, and 16.2%, respectively, over the prior year period.[1] For the 2022 calendar year, NXRT's 14.0% revenue growth outpaced the average for our peer group by 270 bps, while our 16.2% NOI growth proved to be 172 bps better than our peers.[1,2.]

Our value-add program has also continued to add to our outsized performance. We completed full and partial renovations on 2,409 units across our portfolio in 2022, improving current resident quality of life, attracting new residents, and achieving meaningful returns for our shareholders. During the past year, we leased 2,059 completed renovations and achieved an average monthly rent increase of $155 resulting in a total return on investment of 24.2%. Looking forward to 2023, we are expecting to complete 1,370 full interior upgrades and 871 partial interior upgrades which we expect to produce estimated ROIs of approximately 19.5% and 18.6%, respectively, on those value-added initiatives.[3]

In 2022, we installed 617 new kitchen and laundry appliances, which produced an ROI of approximately 52.4%. Looking forward to 2023, we are budgeting to install 844 washer/dryer sets and expect to produce an estimated ROI of approximately 47.0%.[3] We completed full rollouts of our smart home technology and security upgrades at three properties throughout the year, which has produced an ROI of approximately 58.9%. For 2023, we are budgeting for smart home technology upgrades on more than 3,150 additional units, which we expect to produce an estimated ROI of approximately 48.8%.[3]

We believe NXRT's focus on acquiring properties with a value-add component should continue to produce attractive returns and outsized Core FFO and NOI growth, which we believe will deliver long-term capital appreciation to stockholders.[3] Additionally, the Company declared dividends totaling $40.8 million, or $1.560 per share, in 2022. Driven by excellent cash flow generation, our board of directors increased the quarterly dividend by 10.5% during the fourth quarter of 2022. This increase in our quarterly dividend to $0.42 per share represents an 103.9% increase since inception.

Environmental, Social and Governance ("ESG") Initiatives

NXRT's strategy is inherently an environmentally and socially focused strategy. We strive to conserve natural resources, maintain high-quality housing and employment for people from all walks of life, and provide transparency for our shareholders through extensive disclosure overseen by our majority independent board. Through our renovation program, NXRT improves the energy efficiency of our properties through the installation of new plumbing and lighting fixtures that are more energy efficient. Socially, we are dedicated to providing affordable, high quality housing options for our residents. On the governance front, NXRT continues to focus on expanding diversity at the Company level, including our property manager, BH Management. Going forward, we will commit to providing more robust ESG data, starting with an annual ESG report, with our inaugural version expected to debut by the summer. [3]

Since inception, NXRT has spent approximately $5.2 million on environmentally responsible updates across all 36 properties in the green initiatives program. From inception of the program through December 31, 2022, those properties reported reduced utility costs of approximately $10.2 million, saving approximately 1.4 billion gallons of water and 50.0 million kWh since inception, while also generating an average annual ROI of 3.4%. This equates to an average usage savings of 34% across the 36 properties. We expect these environmentally friendly improvements will continue to reduce operating expenses, which we will be able to pass back to residents and investors alike, thereby enhancing property value, asset quality, and extending the runway for further organic revenue growth.[3]

In addition to our green initiatives mentioned above, another part of NXRT's core strategy provides working-class Americans access to safe, clean and affordable housing in high job growth markets. The shortage of housing for our workforce demographic is dramatically shrinking, with virtually no new affordable product entering the market. We will continue to fill this much-needed gap, improving the quality of our housing product while also enhancing shareholder value. [3]

NXRT is pleased to report that BH Management, our property management partner, continues to improve upon diversity in the workplace. As of January 2023, 57.4% of BH employees dedicated to NXRT operations are racially and/or ethnically diverse and 49.4% are women. NXRT and BH aspire to promote women and racially and/or ethnically diverse employees to management positions. Women account for 71% of BH's management team.

We also believe in the importance of maintaining a board of directors that best serves our investors. After adding Ms. Cathie Wood to the board of directors in March 2020, the importance of adding a racially diverse board member became even more apparent. Dr. Carol Swain joined the board of directors in August 2022. We provided diversity details (such as gender, race, ethnicity, tenure, skills, experience, and age) in our proxy statement. We believe a balanced board of directors with diverse viewpoints and deep expertise best serves the interests of NXRT and its shareholders.

Superior Capital Allocation & Balance Sheet Management

During 2022, the Company successfully completed the sale of Hollister Place for a sale price of $36.8 million. Net proceeds from the sale were approximately $20.6M, delivering a trailing nominal cap rate of 4.37%, a 13.5% levered IRR and a 2.02x multiple on invested capital[4], each of which well exceeded expectations.

Additionally, the Company executed a purchase and sale agreement to sell Old Farm and Stone Creek at Old Farm in Houston, TX. This is expected to close Q2 2023.[3] The Company expects the dispositions of these assets to generate approximately $62 to 63 million of net sales proceeds at an approximate trailing nominal cap rate of 4.97%.[3]

The Company refinanced 20 properties between November 2022 and January 2023 and paid down $278 million of the $335 million outstanding debt on the Company's Credit Facility. In addition to paying down the Credit Facility with refinancing proceeds, we reduced our floating rate spread of $278 million from 255 bps over 1-month term SOFR to a weighted average spread of 163 bps over 1-month term SOFR.

Finally, we will use the net sales proceeds from Old Farm and Old Farm at Stone Creek to repay the remaining outstanding balance of the Credit facility, which will complete our strategic initiative of retiring our outstanding balance on our highest cost of capital and extending our weighted average debt maturity schedule to ~6.4 years (from ~3.33 years). [3]

Outlook/Strategic Advantages[3]

Looking forward to 2023, we are optimistic about a continuation of a key theme we saw in 2022 – mass migration into the Sunbelt. We maintain a core focus on delivering internal growth and outsized performance to investors while making prudent capital allocation decisions to drive value creation for our shareholders. We have long focused on Class B assets that have been upgraded and will continue to attract tenants, through any market condition. We believe we will continue to be well-positioned – from both geographic and capital allocation perspectives – as we enter 2023.

Thank you for your continued support of our team and belief in our Company,



James D. Dondero, President

[1] See Non-GAAP Measurements included in our Form 10-K for the year ended December 31, 2022, accompanying this letter.
[2] Industry leading is based on total return vs NXRT's peer group. NXRT's peer group includes the following NYSE-listed multifamily REITs: CPT, EQR, ESS, IRT, MAA, UDR.
[3] See Cautionary Statement Regarding Forward-Looking Statements in our Form 10-K for the year ended December 31, 2022, accompanying this letter.
[4] We define a "multiple on invested capital" as the total return to NXRT (inclusive of the Company's share of property distributions and net cash proceeds from sales, less mortgage debt repaid) divided by NXRT's total capital investment in the properties.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number 001-36663

NexPoint Residential Trust, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**47-1881359**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
300 Crescent Court, Suite 700, Dallas, Texas	**75201**
(Address of Principal Executive Offices)	(Zip Code)

(214) 276-6300
(Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**NXRT**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock of the registrant held by non-affiliates of the registrant, based upon the closing price of such shares on June 30, 2022 was approximately $1,402,000,000.

As of February 23, 2023, the registrant had 25,549,319 shares of its common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant’s 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

Auditor Firm Id: 185 Auditor Name: KPMG, LLP Auditor Location: Dallas, Texas, United States

This page intentionally left blank

NEXPOINT RESIDENTIAL TRUST, INC.
Form 10-K
Year Ended December 31, 2022

INDEX

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. In particular, statements relating to our liquidity and capital resources, the performance of our properties and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. We caution investors that any forward-looking statements presented in this annual report are based on management's current beliefs and assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "would," "result" and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- unfavorable changes in market and economic conditions in the United States and globally and in the specific markets where our properties are located;

- macroeconomic trends including inflation and rising interest rates may adversely affect our financial conditions and results of operations;

- risks associated with ownership of real estate;

- limited ability to dispose of assets because of the relative illiquidity of real estate investments;

- our multifamily properties are concentrated in certain geographic markets in the Southeastern and Southwestern United States, which makes us more susceptible to adverse developments in those markets;

- increased risks associated with our strategy of acquiring value enhancement multifamily properties rather than more conservative investment strategies;

- failure to succeed in new markets may have adverse consequences on our performance;

- potential reforms to the Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Federal National Mortgage Association ("Fannie Mae");

- competition could limit our ability to acquire attractive investment opportunities, which could adversely affect our profitability and impede our growth;

- competition and any increased affordability of residential homes could limit our ability to lease our apartments or increase or maintain rents;

- the relatively low residential mortgage rates may result in potential renters purchasing residences rather than leasing them, and as a result, cause a decline in our occupancy rates;

- the risk that we may fail to consummate future property acquisitions;

- failure of acquisitions to yield anticipated results;

- risks associated with increases in interest rates and our ability to issue additional debt or equity securities in the future;

- risks associated with selling apartment communities, which could limit our operational and financial flexibility;

- contingent or unknown liabilities related to properties or businesses that we have acquired or may acquire;

- lack of or insufficient amounts of insurance;

- the risk that our environmental assessments may not identify all potential environmental liabilities and our remediation actions may be insufficient;

- high costs associated with the investigation or remediation of environmental contamination, including asbestos, lead-based paint, chemical vapor, subsurface contamination and mold growth;

- high costs associated with the compliance with various accessibility, environmental, building and health and safety laws and regulations, such as the Americans with Disabilities Act of 1990 and the Fair Housing Act;

- risks associated with limited warranties we may obtain when purchasing properties;

- exposure to decreases in market rents due to our short-term leases;

- risks associated with operating through joint ventures and funds;

- our dependence on information systems;

- risks associated with breaches of our data security;

- costs associated with being a public company, including compliance with securities laws;

- the risk that our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting;

- risks associated with our substantial current indebtedness and indebtedness we may incur in the future;

- risks associated with derivatives or hedging activity;

- risks associated with representations and warranties made by us in connection with sales of our properties may subject us to liability that could result in losses and could harm our operating results and, therefore, distributions we make to our stockholders;

- loss of key personnel of NexPoint Advisors, L.P. (our "Sponsor"), NexPoint Real Estate Advisors, L.P. ("our Adviser") and our property manager;

- the risk that we may not replicate the historical results achieved by other entities managed or sponsored by affiliates of our Adviser, members of our Adviser's management team or by our Sponsor or its affiliates;

- risks associated with our Adviser's ability to terminate the Advisory Agreement (as defined below);

- our ability to change our major policies, operations and targeted investments without stockholder consent;

- the substantial fees and expenses we pay to our Adviser and its affiliates;

- risks associated with any potential internalization of our management functions;

- conflicts of interest and competing demands for time faced by our Adviser, our Sponsor and their officers and employees;

- the risk that we may compete with other entities affiliated with our Sponsor or property manager for properties and tenants;

- failure to maintain our status as a REIT;

- failure of our operating partnership to be taxable as a partnership for U.S. federal income tax purposes, possibly causing us to fail to qualify for or to maintain REIT status;

- compliance with REIT requirements, which may limit our ability to hedge our liabilities effectively and cause us to forgo otherwise attractive opportunities, liquidate certain of our investments or incur tax liabilities;

- risks associated with our ownership of interests in TRSs;

- the recognition of taxable gains from the sale of properties as a result of the inability to complete certain like-kind exchanges in accordance with Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code");

- the risk that the Internal Revenue Service (the "IRS") may consider certain sales of properties to be prohibited transactions, resulting in a 100% penalty tax on any taxable gain;

- the ineligibility of dividends payable by REITs for the reduced tax rates available for some dividends;

- risks associated with the stock ownership restrictions of the Code for REITs and the stock ownership limit imposed by our charter;

- the ability of our board of directors to revoke our REIT qualification without stockholder approval;

- recent and potential legislative or regulatory tax changes or other actions affecting REITs;

- risks associated with the market for our common stock and the general volatility of the capital and credit markets;

- failure to generate sufficient cash flows to service our outstanding indebtedness or pay distributions at expected levels;

- risks associated with limitations of liability for and our indemnification of our directors and officers;

- the risk that legal proceedings we become involved in from time to time could adversely affect our business;

- the risk that acts of violence could decrease the value of our assets and have an adverse effect on our business and results of operations;

- risks associated with the Highland Capital Management, L.P. bankruptcy, including related litigation and potential conflicts of interest; and

- any other risks included under the heading "Risk Factors" in this annual report.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this annual report. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by law.

PART I

ITEM 1. BUSINESS

General

NexPoint Residential Trust, Inc. (the "Company," "we," "our") was incorporated in Maryland on September 19, 2014, and has elected to be taxed as a REIT. The Company is focused on "value-add" multifamily investments primarily located in the Southeastern and Southwestern United States. Substantially all of the Company's business is conducted through NexPoint Residential Trust Operating Partnership, L.P. (the "OP"), the Company's operating partnership. The Company owns its properties (the "portfolio") through the OP and its wholly owned TRS. The OP owns approximately 99.9% of the portfolio; the TRS owns approximately 0.1% of the portfolio. The Company's wholly owned subsidiary, NexPoint Residential Trust Operating Partnership GP, LLC (the "OP GP"), is the sole general partner of the OP. As of December 31, 2022, there were 26,050,945 common units in the OP ("OP Units") outstanding, of which 25,951,154, or 99.6%, were owned by the Company and 99,791, or 0.4%, were owned by noncontrolling limited partners (see Note 10 to our consolidated financial statements).

The Company is externally managed by the Adviser, through an agreement dated March 16, 2015, as amended, and renewed on February 22, 2023 for a one-year term (the "Advisory Agreement"), by and among the Company, the OP and the Adviser. The Adviser conducts substantially all of the Company's operations and provides asset management services for its real estate investments. The Company expects it will only have accounting employees while the Advisory Agreement is in effect. All of the Company's investment decisions are made by the Adviser, subject to general oversight by the Adviser's investment committee and the Company's board of directors (the "Board"). The Adviser is wholly owned by the Sponsor.

The Company's investment objectives are to maximize the cash flow and value of properties owned, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for its stockholders through targeted management and a value-add program. Consistent with the Company's policy to acquire assets for both income and capital gain, the Company intends to hold at least majority interests in its properties for long-term appreciation and to engage in the business of directly or indirectly acquiring, owning, and operating well-located multifamily properties with a value-add component in large cities and suburban submarkets of large cities primarily in the Southeastern and Southwestern United States consistent with its investment objectives. Economic and market conditions may influence the Company to hold properties for different periods of time. From time to time, the Company may sell a property if, among other deciding factors, the sale would be in the best interest of its stockholders.

The Company may allocate up to 30% of the portfolio to investments in real estate-related debt and securities with the potential for high current income or total returns. These allocations may include first and second mortgages and subordinated, bridge, mezzanine, construction and other loans, as well as debt securities related to or secured by multifamily real estate and common and preferred equity securities, which may include securities of other REITs or real estate companies.

As of December 31, 2022, the Company, through the OP and the wholly owned TRS, owned 40 properties representing 15,127 units in seven states, as further described under Item 2, "Properties" and Notes 3, 4 and 5 to our consolidated financial statements.

2022 Highlights

Key highlights and transactions completed in 2022 include the following:

- **2020 ATM Program:** On March 4, 2020, the Company, the OP and the Adviser entered into separate equity distribution agreements with each of Jefferies LLC ("Jefferies"), Raymond James & Associates, Inc. ("Raymond James"), KeyBanc Capital Markets Inc. ("KeyBanc") and Truist Securities, Inc. f/k/a SunTrust Robinson Humphrey, Inc. ("Truist", and together with Jefferies, Raymond James and KeyBanc, the "2020 ATM Sales Agents"), pursuant to which the Company may issue and sell from time to time shares of the Company's common stock, par value $0.01 per share, having an aggregate sales price of up to $225,000,000 (the "2020 ATM Program"). Sales of shares of common stock, if any, may be made in transactions that are deemed to be "at the market" offerings, as defined in Rule 415 under the Securities Act, including, without limitation, sales made by means of ordinary brokers' transactions on the New York Stock Exchange, to or through a market maker at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices based on prevailing market prices. In addition to the issuance and sale of shares of common stock, the Company may enter into forward sale agreements with each of Jefferies, KeyBanc and Raymond James, Truist, or their respective affiliates, through the 2020 ATM Program. During the year ended December 31, 2022, the Company issued 52,091 shares of common stock at an average price of $83.16 per share for gross proceeds of $4.3 million under the 2020 ATM Program. The Company paid approximately $0.1 million in fees to the 2020 ATM Sales Agents with respect to such sales and incurred other issuance costs of approximately $0.3 million, both of which were netted against the gross proceeds and recorded in additional paid in capital. The following table contains summary information of the 2020 ATM Program since inception:

Gross proceeds	$ 62,310,967
Common shares issued	1,120,910
Gross average sale price per share	$ 55.59
Sales commissions	$ 934,665
Offering costs	1,353,015
Net proceeds	60,023,287
Average price per share, net	$ 53.55

- **Acquisitions:** We completed two acquisitions in 2022. Details of the acquisition are in the table below (dollars in thousands):

Property Name	Location	Date of Acquisition	Purchase Price		Mortgage Debt (1)		# Units	Effective Ownership
The Adair	Sandy Springs, Georgia	April 1, 2022	$	65,500	$	35,115	232	100%
Estates on Maryland	Phoenix, Arizona	April 1, 2022		77,900		43,157	330	100%
			$	143,400	$	78,272	562	

(1) For additional information regarding our debt, see Note 6 to our consolidated financial statements.

- **Dispositions:** We sold one property totaling 260 units in 2022. Details of the dispositions are in the table below (in thousands):

Property Name	Location	Date of Sale	Sales Price		Outstanding Principal (1)		Net Cash Proceeds (2)		Gain on Sale of Real Estate
Hollister Place	Houston, Texas	December 29, 2022	$	36,750	$	14,811	$	21,496	$ 14,684

(1) Represents the outstanding principal balance when the loan was repaid.
(2) Represents sales price, net of closing costs.

- **Renovations:** For the properties in our portfolio as of December 31, 2022, we completed full and partial renovations on 2,409 units at an average cost of $10,888 per renovated unit. Since inception, for the properties in our portfolio as of December 31, 2022, we have completed full and partial renovations on 7,633 units at an average cost of $8,151 per renovated unit that has been leased as of December 31, 2022. We have achieved average rent growth of 13.8%, or a $149 average monthly rental increase per unit, on all units renovated and leased as of December 31, 2022, resulting in a return on investment on capital expended for interior renovations of 22.0%.

- **Dividends:** We declared dividends totaling $40.8 million, or $1.560 per share for the year ended December 31, 2022. During the fourth quarter of 2022, we increased our quarterly dividend for the sixth time since the Spin-Off to $0.42 per share, which was an increase of $0.04 per share, or a 10.5% increase, over our previous quarterly dividends declared in 2022. The increase in our quarterly dividend to $0.42 per share is an increase of $0.21 per share, or a 103.9% increase, over our quarterly dividends declared from the Spin-Off. Our fourth quarter dividend equates to a 3.9% annualized yield based on our closing share price of $43.52 on December 31, 2022.

- **Results of Operations and Non-GAAP Measures:** We reported the following net income, net operating income ("NOI"), funds from operations ("FFO"), core funds from operations ("Core FFO") and adjusted funds from operations ("AFFO") for the year ended December 31, 2022 as compared to the year ended December 31, 2021 (dollars in thousands):

	For the Year Ended December 31,		$ Change	% Change
	2022	2021		
Net income (loss)	$ (9,291)	$ 23,106	$ (32,397)(1)	-140.2%
NOI (2)	157,424 (3)	128,763	28,661	22.3%
FFO attributable to common stockholders (2)	73,397	63,579	9,818	15.4%
Core FFO attributable to common stockholders (2)	81,800	62,487	19,313	30.9%
AFFO attributable to common stockholders (2)	91,370	70,919	20,451	28.8%

(1) The change in our net income (loss) between the periods primarily relates to a decrease in gain on sales of real estate of $31.5 million and increases in property operating expenses of $10.5 million and depreciation and amortization expense of $10.7 million, partially offset by an increase in total revenues of $44.8 million.
(2) See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion regarding the non-GAAP measures of NOI, FFO, Core FFO and AFFO provided above, including reconciliations to net income in accordance with U.S. generally accepted accounting principles ("GAAP").
(3) Prior year NOI was updated to include current year NOI add backs.

- **Same Store Growth:** There are 31 properties encompassing 12,210 units of apartment space in our same store pool for the years ended December 31, 2022 and 2021 (our "2021-2022 Same Store" properties). Our 2021-2022 Same Store properties exclude the following 9 properties in our portfolio as of December 31, 2022: Cutter's Point, Old Farm, Stone Creek at Old Farm, The Verandas at Lake Norman, Creekside at Matthews, Six Forks Station, High House at Cary, The Adair, and Estates on Maryland as well as the 106 units that are currently down (see Note 5 to our consolidated financial statements). For our 2021-2022 Same Store properties, we recorded the following operating metrics for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

Operating Metric	2022	2021	% Change
Occupancy (1)	94.1%	94.3%	-0.2%
Average Effective Monthly Rent Per Unit (2)	$ 1,493	$ 1,267	17.8%
Rental income (in thousands)	$ 210,179	$ 183,696	14.4%
Other income (in thousands)	$ 5,455	$ 5,428	0.5%
NOI (in thousands)	$ 129,279	$ 111,265	16.2%

(1) Occupancy is calculated as the number of units occupied as of December 31 for the respective year, divided by the total number of units, expressed as a percentage.
(2) Average effective monthly rent per unit is equal to the average of the contractual rent for commenced leases as of December 31 for the respective year minus any tenant concessions over the term of the lease, divided by the number of units under commenced leases as of December 31 for the respective year.

- **Amended and Restated Corporate Credit Facility:** On June 30, 2021, the Company, through the OP, entered into a secured $250.0 million credit facility with Truist Bank ("Truist Bank"), as administrative agent, and the lenders from time to time party thereto (the "Amended and Restated Corporate Credit Facility"). $225 million of the Amended and Restated Corporate Credit Facility was a revolving credit facility and $25 million of the Amended and Restated Corporate Credit Facility was a term loan. In addition, on June 30, 2021, in connection with entering into the Amended and Restated Corporate Credit Facility, the Company, through the OP, terminated its prior $225.0 million revolving credit facility with Truist Bank, as administrative agent, and the lenders from time to time party thereto, prior to the maturity date of January 28, 2022. Subject to conditions provided in the Amended and Restated Corporate Credit Facility, the Amended and Restated Corporate Credit Facility may be increased up to an additional $100.0 million (the "Accordion Feature") if the lenders agree to increase their commitments or if the lenders agree for the increase to be funded by any additional lender proposed by the Company, through the OP. The Amended and Restated Corporate Credit Facility will mature on June 30, 2025 with respect to the revolving commitments, unless the Company exercises its option to voluntarily and permanently reduce all of the revolving commitments before the maturity date or elects to exercise its right and option to extend the facility with respect to the revolving commitments for a single one-year term. On December 30, 2022, the Company used proceeds from the sale of Hollister Place and the 19-property mortgage debt refinance to pay down $25.5 million of the Corporate Credit Facility. See Note 6 to our consolidated financial statements.

- **Refinance of 19 Properties in the Fourth Quarter of 2022:** During the fourth quarter of 2022, the Company completed a cash out refinance on 19 of its properties. The refinance decreased the spread on 17 of the refinanced properties that were previously variable rates by an average spread of approximately 14 basis points, and transitioned two properties that were previously fixed rate mortgages to floating rate mortgages with a spread of 1.55%. The Company secured a spread rate of 1.55% on 18 of the properties, and 2.09% for one property. For all 19 of the refinanced properties, the Company transitioned from one-month LIBOR or fixed rates to one-month Term SOFR as the reference rate and pushed the maturity dates to December of 2032. The increase in maturity dates averaged over 7.5 years for the 19 refinanced properties.

- **Cash Position:** At December 31, 2022, we had $51.8 million of cash on our balance sheet, of which $11.9 million was reserved for future renovations, and $23.1million was reserved for lender-required escrows and security deposits. We believe we have adequate cash on hand, in addition to our expected cash flows from operations, to meet our near-term obligations, service our debt, pay distributions and make opportunistic acquisitions.

Our Real Estate Portfolio

As of December 31, 2022, we owned 40 properties representing 15,127 units that we lease in seven states that were approximately 94.1% occupied with a weighted average monthly effective rent per occupied apartment unit of $1,480. For additional information regarding our portfolio, see Item 2, "Properties" and Notes 3, 4 and 5 to our consolidated financial statements.

We evaluate our operating performance on an individual property level and view our real estate assets as one industry segment and, accordingly, our properties are aggregated into one reportable segment.

Our Business Objectives and Strategies

Our primary business objectives are to:

- deliver stable, attractive yields and long-term capital appreciation to our stockholders;

- acquire multifamily properties in markets with attractive job growth and household formation fundamentals primarily in the Southeastern and Southwestern United States;

- acquire assets at discounts to replacement cost;

- implement a value-add program to increase returns to our stockholders;

- own assets that provide lifestyle amenities and upgraded living spaces for low and moderate income renters; and

- recycle capital from dispositions when economic and market conditions present opportunities that we believe are in the best interest of our stockholders.

We intend to accomplish these objectives by:

- **Focusing on Acquiring Class B Properties in Our Core Markets.** We will continue to seek opportunities to acquire primarily Class B multifamily properties at prices that we believe represent discounts to replacement cost, provide the potential for significant long-term value appreciation and that we expect will generate attractive yields for our stockholders. We will focus on these types of opportunities in our core markets, which we consider to be primarily major metropolitan areas in the Southeastern and Southwestern United States.

- **Focusing on Multifamily Properties with a Value-Add Component.** We will continue to seek opportunities to acquire multifamily properties that have a value-add component. Due to a lack of reinvestment by many prior owners, we believe these types of properties provide us the opportunity to make relatively modest capital expenditures that result in a significant increase in rents, thereby generating NOI growth, and thus higher yields and capital appreciation for our stockholders.

- **Prudently Using Leverage to Increase Stockholder Value.** We will typically finance new property acquisitions at a target leverage level of approximately 50-60% loan-to-value (outstanding principal balance to enterprise value). Given that we intend for the majority of our acquisitions to have a value-add component in the first three years of ownership, we will generally seek leverage with the optionality to refinance (such as floating rate debt). In the management team's experience, this leverage strategy allows for the opportunity to maximize returns for our stockholders while providing maximum flexibility. We are currently targeting to reduce our leverage to 40-45% loan-to-value (outstanding principal balance to enterprise value) over time by increasing the value of our properties, refinancing properties we intend to hold longer term and strategically paying down debt with excess cash flows from operations or future equity offerings.

Our Adviser's investment approach combines its management team's experience with a structure that emphasizes thorough market research, local market knowledge, underwriting discipline and risk management in evaluating potential investments with a goal of maximizing long-term stockholder value and a philosophy of thoughtful capital allocation and balance sheet management.

Acquisition and Operating Strategy

We seek primarily Class B multifamily properties that are priced at a discount to replacement cost. We believe that through the implementation of our value-add program we will be able to grow the NOI of these types of properties significantly in the first three years of ownership and thus these types of acquisitions will be accretive over the long-term to our FFO, Core FFO and AFFO. As we progress through the real estate life cycle, these opportunities will become more difficult to find. However, we will continue to take a disciplined approach to acquisitions by primarily pursuing these types of opportunities.

At times, we may acquire properties from affiliates, including from Delaware statutory trusts managed by affiliates of our Adviser ("Advised DSTs"). On or about March 1, 2022, through our operating partnership, we sent an offer to acquire two properties from Advised DSTs. One property was a Class B apartment community consisting of 232 units located in the Atlanta, Georgia MSA ("Adair"). The other property was a Class A apartment community consisting of 330 units located in the Phoenix, Arizona MSA ("Estates"). The Operating Partnership acquired Adair and Estates through exchange rights granted to the Operating Partnership in the respective trust agreements for Adair and Estates. The total consideration for Adair was $65.5 million. The total consideration for Estates was $77.9 million. Affiliates of our Adviser own less than 2% of the Adair trust units and less than 1% of the Estates trust units and participated in the sales on the same terms as other holders. Under the exchange rights, the owners of the Advised DSTs were permitted to elect to receive either units of the Operating Partnership or cash for their proportionate share of the consideration. The transaction closed in the second quarter of 2022.

Our Adviser's investment approach includes active management of each property acquired. Our Adviser believes that active management is critical to creating value. Prior to the purchase of a property, BH Management Services, LLC ("BH") and our Adviser generally tour each property and develop a business strategy for the property. This includes a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. Our Adviser reviews such property-level business strategies on an ongoing basis to anticipate changes or opportunities in the market. In an effort to keep properties in compliance with our underwriting standards and management strategies, our Adviser remains involved throughout the investment life cycle of each acquired property and actively consults with BH throughout the holding period.

Value-Add Strategy

We will continue to implement our value-add strategy at our properties where we believe we can achieve a significant increase in rents above what would otherwise be the case with purely organic market increases. Our value-add program has three components: 1) improvement of exteriors and common areas, 2) improvement of interiors and 3) management and cost improvements.

We invest in exterior and common areas improvements at our properties in an effort to enhance asset quality, to improve "curb appeal"/market positioning, and expand or enhance our amenity offerings, all of which we believe will improve tenant retention and modestly drive rent and NOI growth. Renovations to the exteriors and common areas include structural improvements that enhance the physical condition, value and/or useful life of our properties, as well as aesthetic improvements to, among others, landscape and signage. We also seek to improve our competitive positioning by adding to, redecorating or otherwise enhancing our common areas and amenity offerings. As of December 31, 2022, with the exception of the properties we acquired in 2022, we have renovated the exteriors and common areas at a majority of the properties in our portfolio.

We expect interior renovations, along with organic growth in rents, to be the primary drivers of rent and NOI growth at our properties. Our interior renovations include: 1) aesthetic design enhancements such as kitchen and/or bath remodeling, 2) replacement of outdated appliances, equipment and fixtures, 3) addition of washer/dryer appliances, 4) private yards, 5) fiber internet and 6) smart technologies such as Bluetooth locks, networked climate control systems and USB electrical outlets. We also seek to achieve cost improvements through investment in longer-lived materials, energy conservation projects, and other strategic initiatives. Since inception, for the properties in our portfolio as of December 31, 2022, we have completed full and partial renovations on 7,633 units out of our 15,127 total units with an average monthly rental increase per unit of $149 and an average cost of $8,151 per renovated unit that has been leased as of December 31, 2022. In cases where we believe rents will grow significantly in a market organically, we will implement the value-add program more strategically in order to capture significant rent and NOI growth without expending additional capital. Additionally, to the extent we believe rents at a property are maximized regardless of the level of additional renovations, we may opt not to further renovate units at that property. As of December 31, 2022, we had reserved approximately $11.9 million for our planned capital expenditures and other expenses to implement our value-add program, which will complete approximately 14,203 planned interior rehabs, eliminating the need for us to raise additional capital in order to carry out our currently planned value-add program.

Disposition Strategy

In general, we intend to hold our multifamily properties for production of rental income for a period of at least three years from the date of acquisition. Economic and market conditions may influence us to hold our investments for different periods of time. From time to time, we may sell an asset before the end of the expected holding period, particularly if we receive a bona fide unsolicited offer with attractive terms, have an upcoming liquidity need, such as a debt maturing, are strategically exiting a certain market or sub-market or the sale of the asset would otherwise be in the best interest of our stockholders. When reviewing whether a sale is in the best interest of our stockholders, we take into consideration whether market conditions and asset positioning have maximized the value of the property to us and any potential adverse tax consequences of a sale.

Financing Strategy

We intend to use leverage in making our investments with an objective of maintaining a strong balance sheet and providing liquidity to grow our portfolio. We are currently targeting to reduce our leverage to 40-45% loan-to-value (outstanding principal balance to enterprise value) over time by increasing the value of our properties and refinancing properties we intend to hold longer-term. However, we are not subject to any limitations on the amount of leverage we may use, and, accordingly, the amount of leverage we use may be significantly less or greater than what we currently anticipate. We are currently meeting our short-term liquidity needs through our cash and cash equivalents and cash flows from operations.

When interest rates are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties and other assets for cash with the intention of obtaining a loan for a portion of the purchase price at a later time. We will refinance properties during the term of a loan only under certain circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing mortgage, an existing mortgage matures, the value of the property has increased significantly and we can obtain more attractive terms through refinancing the property, or an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment.

We typically use floating rate debt with interest rate swaps and interest rate caps as opposed to using fixed rate debt. We believe this is a more sensible and flexible way to utilize leverage, while limiting our interest rate risk in our strategy as we attempt to increase the value of each property over the course of three years after acquisition through our value-add program. Fixed rate financing is typically more expensive and less flexible since there are typically high prepayment penalties, yield maintenance payments and/or defeasance penalties when refinancing the debt prior to maturity. To the extent we intend to hold a property long-term, we will reassess the use of refinancing with fixed rate debt.

Property Management Strategy

We seek to achieve long-term earnings growth through superior property management. To achieve this, we have partnered with BH to manage all of our properties as an external manager. In order to align our property manager's interests with those of our stockholders, BH (through an affiliate) is a noncontrolling limited partner of the OP. We believe BH provides the following benefits:

- manages approximately 106,000 multifamily units in 27 states and has managed multifamily communities for 30 years;

- brings a scale of operations we could not otherwise achieve for approximately 3% of gross income, which is the contracted amount we pay for its property management services;

- has operations in all of our current and desired markets, allowing us greater scale when entering new markets or make investments in non-core markets without making substantial investments in management infrastructure in those markets;

- has a construction management operation and substantial experience in renovating Class B multifamily units;

- its scale allows it to obtain highly competitive pricing as it pertains to the costs of our value-add program, increasing our return on investment for renovations;

- helps us source and underwrite opportunities as well as assist in due diligence of properties prior to closing;

- assists in locating potential buyers for our properties;

- its size, scale and experience allows it to keep costs low and maximize rents and occupancy; and

- has proved successful in driving other revenue growth at properties it manages.

Our Structure

The following chart shows our ownership structure.


Public Stockholders
Common Shares (100%)
NexPoint Residential Trust, Inc.
Advisory Services
NexPoint Real Estate Advisors, L.P.
Sole Member
Sole Member
NexPoint Residential Trust Operating Partnership GP, LLC
Limited Partner (99.5% Ownership)
General Partner (0.1% Ownership)
BH Equities, LLC*
Noncontrolling Limited Partner (0.3% Ownership)
TRS
NexPoint Residential Trust Operating Partnership, L.P.
Other OP Unit Holders*
Noncontrolling Limited Partners (0.1% Ownership)
0.1%
99.9%
100%
100%
NXRT NLMF Member, LLC
LLC Subsidiaries
LLC Subsidiaries
10 Properties*
30 Properties*

* An affiliate of BH Equities, LLC is the property manager for all of our properties.

Our Adviser

We are externally managed by our Adviser pursuant to the Advisory Agreement, by and among the OP, our Adviser, and us. Our Adviser was organized on September 5, 2014 and is an affiliate of our Sponsor. Our Adviser has contractual and fiduciary responsibilities to us and our stockholders as further described under "—Our Advisory Agreement" below. The members of our Adviser's management team are Jim Dondero, Brian Mitts, Matt McGraner, D.C. Sauter and Matthew Goetz, all of whom are employed by our Adviser or its affiliates.

Our Advisory Agreement

Below is a summary of the terms of our Advisory Agreement:

Duties of Our Adviser. Our Advisory Agreement provides that our Adviser manage our business and affairs in accordance with the policies and guidelines established by our Board and that our Adviser be under the supervision of our Board. The agreement requires our Adviser to provide us with all services necessary or appropriate to conduct our business, including the following:

• locating, presenting and recommending to us real estate investment opportunities consistent with our investment policies, acquisition and disposition strategies and objectives, including our conflicts of interest policies;

• structuring the terms and conditions of transactions pursuant to which acquisitions and dispositions of properties will be made;

• acquiring and disposing properties on our behalf in compliance with our investment objectives, strategies and applicable tax regulations;

• arranging for the financing and refinancing of properties;

• administering our bookkeeping and accounting functions;

• serving as our consultant in connection with policy decisions to be made by our Board, managing our properties or causing our properties to be managed by another party;

• monitoring our compliance with regulatory requirements, including the Securities Act of 1933, as amended, (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, New York Stock Exchange ("NYSE") rules and regulations of the Code to maintain our status as a REIT;

• performing administrative services; and

• rendering other services as our Board deems appropriate.

Our Adviser is required to obtain the prior approval of our Board in connection with:

• any investment for which the portion of the consideration paid out of our equity equals or exceeds $50,000,000;

• any investment that is inconsistent with the publicly disclosed investment guidelines as in effect from time to time, or, if none are then publicly disclosed, as otherwise adopted by our Board from time to time; or

• any engagement of affiliated service providers on behalf of us or the OP, which engagement terms will be negotiated on an arm's length basis.

For these purposes, "equity" means the purchase price of the investment, exclusive of the proceeds of any debt financing incurred or to be incurred in connection with the relevant investment and anticipated closing and other acquisition costs.

Our Adviser will be prohibited from taking any action, in its sole judgment, or in the sole judgment of our Board, that:

• would adversely affect our qualification as a REIT under the Code, unless our Board had determined that REIT qualification is not in the best interest of us and our stockholders;

• would subject us to regulation under the Investment Company Act of 1940 (the "1940 Act"), except to the extent that we and our Adviser have undertaken in the Advisory Agreement and our charter to comply with Section 15 of the 1940 Act in connection with the entry into, continuation of, or amendment of the Advisory Agreement or any advisory agreement;

• is contrary to or inconsistent with our investment guidelines; or

• would violate any law, rule, regulation or statement of policy of any governmental body or agency having jurisdiction over us or our shares of common stock, or otherwise not be permitted by our charter or bylaws.

Advisory Fee. Our Advisory Agreement requires that we pay our Adviser an annual advisory fee of 1.00% of our Average Real Estate Assets.

"Average Real Estate Assets" means the average of the aggregate book value of Real Estate Assets (see below) before reserves for depreciation or other non-cash reserves, computed by taking the average of the book value of real estate assets at the end of each month (1) for which any fee under the Advisory Agreement is calculated or (2) during the year for which any expense reimbursement under the Advisory Agreement is calculated. "Real Estate Assets" is defined broadly in the Advisory Agreement to include, among other things, investments in real estate-related securities and mortgages and reserves for capital expenditures (the value-add program).

In calculating the advisory fee, we categorize our Average Real Estate Assets into either "Contributed Assets" or "New Assets." The advisory fee on Contributed Assets may not exceed $4.5 million in any calendar year. This cap is intended to limit the fees paid to our Adviser on the Contributed Assets following the Spin-Off to the fees that would have been paid by NHF to its adviser had the Spin-Off not occurred. The advisory fee on New Assets is not subject to this limitation but is subject to the expense cap mentioned below.

"Contributed Assets" means all of the real estate assets we owned upon the completion of the Spin-Off and is not reduced for dispositions of such assets subsequent to the Spin-Off.

"New Assets" means all of the Average Real Estate Assets other than Contributed Assets. New Assets includes proceeds from the sale of a Contributed Asset that are used to purchase a new investment.

The advisory fee is payable monthly in arrears in cash, unless our Adviser elects, in its sole discretion, to receive all or a portion of such fee in shares of our common stock, subject to the limitations set forth below under "—Limitations on Receiving Shares." The number of shares issued to our Adviser as payment for the advisory fee will be equal to the dollar amount of the portion of such fee that is payable in shares divided by the volume-weighted average closing price of shares of our common stock for the ten trading days prior to the end of the month for which such fee will be paid, which we refer to as the fee VWAP. Our Adviser computes each installment of the advisory fee as promptly as possible after the end of the month with respect to which such installment is payable.

The accrued fees are payable monthly as promptly as possible after the end of each month during which the Advisory Agreement is in effect. A copy of the computations made by our Adviser to calculate such installment is delivered to our Board for informational purposes only.

Administrative Fee. Our Advisory Agreement requires that we pay our Adviser an annual administrative fee of 0.20% of the Average Real Estate Assets.

In calculating the administrative fee, we categorize our Average Real Estate Assets into either Contributed Assets or New Assets. The administrative fee on Contributed Assets may not exceed $890,000 in any calendar year. This cap is intended to limit the fees paid to our Adviser on the Contributed Assets following the Spin-Off to the fees that would have been paid by NHF to its adviser had the Spin-Off not occurred. The administrative fee on New Assets is not subject to this limitation but is subject to the expense cap described below.

The administrative fee is payable monthly in arrears in cash, unless our Adviser elects, in its sole discretion, to receive all or a portion of such fee in shares of our common stock, subject to the limitations set forth below under "—Limitations on Receiving Shares." The number of shares issued to our Adviser as payment for the administrative fee will be equal to the dollar amount of the portion of such fee that is payable in shares divided by the fee VWAP. Our Adviser computes each installment of the administrative fee as promptly as possible after the end of each month with respect to which such installment is payable. The accrued fees are payable monthly as promptly as possible after the end of each month during which the Advisory Agreement is in effect. A copy of the computations made by our Adviser to calculate such installment is delivered to our Board for informational purposes only.

Reimbursement of Expenses. Our Advisory Agreement requires that we reimburse our Adviser for all of its out-of-pocket expenses in performing its services, including legal, accounting, financial, due diligence and other services performed by our Adviser that outside professionals or outside consultants would otherwise perform and also pay our pro rata share of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of our Adviser required for our operations ("Adviser Operating Expenses"). Adviser Operating Expenses do not include expenses for the advisory and administrative services provided under the Advisory Agreement. We will also reimburse our Adviser for any and all expenses (other than underwriters' discounts) in connection with an offering, including, without limitation, legal, accounting, printing, mailing and filing fees and other documented offering expenses.

When applicable, our Adviser prepares a statement documenting all expenses incurred during each month, and delivers such statement to us within 15 business days after the end of each month. When submitted for reimbursement, such expenses are reimbursed by us no later than the 15th business day immediately following the date of delivery of such statement of expenses to us. All expenses payable by us or reimbursable to our Adviser pursuant to the agreement will not be in amounts greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's length basis. Our Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on our behalf. Once waived, these expenses are considered permanently waived and become non-recoupable in the future.

Expense Cap. Reimbursement of Adviser Operating Expenses under the Advisory Agreement, advisory and administrative fees paid to our Adviser and corporate general and administrative expenses such as audit, legal, listing and Board fees and equity-based compensation expense recognized under a long-term incentive plan will not exceed 1.5% of Average Real Estate Assets per calendar year (or part thereof that the Advisory Agreement is in effect) (the "Expense Cap"). The Expense Cap does not limit the reimbursement by us of expenses related to securities offerings paid by our Adviser. The Expense Cap also does not apply to legal, accounting, financial, due diligence and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation or other events outside our ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets.

Term of the Advisory Agreement. The Advisory Agreement has a one-year term. The Advisory Agreement shall continue in full force and effect so long as the Advisory Agreement is approved at least annually by our Board. On February 22, 2023, our Board, including the independent directors, unanimously approved the renewal of the Advisory Agreement with the Adviser for a one-year term.

The Advisory Agreement may be terminated at any time, without payment of any penalty to our Adviser, by vote of our Board or stockholders, or by our Adviser, in each case on not more than 60 days' nor less than 30 days' prior written notice to the other party. The Advisory Agreement shall automatically and immediately terminate in the event of its "assignment" (as defined in the 1940 Act).

Amendment. The Advisory Agreement may only be amended, waived, discharged or terminated in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought.

Limitations on Receiving Shares. The ability of our Adviser to receive shares of our common stock as payment for all or a portion of the advisory and administrative fees due under the terms of our Advisory Agreement will be subject to the following limitations: (1) the ownership of shares of common stock by our Adviser may not violate the ownership limitations set forth in our charter, after giving effect to any exception from such ownership limitations that our Board may grant to our Adviser or its affiliates and (2) compliance with all applicable restrictions under the U.S. federal securities laws and the NYSE rules. To the extent that payment of any fee in shares of our common stock would result in a violation of the ownership limits set forth in our charter (taking into account any applicable waiver or any restrictions imposed under the U.S. federal securities laws or NYSE rules), all or a portion of such fee payable to our Adviser will be payable in cash to the extent necessary to avoid such violation.

Registration Rights. We entered into a registration rights agreement with our Adviser with respect to any shares of our common stock that our Adviser receives as payment for any fees owed under our Advisory Agreement. These registration rights will require us to file a registration statement with respect to such shares. We agreed to pay all of the expenses relating to registering these securities. The costs associated with registering these securities will not be deducted from the compensation owed to our Adviser.

Liability and Indemnification of our Adviser. Under the Advisory Agreement, we are also required to indemnify our Adviser and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding with respect to certain of our Adviser's acts or omissions.

Other Activities of our Adviser and its Affiliates. Our Adviser and its affiliates expect to engage in other business ventures, and as a result, their resources will not be dedicated exclusively to our business. However, pursuant to the Advisory Agreement, our Adviser will be required to devote sufficient resources to our administration to discharge its obligations.

Potential Acquisition of our Adviser. Many REITs that are listed on a national stock exchange are considered "self-managed" or "internally managed," since the employees of such REITs perform all significant management functions. In contrast, REITs that are not self-managed, like us, are referred to as "externally managed" and typically engage a third party, such as our Adviser, to perform management functions on its behalf. Our independent directors may determine that we should become self-managed through the acquisition of our Adviser, which we refer to as an internalization transaction. See "Risk Factors—If we internalize our management functions, the percentage of our outstanding common stock owned by our other stockholders could be reduced, and we could incur other significant costs associated with being self-managed."

Our Property Manager

The entities through which we own the properties in our portfolio have entered into management agreements with BH. Pursuant to these agreements, BH operates and leases the underlying properties in our portfolio. In addition to property management and leasing services, BH also provides us with market research, acquisition advice, a pipeline of investment opportunities and construction management services. We utilize BH for property and construction management services and leasing, paying BH a management fee of approximately 3% of the monthly gross income from each property managed, as well as construction supervision fees and certain other fees described under "—Property Management Agreements" below.

Property Management Agreements

Under these agreements, BH operates, coordinates and supervises the ordinary and usual business and affairs pertaining to the operation, maintenance, leasing, licensing, and management of each property. The following summarizes the terms of the management agreements.

Term. The terms of the management agreements will continue until the last day of the calendar month following the second anniversary of the agreement. Upon the expiration of the original term, the agreements will automatically renew on a month-to-month basis until terminated. The agreements may be terminated at any time with 60 days written notice.

Proposed Management Plans. Each management agreement requires that BH prepare and submit a proposed management plan and operating budget for the marketing, operation, repair and maintenance, and renovation of the property for the year the agreement is entered into. BH must submit subsequent proposed management plans 45 days prior to the beginning of the next year.

Amounts Payable under the Management Agreements. The entities that own the properties pay BH monthly for its services. Pursuant to the management agreements, BH may pay itself out of each property's operating account. Any sums not paid within 10 days after becoming due bear interest at the rate of 18% per annum. Compensation under the management agreements consists of the following components:

- **Management Fee**. The management fee is approximately 3% of the monthly gross income from each property. For the purposes of calculating the management fee, "monthly gross income" is defined as all receipts of every kind and nature actually collected from the operation of the property, determined on a cash basis, including, without limitation, rental or lease payments, late charges, service charges, forfeited security deposits, proceeds of vending machine collections, resident utility payment collections, and all other forms of miscellaneous income (but excluding the collection of any insurance or condemnation awards).

- **Set-Up/Inspection Fees**. BH receives a one-time set-up/inspection fee per unit upon commencement of management of each property.

- **Construction Supervision Fee**. BH receives a construction supervision fee of 5-6% of total project costs if BH performs these services.

- **Renter's Insurance Program Fee; Other Fees**. In the event that the entities that own the properties direct BH to implement a renter's insurance program at a property, the entities pay BH a fee in connection with running such program. In consideration for any additional services other than the services required under the management agreements, the entities pay BH an hourly rate.

Additionally, BH also acts as a paymaster for the properties and is reimbursed at cost for various operating expenses it pays on behalf of the properties.

Termination. A management agreement will terminate automatically in the event that the entity that owns the property is sold or if all or substantially all of the property to which the agreement applies is otherwise disposed of. Additionally, a management agreement may be terminated if certain other events occur, including:

- a default by BH or the entity that owns the property that is not cured prior to the expiration of any applicable cure periods;

- upon written notice by either party if a petition for bankruptcy, reorganization or arrangement is filed by the other party, or if any such petition shall be filed against the other party and is not dismissed within 60 days of the date of such filing, or in the event the other party shall make an assignment for the benefit of creditors, or take advantage of any insolvency statute or similar law;

- upon 15 days written notice in the event that all or substantially all of the property is destroyed by a casualty, or taken by means of eminent domain or condemnation; or

- upon 60 days written notice by either party.

If a management agreement is terminated by the entity that owns the property for any reason, or if it is terminated by BH due to our default or due to the destruction, condemnation or taking by eminent domain of a property, the entity that owns the property will be required to pay damages to BH. Such damages will be equal to the management fee earned by BH for the calendar month immediately preceding the month in which the notice of termination is given, multiplied by the number of months and/or portions thereof remaining from the termination date until the end of the initial term or term year in which the termination occurred.

Additionally, for the month or the partial month after the date of the termination of BH's on-site property management responsibilities, BH will be paid a close-out management fee equivalent to 50% of the last month's full management fee.

Insurance. The entities that own the properties are required to maintain property and liability insurance for each property, and its liability insurance policy must include BH as an "Additional Insured." BH is required to maintain, at the entities' expense, workers' compensation insurance covering all employees of BH employed in, on, or about each property so as to provide statutory benefits required by state and federal laws.

Assignment. BH may not assign the management agreements without the prior written consent of the entities that own the properties.

Indemnification. The entities that own the properties are required to indemnify, defend and hold harmless BH and its agents and employees from and against all claims, liabilities, losses, damages, and/or expenses arising out of (1) BH's performance under the management agreements, or (2) facts, occurrences, or matters first arising before the date of the management agreements. The entities that own the properties are not required to indemnify BH against damages or expenses suffered as a result of the gross negligence, willful misconduct, or fraud on the part of BH, its agents, or employees.

BH is required to indemnify, defend, and hold harmless the entities that own the properties and their agents and employees from and against all claims, liabilities, losses, damages, and/or expenses arising out of the gross negligence, willful misconduct, or fraud on the part of BH, its agents, or employees, and shall at its own cost and expense defend any action or proceeding against us arising therefrom.

Regulation

Multifamily properties are subject to various laws, ordinances and regulations, including regulations relating to common areas, such as swimming pools, activity centers, and recreational facilities. We believe that each of our properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

The properties in our portfolio must comply with Title III of the Americans with Disability Act of 1990 (the "ADA"), to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily accessible accommodations is an ongoing one, and we will continue to assess our properties and make alterations as appropriate in this respect.

Fair Housing Act

The Fair Housing Act (the "FHA"), its state law counterparts and the regulations promulgated by the U.S. Department of Housing and Urban Development and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under 18) or handicap (disability) and, in some states, financial capability or other bases. A failure to comply with these laws in our operations could result in litigation, fines, penalties or other adverse claims, or could result in limitations or restrictions on our ability to operate, any of which could materially and adversely affect us. We believe that we operate our properties in substantial compliance with the FHA.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Independent environmental consultants have conducted Phase I Environmental Site Assessments at all of the properties in our portfolio using the American Society for Testing and Materials Standard E 1527-05. A Phase I Environmental Site Assessment is a report that identifies potential or existing environmental contamination liabilities. Site assessments are intended to discover and evaluate information regarding the environmental condition of the assessed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the site assessments identified any known past or present contamination that we believe would have a material adverse effect on our business, assets or operations. However, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. A prior owner or operator of a property or historic operations at our properties, or operations and conditions at nearby properties, may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. Moreover, conditions identified in environmental assessments that did not appear material at that time, may in the future result in material liability.

Environmental laws also govern the presence, maintenance and removal of hazardous materials in building materials (e.g., asbestos and lead), and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing hazardous materials properly manage and maintain certain hazardous materials, adequately notify or train those who may come into contact with certain hazardous materials, and undertake special precautions, including removal or other abatement, if certain hazardous materials would be disturbed during renovation or demolition of a building. In addition, the properties in our portfolio are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

We believe that there are no compliance issues with laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have adversely affected, or are reasonably expected to adversely affect, our business, financial condition and results of operations, and we do not currently anticipate material capital expenditures arising from environmental regulation. We believe that climate change could present risks to our business. Some of the potential impacts of climate change to our business include increased operating costs due to additional regulatory requirements and the risk of disruptions to our business. We do not believe these risks are material to our business at this time. Our currently anticipated capital expenditures for environmental control facility matters are not material.

The cost of future environmental compliance may materially and adversely affect us. See "Risk Factors—We may face high costs associated with the investigation or remediation of environmental contamination, including asbestos, lead-based paint, chemical vapor, subsurface contamination and mold growth."

Insurance

We carry comprehensive general liability coverage on the properties in our portfolio, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. The majority of our property policies for all U.S. operating and development communities include coverage for the perils of flood, tornado and earthquake shock with limits and deductibles customary in the industry and specific to the project. We will also obtain title insurance policies when acquiring new properties, which insure fee title to the properties in our portfolio. We have obtained coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. These policies include limits and terms we consider commercially reasonable. There are certain losses (including, but not limited to, losses arising from environmental conditions, acts of war or certain kinds of terrorist attacks) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. In addition, for the properties in our portfolio, we could self-insure certain portions of our insurance program and therefore, use our own funds to satisfy those limits. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice. In the opinion of our management team, the properties in our portfolio are adequately insured.

Competition

In attracting and retaining residents to occupy the properties in our portfolio, we compete with numerous other housing alternatives. The properties in our portfolio compete directly with other rental apartments as well as condominiums and single-family homes that are available for rent or purchase in the sub-markets in which our properties are located. Principal factors of competition include rent or price charged, attractiveness of the location and property and quality and breadth of services and amenities. If our competitors offer leases at rental rates below current market rates, or below the rental rates that the tenants of the properties in our portfolio pay, we may lose potential tenants and we may be pressured to reduce rental rates below those currently charged or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when the tenants' leases expire.

The number of competitive properties relative to demand in a particular area has a material effect on our ability to lease apartment units at our properties and on the rents we charge. In addition, we compete with numerous other investors for suitable properties. This competition affects our ability to acquire properties and the price that we pay in such acquisitions.

Human Capital Disclosure

As of December 31, 2022, we had three employees. We endeavor to maintain workplaces that are free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. The basis for recruitment, hiring, development, training, compensation and advancement is a person's qualifications, performance, skills and experience. Our employees are fairly compensated, without regard to gender, race and ethnicity, and routinely recognized for outstanding performance.

Our Adviser conducts substantially all of our operations and provides asset management for our real estate investments. We expect we will only have accounting employees while the Advisory Agreement is in effect.

Corporate Information

Our Adviser's offices are located at 300 Crescent Court, Suite 700, Dallas, Texas 75201. Our Adviser's telephone number is (214) 276-6300. We maintain a website at nxrt.nexpoint.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available on our website as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. Information contained on, or accessible through our website, is not incorporated by reference into and does not constitute a part of this annual report or any other report or documents we file with or furnish to the SEC. These documents may also be found on the SEC's website at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the following risks and other information in this annual report in evaluating us and our capital stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, financial condition or results of operations, and could, in turn, impact the trading price of our capital stock.

Summary Risk Factors

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

- unfavorable changes in market and economic conditions in the United States and globally and in the specific markets where our properties are located;
- macroeconomic trends including inflation and rising interest rates may adversely affect our financial conditions and results of operations;
- risks associated with the COVID-19 pandemic, including unpredictable variants and the future outbreak of other highly infectious or contagious diseases;
- risks associated with the ownership of real estate;
- limited ability to dispose of assets because of the relative illiquidity of real estate investments;
- our multifamily properties are concentrated in certain geographic markets in the Southeastern and Southwestern United States, which makes us more susceptible to adverse developments in those markets;
- increased risks associated with our strategy of acquiring value enhancement multifamily properties rather than more conservative investment strategies;
- failure to succeed in new markets may have adverse consequences on our performance;
- competition for attractive investment opportunity and any increased affordability of residential homes could limit our ability to lease our apartments or increase or maintain rents;
- high costs associated with the compliance with various accessibility, environmental, building and health and safety laws and regulations;
- risks associated with buying owning and selling apartment communities, including contingent or unknown liabilities related to the properties and the risk that we may not be able to yield anticipated results or sell certain properties;
- risks associated with operating through joint ventures and funds;
- our dependence on information systems;
- risks associated with breaches of our data security;
- costs associated with being a public company, including compliance with securities laws;
- the risk that our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting;
- risks associated with our substantial current indebtedness and indebtedness we may incur in the future;
- risks associated with derivatives or hedging activity;

- risks associated with representations and warranties made by us in connection with sales of our properties may subject us to liability that could result in losses and could harm our operating results and, therefore, distributions we make to our stockholders;

- loss of key personnel of our Sponsor, our Adviser and our property manager;

- the risk that we may not replicate the historical results achieved by other entities managed or sponsored by affiliates of our Adviser, members of our Adviser's management team or by our Sponsor or its affiliates;

- risks associated with our Adviser's ability to terminate the Advisory Agreement (as defined below);

- our ability to change our major policies, operations and targeted investments without stockholder consent;

- the substantial fees and expenses we pay to our Adviser and its affiliates;

- risks associated with any potential internalization of our management functions;

- conflicts of interest and competing demands for time faced by our Adviser, our Sponsor and their officers and employees;

- the risk that we may compete with other entities affiliated with our Sponsor or property manager for properties and tenants;

- failure to maintain our status as a REIT;

- failure of our operating partnership to be taxable as a partnership for U.S. federal income tax purposes, possibly causing us to fail to qualify for or to maintain REIT status;

- compliance with REIT requirements, which may limit our ability to hedge our liabilities effectively and cause us to forgo otherwise attractive opportunities, liquidate certain of our investments or incur tax liabilities;

- risks associated with our ownership of interests in TRSs;

- the recognition of taxable gains from the sale of properties as a result of the inability to complete certain like-kind exchanges in accordance with Section 1031 of the Code

- the risk that the IRS may consider certain sales of properties to be prohibited transactions, resulting in a 100% penalty tax on any taxable gain;

- the ineligibility of dividends payable by REITs for the reduced tax rates available for some dividends;

- risks associated with the stock ownership restrictions of the Code for REITs and the stock ownership limit imposed by our charter;

- the ability of our board of directors to revoke our REIT qualification without stockholder approval;

- recent and potential legislative or regulatory tax changes or other actions affecting REITs;

- risks associated with the market for our common stock and the general volatility of the capital and credit markets;

- failure to generate sufficient cash flows to service our outstanding indebtedness or pay distributions at expected levels;

- risks associated with limitations of liability for and our indemnification of our directors and officers;

- the risk that legal proceedings we become involved in from time to time could adversely affect our business; and

- the risk that acts of violence could decrease the value of our assets and have an adverse effect on our business and results of operations.

Risks Related to Our Business and Industry

Unfavorable market and economic conditions in the United States and globally and in the specific markets or submarkets where our properties are located could adversely affect occupancy levels, rental rates, rent collections, operating expenses and the overall market value of our assets, and impair our ability to sell, recapitalize or refinance our assets.

Unfavorable market conditions in the areas in which we operate and unfavorable economic conditions in the United States and globally may significantly affect our occupancy levels, our rental rates, rent collections, operating expenses, the market value of our properties and our ability to strategically acquire, dispose, recapitalize or refinance our multifamily properties on economically favorable terms or at all. Our ability to lease our properties at favorable rates is adversely affected by increases in supply of multifamily communities in our markets and is dependent upon overall economic conditions, which are adversely affected by, among other things, COVID-19 inflation, interest rates, a recession, personal debt levels, a downturn in the housing market, stock market volatility and uncertainty about the future. Some of our major expenses, including debt service and real estate taxes, generally do not decline when related rents decline. We expect that any declines in our occupancy levels, rental revenues and/or the values of our multifamily properties would cause us to have less cash available to pay our indebtedness, fund necessary capital expenditures and to make distributions to our stockholders, which could negatively affect our financial condition and the market value of our assets. Factors that may affect our occupancy levels, our revenues, our NOI and/or the value of our properties include the following, among others:

- downturns in global, national, regional and local economic conditions;

- declines in the financial condition of our residents, which may make it more difficult for us to collect rents from these residents;

- the inability or unwillingness of our residents to pay rent increases;

- a decline in household formation;

- a decline in employment or lack of employment growth;

- an oversupply of, or a reduced demand for, apartment homes;

- changes in market rental rates in our core markets;

- our ability to renew leases or re-lease space on favorable terms;

- the timing and costs associated with property improvements, repairs and renovations, including supply chain issues, inflation and labor shortages;

- declines in mortgage interest rates, making home and condominium ownership more affordable;

- changes in home loan lending practices, including the easing of credit underwriting standards, increasing the availability of home loans and thereby reducing demand for apartment homes;

- government or builder incentives which enable first-time homebuyers to put little or no money down, making alternative housing options more attractive;

- rent control or rent stabilization laws, or other laws regulating housing, that could prevent us from raising rents to offset increases in operating costs; and

- economic conditions that could cause an increase in our operating expenses, such as increases in property taxes (particularly as a result of increased local, state and national government budget deficits and debt and potentially reduced federal aid to state and local governments), utilities, insurance, compensation of on-site associates and routine maintenance.

- the COVID-19 pandemic and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or treat its impact of COVID-19.

Macroeconomic trends including inflation, rising interest rates or recession may adversely affect our financial condition and results of operations.

Macroeconomic trends, including increases in inflation and rising interest rates, may adversely impact our business, financial condition and results of operations. Inflation in the United States has recently accelerated to historically high levels and may continue at an elevated level in the near-term. Rising inflation could have an adverse impact on general and administrative expenses, as these costs could increase at a rate higher than our rental revenue, interest income or other revenue. Inflationary pressures have increased our direct and indirect operating and investment costs. Inflationary pressures have also increased or may have the effect of increasing our costs related to property management, third-party contractors and vendors, insurance, transportation and taxes, and our residents may also be adversely impacted by higher cost of living expenses, including food, energy and transportation, which may increase our rate of tenant defaults and harm our operating results.

The U.S. Federal Reserve began rapidly raising the federal funds rate to decade-high levels in 2022 to combat inflation and restore price stability, and has signaled that the federal funds rate may continue to rise in 2023. In addition, the Federal Reserve began a quantitative tightening program in June of 2022. The combination of these actions have resulted in an increase in prevailing interest rates. To the extent our exposure to increases in interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements that we may utilize for hedging purposes, such increases will result in higher debt service costs which will adversely affect our cash flows. We cannot assure you that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

In addition, these actions by the Federal Reserve, as well as efforts by other central banks globally to combat inflation and restore price stability and other global events, may raise the prospect or severity of a recession. The war in Ukraine adds, and other international tensions or escalations of conflict may add, instability to the uncertainty driving socioeconomic forces, which may continue to have an impact on global trade and result in inflation or economic instability. The COVID-19 pandemic or the future outbreak of other highly infectious or contagious diseases may also generally impair the performance of investments, increase funding costs, limit access to the capital markets or result in decisions by lenders not to extend credit. Present conditions and the state of the U.S and global economies make it difficult to predict whether and/or when and to what extent a recession will occur in the near future. Should a recession occur it could negatively impact the value of commercial and residential real estate and the value of our investments, potentially materially. While the Company has taken steps to prepare for a potential downturn in the economy, should a recession occur there can be no guaranty that the Company's efforts will prevent any negative impacts to the value of the Company's investments.

The current COVID-19 pandemic and the future outbreak of other highly infectious or contagious diseases could materially and adversely impact or disrupt our financial condition, results of operations, cash flows and performance.

The COVID-19 pandemic has had, and other pandemics in the future could have, repercussions across regional and global economies and financial markets. The outbreak of COVID-19 has significantly adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The global impact of the outbreak evolved rapidly and continues to evolve. Additionally, the emergence of new variants of COVID-19 are unpredictable and current vaccines and treatments may not be effective against new variants.

The COVID-19 pandemic, and other future pandemics, could also materially and adversely impact or disrupt our financial condition, results of operations, cash flows and performance due to, among other factors:

- reduced economic activity may cause certain of our tenants to be unable to meet their rent obligations to us in full, or at all, or to otherwise seek modifications of such obligations;

- federal, state, local and industry-initiated efforts that may adversely affect the ability of landlords, including us, to collect rent and customary fees, adjust rental rates and enforce remedies for the failure to pay rent, such as the order issued by the CDC to temporarily halt residential evictions to prevent further spread of COVID-19;

- reduced economic activity could result in a prolonged recession, which could negatively impact our prospects for leasing additional apartment units and/or renewing leases with existing tenants;

- difficulty accessing debt and equity capital on attractive terms, or at all, impacts to our credit ratings, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis, or at all;

- the financial impact of the COVID-19 pandemic could negatively impact our future compliance with financial covenants of our Amended and Restated Corporate Credit Facility and other debt agreements and result in a default and potentially an acceleration of indebtedness, which non-compliance could negatively impact our ability to request further increases to our Amended and Restated Corporate Credit Facility and pay dividends, among other things;

- weaker economic conditions due to the COVID-19 pandemic could require us to recognize future impairment losses;

- a general decline in business activity and demand for real estate transactions could adversely affect our ability to sell or purchase properties;

- a change in housing trends, including tenants seeking properties with yards or larger outdoor spaces; our ability to lease or relet units due to social distancing or other restrictions intended to prevent the spread of COVID-19 that may frustrate our leasing activities;

- our ability to continue our apartment unit redevelopment programs and attain increased rental rates for renovated or upgraded units due to social distancing or other restrictions intended to prevent the spread of COVID-19;

- the possibility that one or more of our apartment communities could become a cluster site for COVID-19 infections, which could negatively impact our reputation and occupancy levels and result in operational losses due to reduced rental demand;

- the potential negative impact on the health of the employees of our Adviser and our property manager, particularly if a significant number of them are impacted, could result in a deterioration in our ability to ensure business continuity during this disruption; and

- the timing of the development and distribution of effective treatments for COVID-19 and future pandemics.

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business. New outbreaks or variants may cause our Adviser's employees to return to working remotely. An extended period of remote work arrangements could introduce operational risk, including, but not limited to, cybersecurity risks, impair our ability to manage our business and negatively impact our internal controls over financial reporting.

The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. The COVID-19 pandemic presents material uncertainty and risk with respect to our financial condition, results of operations, cash flows and performance. Moreover, many risk factors set forth in our Annual Report should be interpreted as heightened risks as a result of the impact of the COVID-19 pandemic.

We are subject to risks inherent in ownership of real estate.

Real estate cash flows and values are affected by a number of factors, including competition from other available properties and the ability to provide adequate property maintenance and insurance and to control operating costs. Real estate cash flows and values are also affected by such factors as government regulations (including zoning, usage and tax laws) limitations on rent and rent increases, interest rate levels, the availability of financing, property tax rates, utility expenses, potential liability under environmental and other laws and changes in environmental and other laws.

Real estate investments are relatively illiquid and may limit our flexibility.

Equity real estate investments are relatively illiquid, which tends to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have a material adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. These potential difficulties in selling real estate in our markets may limit our ability to change or reduce the number of multifamily properties in our portfolio promptly in response to changes in economic or other conditions.

Our multifamily properties are concentrated in certain geographic markets, which makes us more susceptible to adverse developments in those markets.

Our most significant geographic investment concentrations are primarily in the Southeastern and Southwestern United States. We are, therefore, subject to increased exposure from economic and other competitive factors specific to markets within these geographic areas. To the extent general economic conditions worsen in one or more of these markets, or if any of these areas experience a natural disaster, the value of our portfolio and our market rental rates could be adversely affected. As a result, our results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, and our ability to satisfy our debt obligations could be materially adversely affected.

Failure to succeed in new markets may have adverse consequences on our performance.

We may make acquisitions outside of our existing market areas if appropriate opportunities arise. Our historical experience in our existing markets does not ensure that we will be able to operate successfully in new markets, should we choose to enter them. We may be exposed to a variety of risks if we choose to enter new markets, including an inability to accurately evaluate local market conditions, to identify appropriate acquisition opportunities, to hire and retain key personnel and a lack of familiarity with local governmental and permitting procedures. In addition, we may abandon opportunities to enter new markets that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

Our strategy for acquiring value-enhancement multifamily properties involves greater risks than more conservative investment strategies.

Our primary strategy is a value-add strategy. Therefore, for a majority of our portfolio, we intend to execute a "value-enhancement" strategy whereby we will acquire under-managed assets in high-demand neighborhoods, invest additional capital, and reposition the properties to increase both average rental rates and resale value. Our strategy for acquiring value-enhancement multifamily properties involves greater risks than more conservative investment strategies. The risks related to these value-enhancement investments include risks related to delays in the repositioning or improvement process, higher than expected capital improvement costs, the additional capital needed to execute our value-add program, including possible borrowings or raising additional equity necessary to fund such costs, and ultimately that the repositioning process may not result in the higher rents and occupancy rates anticipated. In addition, our value-enhancement properties may not produce revenue while undergoing capital improvements. Furthermore, we may also be unable to complete the improvements of these properties and may be forced to hold or sell these properties at a loss. For these and other reasons, we cannot assure you that we will realize growth in the value of our value-enhancement multifamily properties, and as a result, our ability to make distributions to our stockholders could be adversely affected.

Potential reforms or changes to Freddie Mac and Fannie Mae could adversely affect our business.

As of December 31, 2022, we had approximately $1.5 billion and $119.5 million of outstanding consolidated indebtedness under our Freddie Mac and Fannie Mae mortgage loans, respectively. We rely on national and regional institutions, including Freddie Mac and Fannie Mae, to provide financing for our acquisitions and permanent financing on properties we may develop in the future. Currently, there is uncertainty regarding the futures of Freddie Mac and Fannie Mae. Should Freddie Mac and Fannie Mae have their mandates changed or reduced, be disbanded or reorganized by the government, privatized or otherwise discontinue providing liquidity to our sector, it could significantly reduce our access to debt capital and/or increase borrowing costs and could significantly reduce our sales of assets and/or the values realized upon sale.

Competition could limit our ability to acquire attractive investment opportunities, which could adversely affect our profitability and impede our growth.

We compete with numerous real estate companies and other owners of real estate in seeking multifamily properties for acquisition and pursuing buyers for dispositions. We expect that other real estate investors, including insurance companies, private equity funds, sovereign wealth funds, pension funds, other REITs and other well-capitalized investors, will compete with us to acquire existing properties and to develop new properties, and many of these investors will have greater sources of capital to acquire properties. This competition could increase prices for properties of the type we would likely pursue and adversely affect our profitability and impede our growth.

Competition and any increased affordability of residential homes could limit our ability to lease our apartments or increase or maintain rents.

Our multifamily properties compete with other housing alternatives to attract residents, including other rental apartments, condominiums and single-family homes that are available for rent, as well as new and existing condominiums and single-family homes for sale. All of our multifamily properties are located in developed areas that include other multifamily properties and/or condominiums. The number of competitive multifamily properties and/or condominiums in a particular area, and any increased affordability of owner occupied single and multifamily homes caused by declining housing prices, low mortgage interest rates and government programs to promote home ownership, could have a material adverse effect on our ability to lease our apartments and the rents we are able to obtain. In addition, single-family homes and other residential properties provide housing alternatives to residents and potential residents of our multifamily properties.

A decrease in residential mortgage rates may result in potential renters purchasing residences rather than leasing them, and as a result, cause a decline in occupancy rates.

A decrease in residential mortgage interest rates and government-sponsored programs to promote home ownership may encourage potential renters to purchase residences rather than lease them, thereby causing a decline in the occupancy rates of our properties.

We depend on our tenants for substantially all of our revenues. Poor tenant selection and defaults and nonrenewals by our tenants may adversely affect our reputation, financial performance and ability to make distributions.

We depend on rental income from tenants for substantially all of our revenues. As a result, our success depends in large part upon our ability to attract and retain qualified tenants for our properties. Our reputation, financial performance and ability to make distributions to our shareholders would be adversely affected if a significant number of our tenants fail to meet their lease obligations or fail to renew their leases. For example, tenants may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with HOA regulations, sublet to less desirable individuals in violation of our lease or permit unauthorized persons to live with them. Damage to our properties may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the property resulting in a lower than expected rate of return. Increases in unemployment levels and other adverse changes in the economic conditions in our markets could result in substantial tenant defaults. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and will incur costs in protecting our investment and re-leasing the property. In addition, we rely on information supplied by prospective residents in making tenant selections, which may in some cases be false.

We may fail to consummate future property acquisitions, and we may not be able to find suitable alternative investment opportunities.

When acquiring properties in the future, we may be subject to various closing conditions, and there can be no assurance that we can satisfy these conditions or that the acquisitions will close. If we fail to consummate future acquisitions, there can be no assurance that we will be able to find suitable alternative investment opportunities.

Acquisitions may not yield anticipated results, which could negatively affect our financial condition and results of operations.

We intend to actively acquire multifamily properties for rental operations as market conditions, including access to the debt and equity markets, dictate. We may also acquire multifamily properties that are unoccupied or in the early stages of lease-up. We may be unable to lease-up these multifamily properties on schedule, resulting in decreases in expected rental revenues and/or lower yields as the result of lower occupancy and rental rates as well as higher than expected concessions. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or to complete a development project. We may be unable to integrate the existing operations of newly acquired multifamily properties and over time such communities may not perform as well as existing communities or as we initially anticipated in terms of occupancy and/or rental rates. Additionally, we expect that other major real estate investors with significant capital will compete with us for attractive investment opportunities or may also develop properties in markets where we focus our development efforts. This competition may increase acquisition costs for multifamily properties. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms.

We are subject to certain risks associated with selling apartment communities, which could limit our operational and financial flexibility.

We periodically dispose of apartment communities that no longer meet our strategic objectives, but adverse market conditions may make it difficult to sell apartment communities like the ones we own. We cannot predict whether we will be able to sell any property for the price or on the terms we set, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. These conditions may limit our ability to dispose of properties and to change our portfolio promptly in order to meet our strategic objectives, which may in turn have a material adverse effect on our financial condition and the market value of our assets. We are also subject to the following risks in connection with sales of our apartment communities:

- a significant portion of the proceeds from our overall property sales may be held by intermediaries in order for some sales to qualify as an exchange under Section 1031 of the Code ("1031 Exchanges") so that any related capital gain can be deferred for U.S. federal income tax purposes. As a result, we may not have immediate access to all of the cash proceeds generated from our property sales; and

- U.S. federal income tax laws limit our ability to profit on the sale of communities that we have owned for less than two years, and this limitation may prevent us from selling communities when market conditions are favorable.

We may be subject to contingent or unknown liabilities related to properties or businesses that we have acquired or may acquire for which we may have limited or no recourse against the sellers.

The properties or businesses that we have acquired or may acquire, may be subject to unknown or contingent liabilities for which we have limited or no recourse against the sellers. Unknown liabilities might include liabilities for, among other things, cleanup or remediation of undisclosed environmental conditions, liabilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), claims of residents, vendors or other persons dealing with the entities prior to the acquisition of such property, tax liabilities, and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. Because many liabilities, including tax liabilities, may not be identified within the applicable contractual indemnification period, we may have no recourse against any of the owners from whom we acquire such properties for these liabilities. The existence of such liabilities could significantly and adversely affect the value of the property subject to such liability. As a result, if a liability were asserted against us based on ownership of any of such properties, then we might have to pay substantial sums to settle it, which could adversely affect our cash flows.

We are subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.

There are certain types of losses (including, but not limited to, losses arising from environmental conditions, earthquakes, tornados and hurricanes, acts of war or certain kinds of terrorist attacks) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. We carry commercial general liability insurance, property insurance and terrorism insurance with respect to our communities with limits and on terms we consider commercially reasonable. If an uninsured loss or liability were to occur, whether because of a lack of insurance coverage or a loss in excess of insured limits, we could lose our capital invested in a community, as well as the anticipated future revenues from such community. We would also continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. If an uninsured liability to a third party were to occur, we would incur the cost of defense and settlement with, or court ordered damages to, that third party. A significant uninsured property or liability loss could materially and adversely affect our business and our financial condition and results of operations.

Compliance with various laws and regulations, including accessibility, building and health and safety laws and regulations, may be costly, may adversely affect our operations or expose us to liability.

In addition to compliance with environmental regulations, we must comply with various laws and regulations such as accessibility, building, zoning, landlord/tenant and health and safety laws and regulations, including, but not limited to, the ADA and the FHA. Some of those laws and regulations may conflict with one another or be subject to limited judicial or regulatory interpretations. Under those laws and regulations, we may be liable for, among other things, the costs of bringing our properties into compliance with the statutory and regulatory requirements. Noncompliance with certain of these laws and regulations may result in liability without regard to fault and the imposition of fines and could give rise to actions brought against us by governmental entities and/or third parties who claim to be or have been damaged as a consequence of an apartment not being in compliance with the subject laws and regulations. As part of our due diligence procedures in connection with the acquisition of a property, we typically conduct an investigation of the property's compliance with known laws and regulatory requirements with which we must comply once we acquire a property, including a review of compliance with the ADA and local zoning regulations. Our investigations and these assessments may not have revealed, and may not with respect to future acquisitions reveal, all potential noncompliance issues or related liabilities and we can provide no assurance that our properties have been, or that our future projects will be, designed and built in accordance with all applicable legal requirements.

The development, construction and operation of our communities are subject to regulations and permitting under various federal, state and local laws, regulations and ordinances, which regulate matters including wetlands protection, storm water runoff and wastewater discharge. Noncompliance with such laws and regulations may subject us to fines and penalties. We can provide no assurance that we will not incur any material liabilities as a result of noncompliance with these laws.

We may obtain only limited warranties when we acquire a property and may only have limited recourse if our due diligence did not identify any issues that may subject us to unknown liabilities or lower the value of our property, which could adversely affect our financial condition and ability to make distributions to you.

The seller of a property often sells the property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will survive for only a limited period after the closing. The acquisition of, or purchase of, properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, lose rental income from that property or may be subject to unknown liabilities with respect to such properties.

Representations and warranties made by us in connection with sales of our properties may subject us to liability that could result in losses and could harm our operating results and, therefore, distributions we make to our stockholders.

When we sell a property, we may be required to make representations and warranties regarding the property and other customary items. In the event of a breach of such representations or warranties, the purchaser of the property may have claims for damages against us, rights to indemnification from us or otherwise have remedies against us. In any such case, we may incur liabilities that could result in losses and could harm our operating results and, therefore distributions we make to our stockholders.

Short-term apartment leases expose us to the effects of declining market rent, which could adversely affect our ability to make cash distributions to our stockholders.

Substantially all of our apartment leases are for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

We may be subject to risks involved in real estate activity through joint ventures.

We may acquire properties through joint ventures when we believe circumstances warrant the use of such structures. Joint venture investments involve risks, including: the possibility that joint venture partners might refuse to make capital contributions when due; that we may be responsible to joint venture partners for indemnifiable losses; that joint venture partners might at any time have business or economic goals which are inconsistent with ours; and that joint venture partners may be in a position to take action or withhold consent contrary to our recommendations, instructions or requests. In some instances, joint venture partners may have competing interests in our markets that could create conflicts of interest. Further, joint venture partners may fail to meet their obligations to the joint venture as a result of financial distress or otherwise, and we would be forced to make contributions to maintain the value of the property. To the extent joint venture partners do not meet their obligations to the joint venture or they take action inconsistent with the interests of the joint venture, we could be adversely affected.

If we acquire properties through joint ventures, we may be required to make decisions jointly with the other investors who have interests in the respective joint ventures. We might not have the same interests as the other investors in relation to these decisions or transactions. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducements to the other investors to obtain a favorable resolution.

In addition, various restrictive provisions and third-party rights, including consent rights to certain transactions, may apply to sales or transfers of interests in joint ventures. Consequently, decisions to buy or sell interests in a property or properties relating to joint ventures may be subject to the prior consent of other investors. These restrictive provisions and third-party rights would potentially preclude us from achieving full value of the properties because of our inability to obtain the necessary consents to sell or transfer the interests.

Risks Related to Health and the Environment

Our environmental assessments may not identify all potential environmental liabilities and our remediation actions may be insufficient.

Properties being considered for potential acquisition by us are subjected to at least a Phase I or similar environmental assessment prior to closing, which generally does not involve invasive techniques such as soil or ground water sampling. A Phase II assessment is conducted if recommended in the Phase I report. These assessments, together with subsurface assessments conducted on some properties, have not revealed, and we are not otherwise aware of, any environmental conditions that we believe would have a material adverse effect on our business, assets, financial condition or results of operations. However, such environmental assessments may not identify all potential environmental liabilities. Moreover, we may in the future discover adverse environmental conditions at our communities, including at communities we acquire in the future, which may have a material adverse effect on our business, assets, financial condition or results of operations. In connection with our ownership, operation and selective development of communities, from time to time we undertake substantial remedial action in response to the presence of subsurface or other contaminants, including contaminants in soil, groundwater and soil vapor beneath or affecting our buildings. In some cases, an indemnity exists upon which we may be able to rely if environmental liability arises from the contamination, or if remediation costs exceed estimates. We can provide no assurance, however, that all necessary remediation actions have been or will be undertaken at our communities or that we will be indemnified, in full or at all, in the event that environmental liability arises.

We may face high costs associated with the investigation or remediation of environmental contamination, including asbestos, lead-based paint, chemical vapor, subsurface contamination and mold growth.

We are subject to various federal, state and local environmental and public health laws, regulations and ordinances. Under various federal, state and local environmental and public health laws, regulations and ordinances, we may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at our properties (including in some cases natural substances such as methane and radon gas) and may be held liable under these laws or common law to a governmental entity or to third parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the contamination. These damages and costs may be substantial and may exceed any insurance coverage we have for such events. The presence of such substances, or the failure to properly remediate the contamination, may adversely affect our ability to borrow against, sell or rent the affected property. In addition, some environmental laws create or allow a government agency to impose a lien on the contaminated site in favor of the government for damages and costs it incurs as a result of the contamination.

We face risks relating to asbestos.

Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs") when such materials are in poor condition or in the event of renovation or demolition of a building. These laws and the common law may impose liability for release of ACMs and may allow third parties to seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs. ACMs may have been used in the construction of a number of the communities that we acquired and may have been used in the construction of communities we acquire in the future. We will implement an operations and maintenance program at each of the communities at which we discover ACMs. We can provide no assurance that we will not incur any material liabilities as a result of the presence of ACMs at our communities.

We face risks relating to lead-based paint.

Some of our communities may have lead-based paint and we may have to implement an operations and maintenance program at some of our communities. Communities that we acquire in the future may also have lead-based paint. We can provide no assurance that we will not incur any material liabilities as a result of the presence of lead-based paint at our communities.

We face risks relating to chemical vapors and subsurface contamination.

We are also aware that environmental agencies and third parties have, in the case of certain communities with on-site or nearby contamination, asserted claims for remediation, property damage or personal injury based on the alleged actual or potential intrusion into buildings of chemical vapors (*e.g.*, radon) or volatile organic compounds from soils or groundwater underlying or in the vicinity of those buildings or on nearby properties. We can provide no assurance that we will not incur any material liabilities as a result of vapor intrusion at our communities.

We face risks relating to mold growth.

Mold growth may occur when excessive moisture accumulates in buildings or on building materials, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Although the occurrence of mold at multifamily and other structures, and the need to remediate such mold, is not a new phenomenon, there has been increased awareness in recent years that certain molds may in some instances lead to adverse health effects, including allergic or other reactions. To help limit mold growth, we educate residents about the importance of adequate ventilation and include a lease requirement that they notify us when they see mold or excessive moisture. We have established procedures for promptly addressing and remediating mold or excessive moisture when we become aware of its presence regardless of whether the resident believes or we believe a health risk is present. However, we can provide no assurance that mold or excessive moisture will be detected and remediated in a timely manner. If a significant mold problem arises at one of our communities, we could be required to undertake a costly remediation program to contain or remove the mold from the affected community and could be exposed to other liabilities that may exceed any applicable insurance coverage.

Risks Related to Indebtedness

Variable rate debt is subject to interest rate risk, which could increase our interest expense, increase the cost to refinance and increase the cost of issuing new debt.

As of December 31, 2022, approximately $1.6 billion of our total debt outstanding bears interest at variable rates, and we may also borrow additional money at variable interest rates in the future. As of December 31, 2022, eleven interest rate swap agreements, with a combined notional amount of $1.2 billion and terms expiring in 2024, 2025 and 2026, effectively fix the interest rate on $1.2 billion, or 71%, of our $1.6 billion of floating rate debt outstanding. As of December 31, 2022, the interest rate cap agreements we have entered into effectively cap the applicable reference rate on $1.3 billion of our floating rate mortgage debt outstanding at a weighted average rate of 5.81% for the term of the agreements, which is generally 3-4 years. Except to the extent we have arrangements in place that hedge against the risk of rising interest rates, increases in interest rates would increase our interest expense under these instruments and would increase the cost of refinancing these instruments and issuing new debt. As a result, our cash flow and our ability to service our indebtedness and to make distributions to our stockholders would be adversely affected, which could adversely affect the market price of our common stock.

Changes to, or the elimination of, LIBOR may adversely affect interest expense related to our loans and investments.

In a speech on July 27, 2017, Andrew Bailey, the Chief Executive of the Financial Conduct Authority of the U.K., or the FCA, announced the FCA's intention to cease sustaining LIBOR after 2021. The FCA has statutory powers to require panel banks to contribute to LIBOR where necessary. The administrator for LIBOR announced on March 5, 2021 that it will permanently cease to publish most LIBOR settings beginning on January 1, 2022 and cease to publish the overnight, one-month, three-month, six-month and 12-month USD LIBOR settings on July 1, 2023. Accordingly, the FCA has stated that is does not intend to persuade or compel banks to submit to LIBOR after such respective dates. Until such time, however, FCA panel banks have agreed to continue to support LIBOR. In October 2021, the federal bank regulatory agencies issued a Joint Statement on Managing the LIBOR Transition. In that guidance, the agencies offered their regulatory expectations and outlined potential supervisory and enforcement consequences for banks that fail to adequately plan for and implement the transition away from LIBOR. The failure to properly transition away from LIBOR may result in increased supervisory scrutiny. In December 2022, the FASB issued an update to Topic 848 – officially pushing back the sunset date for LIBOR transition from December 31, 2022, to December 31, 2024. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has recommended replacing U.S.-dollar LIBOR with the Secured Overnight Financing Rate, or SOFR, an index calculated by short-term repurchase agreements, backed by Treasury securities. It is unknown whether a SOFR reference rate will attain market acceptance as a replacement for LIBOR.

If LIBOR is no longer available, our loan documents generally give our lenders the discretion to choose a new index based upon comparable information. However, if LIBOR is no longer available, we may need to renegotiate some of our agreements to determine a replacement index or rate of interest. Any changes to benchmark interest rates could increase our financing costs, which could impact our results of operations, cash flows and the market value of our investments. In addition, the elimination of LIBOR and/or changes to another index could result in mismatches with the interest rate of investments that we are financing. As of December 31, 2022, approximately 31.6% of our floating rate mortgage debt outstanding is based on one-month LIBOR.

We may incur mortgage indebtedness and other borrowings, which we have broad authority to incur, that may increase our business risks and decrease the value of your investment.

We expect that in most instances, we will acquire real properties by using either existing financing or borrowing new funds. In addition, we may incur additional mortgage and other secured debt and pledge all or some of our unpledged real properties as security for that debt to obtain funds to acquire additional real properties. We may borrow if we need funds to satisfy the REIT tax qualification requirement that we generally distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. We also may borrow if we otherwise deem it necessary or advisable to assure that we maintain our qualification as a REIT.

If there is a shortfall between the cash flow from a property and the cash flow needed to service the related debt, then the amount available for distributions to stockholders may be reduced. In addition, incurring secured debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. In such event, we may be unable to pay the amount of distributions required in order to maintain our REIT status. We may give full or partial guarantees to lenders of mortgage and other secured debt to the entities that own our properties. When we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages or other secured debt contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected, which could result in losing our REIT status and would result in a decrease in the value of your investment.

We have a substantial amount of indebtedness, which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of December 31, 2022, there was $1.6 billion of mortgage debt outstanding related to our portfolio.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties, fully implement our capital expenditure, acquisition and development activities, or pay the dividends necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:
- require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes;

- make it more difficult for us to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

- force us to dispose of one or more of our properties, possibly on unfavorable terms (including the possible application of the 100% tax on income from prohibited transactions, discussed below in "—Risks Related to Our Structure") or in violation of certain covenants to which we may be subject;

- subject us to increased sensitivity to interest rate increases;

- make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

- limit our ability to withstand competitive pressures;

- limit our ability to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

- reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

- place us at a competitive disadvantage to competitors that have relatively less debt than we have.

If any one of these consequences were to materialize, our financial condition, results of operations, cash flow and trading price of our common stock could be adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

We may be unable to refinance current or future indebtedness on favorable terms, if at all.

We may not be able to refinance existing debt on terms as favorable as the terms of existing indebtedness, or at all, including as a result of increases in interest rates or a decline in the value of our portfolio or portions thereof. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our operating cash flow will not be sufficient in all years to repay all maturing debt. As a result, certain of our other debt may default, we may be forced to postpone capital expenditures necessary for the maintenance of our properties, we may have to dispose of one or more properties on terms that would otherwise be unacceptable to us or we may be forced to allow the mortgage holder to foreclose on a property. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations and could adversely affect our ability to make distributions to our stockholders.

Our debt agreements include restrictive covenants, which could limit our flexibility and our ability to make distributions.

Our debt agreements, including our lines of credit, contain customary negative covenants that, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property, to reduce or change insurance coverage or to engage in material asset sales, mergers, consolidations and acquisitions. Our debt agreements require certain mandatory prepayments upon disposition of underlying collateral. Early repayments of certain debt are subject to prepayment penalties. Failure to comply with these covenants could cause a default under the agreements and result in a requirement to repay the indebtedness prior to its maturity, which could have an adverse effect on our cash flow and ability to make distributions to our stockholders. In addition, loan documents may limit our ability to replace a property's property manager or terminate certain operating or lease agreements related to a property. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

If we are required to make payments under any "bad boy" carve out guarantees that we have provided in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected.

In obtaining certain non-recourse loans, we have provided our lenders with standard carve out guarantees. These guarantees are only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as "bad boy" guarantees). Although we believe that "bad boy" carve out guarantees are not guarantees of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower's control, some lenders in the real estate industry have recently sought to make claims for payment under such guarantees. In the event such a claim were made against us under a "bad boy" carve out guarantee, following foreclosure on mortgages or related loans, and such claim were successful, our business and financial results could be materially adversely affected.

Derivatives and hedging activity could adversely affect cash flow.

In the normal course of business, we use derivatives to manage our exposure to interest rate volatility on debt instruments, including hedging for future debt issuances. At other times, we may utilize derivatives to increase our exposure to floating interest rates. However, these hedging arrangements may not have the desired beneficial impact. Hedging arrangements, which can include a number of counterparties, may expose us to additional risks, including failure of any of our counterparties to perform under these contracts, and may involve extensive costs, such as transaction fees or, if we terminate them, breakage costs. No strategy can completely insulate us from the risks associated with interest rate fluctuations.

Risks Related to Our Structure

The Chapter 11 bankruptcy filing by Highland Capital Management, L.P. ("Highland") may have materially adverse consequences on our business, financial condition and results of operations.

On October 16, 2019, Highland, a former affiliate of our Sponsor, filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the District of Delaware (the "Highland Bankruptcy"), which was subsequently transferred to the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court"). On January 9, 2020, the Bankruptcy Court approved a change of control of Highland, which involved the resignation of James Dondero as the sole director of, and the appointment of an independent board to, Highland's general partner. On September 21, 2020, Highland filed a plan of reorganization and disclosure statement with the Bankruptcy Court, which was subsequently amended (the "Fifth Amended Plan of Reorganization"). On October 9, 2020, Mr. Dondero resigned as an employee of Highland and as portfolio manager for all Highland-advised funds. As a result of these changes, our Sponsor is no longer under common control with Highland and therefore Highland is no longer affiliated with us. On February 22, 2021, the Bankruptcy Court entered an order confirming Highlands's Fifth Amended Plan of Reorganization (the "Plan"), which became effective on August 11, 2021. On October 15, 2021, Marc S. Kirschner, as litigation trustee of a litigation subtrust formed pursuant to the Plan, filed a lawsuit (the "Bankruptcy Trust Lawsuit") against various persons and entities, including our Sponsor and James Dondero. The Bankruptcy Trust Lawsuit does not include claims related to our business or our assets or operations. The Highland Bankruptcy and lawsuits filed in connection therewith, including the Bankruptcy Trust Lawsuit, could expose our Sponsor, our Adviser, our affiliates, our management and/or us to negative publicity, which might adversely affect our reputation and/or investor confidence in us, and/or future debt or equity capital raising activities. In addition, the Highland Bankruptcy and the Bankruptcy Trust Lawsuit may be both time consuming and disruptive to our operations and cause significant diversion of management attention and resources which may materially and adversely affect our business, financial condition and results of operations. Further, the Highland Bankruptcy has and may continue to expose our Sponsor, our Adviser and our affiliates to claims arising out of our former relationship with Highland that could have an adverse effect on our business, financial condition and results of operations.

Litigation against James Dondero and others may have materially adverse consequences on our business, financial condition and results of operations.

On February 8, 2023, UBS Securities LLC and its affiliate (collectively, "UBS") filed a lawsuit in the Supreme Court of the State of New York, County of New York against Mr. Dondero and a number of other persons and entities seeking to collect on $1.3 billion in judgments UBS obtained against entities that were managed indirectly by Highland (the "UBS Lawsuit"). The UBS Lawsuit does not include claims related to our business or our assets. While neither our Sponsor nor our Adviser are parties to the UBS Lawsuit, these proceedings could expose our Sponsor, our Adviser, our affiliates, our management and/or us to negative publicity, which might adversely affect our reputation and/or investor confidence in us, and/or future debt or equity capital raising activities. In addition, the UBS Lawsuit may be both time consuming and disruptive to our operations and cause significant diversion of management attention and resources which may materially and adversely affect our business, financial condition and results of operations. The Board has formed an independent special committee to oversee a review of the UBS Lawsuit and its potential impact on the Company.

We depend upon key personnel of our Adviser and its affiliates and our property manager.

We are an externally managed REIT and therefore we do not have any internal management capacity and only have accounting employees. We also depend on BH for our property management and construction services. We depend to a significant degree on the diligence, skill and network of business contacts of the management team and other key personnel of our Adviser and of our property manager to achieve our investment objectives, including Messrs. Dondero, Mitts, McGraner, Goetz and Sauter, all of whom may be difficult to replace. We expect that our Adviser will evaluate, negotiate, structure, close and monitor our investments in accordance with the terms of the Advisory Agreement.

We also depend upon the senior professionals of our Adviser and our property manager to maintain relationships with sources of potential investments, and we rely upon these relationships to provide us with potential investment opportunities. We cannot assure you that these individuals will continue to provide indirect investment advice to us. If these individuals, including the members of the management team of our Adviser, do not maintain their existing relationships with our Adviser, maintain existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the senior professionals of our Adviser and our property manager have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that such relationships will generate investment opportunities for us.

We may not replicate the historical results achieved by other entities managed or sponsored by affiliates of our Adviser, members of our Adviser's management team or by Highland or its affiliates.

Our primary focus in making investments generally differs from that of existing investment funds, accounts or other investment vehicles that are or have been managed by affiliates of our Adviser, members of our Adviser's management team or sponsored by our former affiliate Highland or its affiliates. In addition, the previously sponsored investment programs by Highland were significantly different from us in terms of targeted assets, regulatory structure and limitations, investment strategy and objectives and investment personnel. Past performance is not a guarantee of future results, and there can be no assurance that we will achieve comparable results of those Highland affiliates. We also cannot assure you that we will replicate the historical results achieved by entities managed by affiliates of our Adviser or members of the management team, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated.

Our Adviser can resign on 30 days' notice from its role as adviser, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business, and results of operations and cash flows.

The Advisory Agreement gives our Adviser the right to resign after giving not more than 60 nor less than 30 days' written notice, whether we have found a replacement or not. If our Adviser resigns, we may not be able to find a new adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 30 to 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption and our financial condition, business and results of operations, as well as our ability to pay distributions, are likely to be adversely affected. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the experience possessed by our Adviser and its affiliates. Even if we are able to retain comparable management, the integration of such management and its lack of familiarity with our investment objectives may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a stockholder.

Our Board determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our Board may amend or revise these and other policies without your vote. Our Board's broad discretion in setting policies and your inability to exert control over those policies increases the uncertainty and risks you face as a stockholder.

We may change our targeted investments without stockholder consent.

We expect our portfolio of investments in commercial real estate to consist primarily of multifamily properties. Though this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders. Any such change could result in us making investments that are different from, and possibly riskier than, the investments described in this annual report. These policies may change over time. A change in our targeted investments or investment guidelines, which may occur without notice to you or without your consent, may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to you. We intend to disclose any changes in our investment policies in our next required periodic report, if any.

We pay substantial fees and expenses to our Adviser and its affiliates and to our property manager, which payments increase the risk that you will not earn a profit on your investment.

Pursuant to the Advisory Agreement, we pay significant fees to our Adviser and its affiliates. Those fees include advisory and administrative fees and obligations to reimburse our Adviser and its affiliates for expenses they incur in connection with providing services to us, including certain personnel services.

Additionally, pursuant to the management agreements we have entered into with BH, we pay significant fees to BH. These fees include property management fees, construction management and other customary property manager fees.

If we internalize our management functions, the percentage of our outstanding common stock owned by our other stockholders could be reduced, and we could incur other significant costs associated with being self-managed.

In the future, our Board may consider internalizing the functions performed for us by our Adviser by, among other methods, acquiring our Adviser's assets. The method by which we could internalize these functions could take many forms. There is no assurance that internalizing our management functions will be beneficial to us and our stockholders. An acquisition of our Adviser could result in a dilution of your interests as a stockholder and could reduce earnings per share and FFO, Core FFO and AFFO per share. Additionally, we may not realize the perceived benefits, we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by our Adviser, property manager or their affiliates. Internalization transactions, including without limitation, transactions involving the acquisition of affiliated advisers or property managers have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims that would reduce the amount of funds available for us to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

There are significant potential conflicts of interest that could affect our investment returns.

As a result of our arrangements with our Adviser, there may be times when our Adviser or its affiliates have interests that differ from those of our stockholders, giving rise to a conflict of interest.

Our directors and management team serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by our Adviser or its affiliates. Similarly, our Adviser or its affiliates may have other clients with similar, different or competing investment objectives, including, but not limited to, NexPoint Real Estate Finance, Inc., VineBrook Homes Trust, Inc, NexPoint Homes Trust, Inc., and NexPoint Diversified Real Estate Trust. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interest of us or our stockholders. For example, the management team of our Adviser has, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by our Adviser or its affiliates. Our investment objectives may overlap with the investment objectives of such affiliated investment funds, accounts or other investment vehicles. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other investment funds or accounts advised by or affiliated with our Adviser. Our Adviser will seek to allocate investment opportunities among eligible accounts in a manner consistent with its allocation policy. However, we can offer no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time.

Additionally, under the Advisory Agreement, our Adviser does not assume any responsibility to us other than to render the services called for under that agreement, and it will not be responsible for any action of our Board in following or declining to follow our Adviser's advice or recommendations. In addition, we have agreed to indemnify our Adviser and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Advisory Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person's duties under the Advisory Agreement. These protections may lead our Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Our Adviser faces conflicts of interest relating to the fee structure under our Advisory Agreement, which could result in actions that are not necessarily in the long-term best interest of our stockholders.

Under our Advisory Agreement, our Adviser or its affiliates is entitled to fees that are structured in a manner intended to provide incentives to our Adviser to perform in our best interest and in the best interest of our stockholders. However, because our Adviser is entitled to receive substantial compensation regardless of performance, our Adviser's interests are not wholly aligned with those of our stockholders. In that regard, our Adviser could be motivated to recommend riskier or more speculative investments that would entitle our Adviser to the highest fees. For example, because advisory and administrative fees payable to our Adviser are based on our total real estate assets, including any form of investment leverage, our Adviser may have an incentive to incur a high level of leverage or to acquire properties on less than favorable terms in order to increase the total amount of real estate assets under management. In addition, our Adviser's ability to receive higher fees and reimbursements depends on our continued investment in real properties. Therefore, the interest of our Adviser and its affiliates in receiving fees may conflict with the interest of our stockholders in earning income on their investment in our common stock.

Our Adviser, Sponsor and their officers and employees face competing demands relating to their time, and this may cause our operating results to suffer.

Our Adviser, our Sponsor and their officers and employees and their respective affiliates are key personnel, general partners, sponsors, managers, owners and advisers of other real estate investment programs, including investment products sponsored by affiliates of our Adviser, some of which have investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If this occurs, the returns on our investments may suffer.

We may compete with other entities affiliated with our Sponsor and property manager for tenants.

Neither our Sponsor and its affiliates nor BH and its affiliates is prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture, including ventures involved in the acquisition, development, ownership, management, leasing or sale of real estate, including properties in the vicinity of the properties in our portfolio. Our Sponsor and/or its affiliates and BH and its affiliates may own and/or manage properties in the same geographical areas in which we currently own and expect to acquire real estate assets. Therefore, our properties may compete for tenants with other properties owned and/or managed by our Sponsor and its affiliates and BH and its affiliates. Our Sponsor and BH may face conflicts of interest when evaluating tenant opportunities for our properties and other properties owned and/or managed by our Sponsor and its affiliates and BH and its affiliates, and these conflicts of interest may have a negative impact on our ability to attract and retain tenants.

Risks Related to Legal, Regulatory, Tax and Accounting

Our failure to qualify as a REIT for U.S federal income tax purposes would reduce the amount of income we have available for distribution and limit our ability to make distributions to our stockholders.

We have elected to be taxed as a REIT under the Code. Our qualification as a REIT depends upon our ability to meet requirements, some on an annual and quarterly basis, regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Code. Meeting some of these requirements may involve the determination of various factual matters and circumstances not entirely within our control. The REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT. We believe we have been and are organized and qualify as a REIT, and we intend to operate in a manner that will permit us to continue to qualify as a REIT. However, we cannot assure you that we have qualified as a REIT, or that we will remain qualified as a REIT in the future.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to U.S. federal income tax on our taxable income at corporate rates, could be subject to increased state and local taxes and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of shares of our common stock. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from taxation as a REIT and would not be allowed to re-elect REIT status for the four taxable years following the year in which we failed to qualify as a REIT. The additional tax liability from the failure to qualify as a REIT would reduce or eliminate the amount of cash available for investment or distribution to our stockholders. This would materially and adversely affect us. In addition, we would no longer be required to make distributions to our stockholders.

The rule against re-electing REIT status following a loss of such status would also apply to us if NREO failed to qualify as a REIT for its taxable years ending on or before December 31, 2015, because we are treated as a successor to NREO for U.S. federal income tax purposes. Although NREO has represented to us that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT, and covenanted in the agreement between us and our Adviser to use its reasonable best efforts to maintain its REIT status for each of NREO's taxable years ending on or before December 31, 2015, no assurance can be given that such representation and covenant would prevent us from failing to qualify as a REIT. Although, in the event of a breach, we may be able to seek damages from NHF and NREO, there can be no assurance that such damages, if any, would appropriately compensate us.

If our operating partnership failed to qualify as a partnership or is not otherwise disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.

Our OP intends to qualify as a partnership for U.S. federal income tax purposes, and intends to take that position for all income tax reporting purposes. We cannot assure you, however, that the IRS will not challenge the status of our OP or any other subsidiary partnership in which we own an interest as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If classified as a partnership, our OP generally will not be a taxable entity and will not incur any U.S. federal income tax liability. However, our OP would be treated as a corporation for U.S. federal income tax purposes if it was a "publicly traded partnership," unless at least 90% of its income was qualifying income as defined in the Code. A "publicly traded partnership" is a partnership whose partnership interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). Although our OP's partnership units are not traded on an established securities market, the OP's units could be viewed as readily tradable on a secondary market (or the substantial equivalent thereof), and our OP may not qualify for one of the "safe harbors" under the applicable tax regulations. Qualifying income for the 90% test generally includes passive income, such as real property rents, dividends and interest. The income requirements applicable to REITs and the definition of qualifying income for purposes of this 90% test are similar in most respects. Our OP may not meet this qualifying income test. If our OP were to be taxed as a corporation, it would incur substantial tax liabilities, and we would then fail to qualify as a REIT for U.S. federal income tax purposes, unless we qualified for relief under certain statutory savings provisions, and our ability to raise additional capital and pay distributions to our stockholders would be impaired.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance. In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments from our portfolio. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes or non-U.S. taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, any TRS we form in the future will be subject to corporate U.S. federal, state and local taxes. State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws. Any of these taxes would decrease cash available for distributions to stockholders. Prospective investors are urged to consult their tax advisors regarding the effect of the other U.S. federal, state, local and non-U.S. tax laws on an investment in our stock.

Our ownership of interests in TRSs raises certain tax risks.

A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to income tax as a regular C corporation. We currently own interests in a TRS and may acquire securities in additional TRSs in the future.

We will be required to pay a 100% tax on any "redetermined rents," "redetermined deductions," "excess interest" or "redetermined TRS service income." In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a TRS of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's-length negotiations. Redetermined TRS service income generally represents amounts by which the gross income of a TRS attributable to its services for or on behalf of us (other than to a tenant of ours) would be increased based on arm's length negotiations.

Our TRS is and any TRS we acquire in the future will be subject to corporate income tax at the U.S. federal, state and local levels, (including on the gain realized from the sale of property held by it, as well as on income earned while such property is operated by the TRS). This tax obligation, if material, would diminish the amount of the proceeds from the sale or operation of such property, or other income earned through the TRS that would be distributable to our stockholders. U.S. federal, state and local corporate income tax rates may be increased in the future, and any such increase would reduce the amount of the net proceeds available for distribution by us to our stockholders from the sale of property or other income earned through a TRS after the effective date of any increase in such tax rates. We do not anticipate material income tax obligations in connection with our ownership of interests in TRSs.

As a REIT, the value of our interests in our TRSs generally may not exceed 20% of the total value of our total assets at the end of any calendar quarter. If the IRS were to determine that the value of our interests in all of our TRSs exceeded this limit at the end of any calendar quarter, then we would fail to qualify as a REIT. If we determine it to be in our best interest to own a substantial number of our properties through one or more TRSs, then it is possible that the IRS may conclude that the value of our interests in our TRSs exceeds 20% of the value of our total assets at the end of any calendar quarter and therefore cause us to fail to qualify as a REIT. Additionally, as a REIT, no more than 25% of our gross income with respect to any year may, in general, be from sources other than certain real estate-related assets. Dividends paid to us from a TRS are typically considered to be non-real estate income. Therefore, we may fail to qualify as a REIT if dividends from all of our TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of our gross income with respect to such year.

The sale of certain properties could result in significant tax liabilities unless we are able to defer the taxable gain through 1031 Exchanges.

In general, we structure asset sales for possible inclusion in 1031 Exchanges. The ability to complete a 1031 Exchange depends on many factors, including, among others, identifying and acquiring suitable replacement property within limited time periods, and the ownership structure of the properties being sold and acquired. Therefore, we are not always able to sell an asset as part of a 1031 Exchange. When successful, a 1031 Exchange enables us to defer the taxable gain on the asset sold. If we cannot defer the taxable gain resulting from the sales of certain properties, our business, financial condition, results of operations and cash flow, the market price per share of our common stock and our ability to satisfy our debt service obligations and make distributions to our stockholders could be materially and adversely affected.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.

For so long as we qualify as a REIT, our ability to dispose of property during the first few years following its acquisition may be restricted to a substantial extent as a result of our REIT qualification. Under applicable provisions of the Code regarding prohibited transactions by REITs, while we qualify as a REIT, we will be subject to a 100% penalty tax on any gain recognized on the sale or other disposition of any property (other than foreclosure property) that we own or hold an interest in, directly or indirectly through any subsidiary entity, including our operating partnership, but generally excluding TRSs, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. During such time as we qualify as a REIT, we intend to avoid the 100% prohibited transaction tax by (1) conducting activities that may otherwise be considered prohibited transactions through a TRS (but such TRS will incur corporate rate income taxes with respect to any income or gain recognized by it), (2) conducting our operations in such a manner so that no sale or other disposition of an asset we own or hold an interest in, directly or through any subsidiary, will be treated as a prohibited transaction, or (3) structuring certain dispositions of our properties to comply with the requirements of the prohibited transaction safe harbor available under the Code for properties that, among other requirements, have been held for at least two years. No assurance can be given that any particular property that we own or hold an interest in, directly or through any subsidiary entity, including our operating partnership, but generally excluding TRSs, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

The 100% tax described above may limit our ability to enter into transactions that would otherwise be beneficial to us. For example, if circumstances make it not profitable or otherwise uneconomical for us to remain in certain states or geographical markets, the 100% tax could delay our ability to exit those states or markets by selling our assets in those states or markets other than through a TRS, which could harm our operating profits.

To continue qualifying as a REIT, we must meet annual distribution requirements, which may force us to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions. This could delay or hinder our ability to meet our investment objectives and reduce your overall return.

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. We will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. Certain types of assets generate substantial mismatches between REIT taxable income and available cash. Such assets include rental real estate that has been financed through financing structures which require some or all of available cash flows to be used to service borrowings. As a result, the requirement to distribute a substantial portion of our REIT taxable income could cause us to: (1) sell assets in adverse market conditions; (2) raise capital on unfavorable terms; or (3) distribute amounts that would otherwise be invested in future acquisitions, expansions or developments, capital expenditures or repayment of debt, in order to comply with REIT requirements. Further, amounts distributed will not be available to fund our operations. Under certain circumstances, covenants and provisions in our existing and future debt instruments may prevent us from making distributions that we deem necessary to comply with REIT requirements. It is possible that we might not always be able to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings while we qualify as a REIT. Furthermore, our inability to make required distributions could threaten our status as a REIT and could result in material adverse tax consequences for us and our stockholders. Alternatively, we may make taxable in-kind distributions of our own stock, which may cause our stockholders to be required to pay income taxes with respect to such distributions in excess of any cash they receive, or we may be required to withhold taxes with respect to such distributions in excess of any cash our stockholders receive.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts, and estates is generally subject to tax at reduced rates. Currently, the maximum tax rate applicable to qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for this reduced rate. Distributions from REITs that are treated as dividends but are not designated as qualified dividends or capital gain dividends are treated as ordinary income. For taxable years beginning before January 1, 2026, distributions from REITs that are treated as dividends but are not designated as qualified dividends or capital gain dividends are taxed as ordinary income after deducting 20% of the amount of the dividend in the case of non-corporate stockholders. To qualify for this deduction, the U.S. stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. At the current maximum ordinary income tax rate of 37% applicable for taxable years beginning before January 1, 2026, the maximum tax rate on ordinary REIT dividends for non-corporate stockholders is 29.6%. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. In addition, certain U.S. stockholders may be subject to a 3.8% Medicare tax on dividends payable by REITs. Tax rates could be changed in future legislation.

The share ownership restrictions of the Code for REITs and the 6.2% share ownership limit in our charter may inhibit market activity in shares of our stock and restrict our business combination opportunities.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of our issued and outstanding shares of stock at any time during the last half of each taxable year, other than the first year for which a REIT election is made. Attribution rules in the Code determine if any individual or entity actually or constructively owns shares of our common stock under this requirement. Additionally, at least 100 persons must beneficially own shares of our common stock during at least 335 days of a taxable year for each taxable year, other than the first year for which a REIT election is made. To help ensure that we meet these tests, among other purposes, our charter restricts the acquisition and ownership of shares of our common stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT while we so qualify. Unless exempted by our Board (prospectively or retroactively), for so long as we qualify as a REIT, our charter prohibits, among other limitations on ownership and transfer of shares of our stock, any person from beneficially or constructively owning (applying certain attribution rules under the Code) more than 6.2% in value of the aggregate of the outstanding shares of our capital stock and more than 6.2% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock. Our Board may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of the 6.2% ownership limit would result in our failing to qualify as a REIT. Our Board granted a waiver from the ownership limits for Jim Dondero and certain of his affiliates, and may grant additional waivers in the future. These waivers will be subject to certain initial and ongoing conditions designed to protect our status as a REIT. These restrictions on transferability and ownership will not apply, however, if our Board determines that it is no longer in our best interest to qualify as a REIT or that compliance with the restrictions is no longer required in order for us to so qualify as a REIT.

These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of the stockholders.

The ability of the Board to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our Board may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at corporate rates and state and local taxes, which may have adverse consequences on our total return to our stockholders.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify or remain qualified as a REIT.

The U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in us. The U.S. federal income tax rules dealing with REITs are constantly under review by persons involved in the legislative process, the IRS and the U.S. Department of the Treasury, which could result in statutory changes as well as frequent revisions to regulations and interpretations.

There can be no assurance that future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. If enacted, certain of such changes could have an adverse impact on our business and financial results.

We cannot predict whether, when or to what extent any new U.S. federal tax laws, regulations, interpretations or rulings will impact the real estate investment industry or REITs. Prospective investors are urged to consult their tax advisors regarding potential future changes to the U.S. federal tax laws on an investment in our stock.

Foreign investors may be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on distributions received from us and upon disposition of shares of our common stock.

Subject to certain exceptions, distributions received from us will be treated as dividends of ordinary income to the extent of our current or accumulated earnings and profits. Such dividends paid to a non-U.S. stockholder ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as "effectively connected" with the conduct by the non-U.S. stockholder of a U.S. trade or business. Pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), capital gain distributions attributable to sales or exchanges of "U.S. real property interests" ("USRPIs"), generally will be taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business. However, a capital gain dividend will not be treated as effectively connected income if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (2) the non-U.S. stockholder does not own more than 10% of the class of our stock at any time during the one-year period ending on the date the distribution is received.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI under FIRPTA. Our common stock will not constitute a USRPI so long as we are a "domestically-controlled" REIT. A REIT is "domestically controlled" if less than 50% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure you that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of shares of our stock would be subject to FIRPTA tax, unless the shares of our stock were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

Risks Related to the Ownership of our Common Stock

Our common stock is listed on the NYSE and broad market fluctuations could negatively affect the market price of our stock.

We have listed shares of our common stock on the NYSE under the symbol "NXRT." The price of NXRT common stock may fluctuate significantly. Further, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

•   actual or anticipated variations in our quarterly operating results;

- changes in our operations or earnings estimates or publication of research reports about us or the real estate industry;

- changes in market valuations of similar companies;

- increases in market interest rates that lead purchasers of our shares to demand a higher yield;

- adverse market reaction to any increased indebtedness we incur in the future;

- additions or departures of key management personnel;

- actions by institutional stockholders;

- speculation in the press or investment community;

- the realization of any of the other risk factors presented in this annual report;

- the extent of investor interest in our securities;

- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

- our underlying asset value;

- investor confidence in the stock and bond markets, generally;

- changes in tax laws;

- future equity issuances;

- failure to meet income estimates;

- failure to meet and maintain REIT qualifications; and

- general market and economic conditions, including inflation, rising interest rates and the COVID-19 pandemic.

In the past, class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

The form, timing and/or amount of dividend distributions in future periods may vary and be impacted by economic and other considerations.

The form, timing and/or amount of dividend distributions will be declared at the discretion of our Board and will depend on actual cash flows from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors as our Board may consider relevant. Our Board may modify our dividend policy from time to time at its discretion.

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, reduce the amount of such distributions, or issue stock dividends. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than we expect, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In addition, if we make stock dividends in lieu of cash distributions, it may have a dilutive effect on the holdings of our stockholders.

All distributions are made at the discretion of our Board and are based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations, applicable law and such other matters as our Board may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

Our charter permits the Board to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could otherwise result in a premium price to our stockholders.

Our Board may classify or reclassify any unissued shares of common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our Board could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Future issuances of debt securities and equity securities may negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing stockholders and could reduce the overall value of your investment.

In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for common units and equity plan shares/units. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities (including common units and convertible preferred units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our common stock. Any convertible preferred units would have, and any series or class of our preferred stock would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders.

Existing stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 600 million shares of capital stock, of which 500 million shares are designated as common stock and 100 million shares are designated as preferred stock. Our Board may increase the number of authorized shares of capital stock without stockholder approval. Our Board may elect to (1) sell additional shares in future public offerings; (2) issue equity interests in private offerings; (3) issue shares of our common stock under a long-term incentive plan to our directors, officers and other key employees (and those of our Adviser or its affiliates and our subsidiaries), our non-employee directors, and potentially certain non-employees who perform employee-type functions; (4) issue shares to our Adviser, its successors or assigns, in payment of an outstanding fee obligation or as consideration in a related-party transaction; or (5) issue shares of our common stock to sellers of properties we acquire in connection with an exchange of OP Units. To the extent we issue additional equity interests, your percentage ownership interest in us will be diluted. Further, depending upon the terms of such transactions, most notably the offering price per share, existing stockholders may also experience a dilution in the book value of their investment in us.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in the capacity as a director if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the company's best interest and with the care that an ordinarily prudent person in a like position would use under similar circumstances. As permitted by the Maryland General Corporation Law (the "MGCL"), our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter authorizes us, and our bylaws require us, to indemnify our directors and officers for actions taken by them in those capacities and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the maximum extent permitted by Maryland law. We have entered into indemnification agreements with our directors and executive officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. Accordingly, in the event that actions taken by any of our directors or officers are immune or exculpated from, or indemnified against, liability but which impede our performance, our stockholders' ability to recover damages from that director or officer will be limited.

Our charter and bylaws contain provisions that may delay, defer or prevent an acquisition of our common stock or a change in control.

Our charter and bylaws contain a number of provisions, the exercise or existence of which could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interest, including the following:

- ***Our Charter Contains Restrictions on the Ownership and Transfer of Our Stock***. In order for us to qualify, and elect to be taxed, as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year other than the first year for which we elect to be taxed as a REIT. Subject to certain exceptions, our charter prohibits any stockholder from owning beneficially or constructively more than 6.2% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or 6.2% in value of the aggregate of the outstanding shares of all classes or series of our stock. We refer to these restrictions collectively as the "ownership limits." The constructive ownership rules under the Code are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 6.2% of our outstanding shares of common stock or the outstanding shares of all classes or series of our stock by an individual or entity could cause that individual or entity or another individual or entity to own constructively in excess of the relevant ownership limits. Our charter also prohibits any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer shares of our common stock or of any of our other capital stock in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void. These ownership limits may prevent a third party from acquiring control of us if our Board does not grant an exemption from the ownership limits, even if our stockholders believe the change in control is in their best interest. Our Board granted a waiver from the ownership limits applicable to holders of our common stock to Jim Dondero and certain of his affiliates and may grant additional waivers in the future. These waivers will be subject to certain initial and ongoing conditions designed to protect our status as a REIT.

- ***Our Board Has the Power to Cause Us to Issue Additional Shares of Our Stock without Stockholder Approval***. Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our Board may, without stockholder approval, amend our charter to increase the aggregate number of shares of our common stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our Board may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

Certain provisions of the MGCL may have the effect of inhibiting a third party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder and us for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

- "control share" provisions that provide that holders of "control shares" of us (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

Pursuant to the Maryland Business Combination Act, our Board by resolution exempted from the provisions of the Maryland Business Combination Act all business combinations (1) between our Adviser, Jim Dondero and certain of his affiliates or their respective affiliates and us and (2) between any other person and us, provided that such business combination is first approved by our Board (including a majority of our directors who are not affiliates or associates of such person). Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions or resolutions will not be amended or eliminated at any time in the future.

Additionally, Title 3, Subtitle 8 of the MGCL permits our Board, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, such as a classified board, some of which are not currently provided for in our charter or bylaws.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and provide that claims relating to causes of action under the Securities Act may only be brought in federal district courts, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees and could discourage lawsuits against us and our directors, officers and employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have subject matter jurisdiction, any state court located within the state of Maryland, or, if all such state courts do not have subject matter jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, or any successor provision thereof, (b) any derivative action or proceeding brought on behalf of the Corporation, (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Company to the Company or to the stockholders of the Company, (d) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the MGCL, the Charter or the Bylaws, (e) any action or proceeding to interpret, apply, enforce or determine the validity of the Charter or the Bylaws of the Company (including any right, obligation, or remedy thereunder), (f) any action or proceeding as to which the MGCL confers jurisdiction on the Circuit Court for Baltimore City, Maryland, or (g) any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants, except that the foregoing does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision could limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which could discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we could incur additional costs associated with resolving such action in other jurisdictions.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect our business and the market price of our common stock.

Under the Sarbanes-Oxley Act, we must maintain effective disclosure controls and procedures and internal control over financial reporting, which require significant resources and management oversight. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. Matters impacting our internal controls may cause us to be unable to report our financial data on a timely basis, or may cause us to restate previously issued financial data, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in the market price for our common stock and impairing our ability to raise capital.

Additionally, our independent registered public accounting firm is required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. If we cannot maintain effective procedures or internal control over financial reporting, or our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline.

General Risks

We depend on information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect our ability to pay dividends to our stockholders.

Our business depends on the communications and information systems of our Sponsor, to which we have access through our Adviser. In addition, certain of these systems are provided to our Sponsor by third-party service providers. To protect confidential customer, vendor, financial and employee information, we employ information security measures that secure our information systems from cybersecurity attacks or breaches. Even with these measures, we may be subject to unauthorized access of digital data with the intent to misappropriate information, corrupt data or cause operational disruptions. If a failure of our safeguarding measures were to occur or if we use software that contains an unknown vulnerability or that is subject to an attack, it could have a negative impact to our business and result in business interruptions, remediation costs and/or legal claims. This, in turn, could have a material adverse effect on our operating results and negatively affect our ability to pay dividends to our stockholders.

Breaches of our data security could materially harm our business and reputation.

We collect and retain certain personal information provided by our tenants. While security measures to protect the confidentiality of this information are in place, we can provide no assurance that we will be able to prevent unauthorized access to this information. Any breach of our data security measures and/or loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect our business and financial performance.

Acts of violence could decrease the value of our assets and could have an adverse effect on our business and results of operations.

Our apartment communities could directly or indirectly be the location or target of actual or threatened terrorist attacks, crimes, shootings or other acts of violence, the occurrence of which could impact the value of our communities through damage, destruction, loss or increased security costs, as well as result in operational losses due to reduced rental demand, and the availability of insurance may be limited or may be subject to substantial costs. If such an incident were to occur at one of our apartment communities, we may also become subject to significant liability claims, some of which may exceed our insurance coverage for general liability. In addition, the adverse effects that actual or threatened terrorist attacks could have on national economic conditions, as well as economic conditions in the markets in which we operate, could similarly have a material adverse effect on our business and results of operations.

The direct and indirect impacts of climate change may adversely affect our business.

We have been and may continue to be adversely impacted by the direct consequences of climate change, such as property damage due to increases in the frequency, duration and severity of extreme weather events, such as hurricanes and floods. Similarly, changes in precipitation levels could lead to increases in droughts or wildfires that could adversely impact demand for our communities. The increases in property damage due to these events have also contributed to the increases in costs we have faced in property insurance. In addition, changes in federal, state and local legislation and regulation based on concerns about climate change could result in delays and increased costs to complete our rehabilitation projects and increased capital expenditures on our existing properties (for example, to improve their energy efficiency and/or resistance to inclement weather) without a corresponding increase in revenue, and, as a result, adversely impact our financial results and operations.

Legal proceedings that we become involved in from time to time could adversely affect our business.

As an owner and operator of multifamily apartment communities, we may become involved in various legal proceedings, including, but not limited to, proceedings related to commercial, employment, environmental, securities, shareholder, tenant or tort legal issues, some of which could result in a class action lawsuit.

Legal proceedings, if decided adversely to or settled by us, and not covered by insurance, could result in liability material to our financial condition, results of operations or cash flows. Likewise, regardless of outcome, legal proceedings could result in substantial costs and expenses, affect the availability or cost of some of our insurance coverage and significantly divert the attention of our management. There can be no assurance that we will be able to prevail in, or achieve a favorable settlement of, any pending or future legal proceedings to which we become subject.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, our portfolio consisted of 40 properties representing 15,127 units in seven states. The following table provides a summary of the properties in our portfolio as of December 31, 2022:

					As of December 31, 2022			
Properties by State	Location	Number of Units	Date Acquired	Purchase Price (in thousands)	Average Effective Monthly Rent Per Unit (1)	% Occupied (2)	Number of Units Rehabbed (3)	Rehab Expenditures per Unit (4)
2021-2022 Same Store Properties								
Texas								
Arbors on Forest Ridge	Bedford, Texas	210	1/31/2014	$ 12,805	$ 1,191	92.4%	274	$ 2,631
Silverbrook	Grand Prairie, Texas	642	1/31/2014	30,400	1,216	90.5%	830	2,521
Versailles	Dallas, Texas	388	2/26/2015	26,165	1,236	92.8%	584	3,374
Venue at 8651	Fort Worth, Texas	333	10/30/2015	19,250	1,142	91.9%	488	4,010
Old Farm	Houston, Texas	734	12/29/2016	84,721	1,315	95.0%	—	—
Stone Creek at Old Farm	Houston, Texas	190	12/29/2016	23,332	1,378	92.1%	—	—
Atera Apartments	Dallas, Texas	380	10/25/2017	59,200	1,502	96.1%	532	1,610
Crestmont Reserve	Dallas, Texas	242	9/26/2018	24,680	1,194	95.0%	171	2,111
Summers Landing	Fort Worth, Texas	196	6/7/2019	19,396	1,188	93.4%	94	2,133
Florida								
The Summit at Sabal Park	Tampa, Florida	252	8/20/2014	19,050	1,479	94.0%	436	3,039
Courtney Cove	Tampa, Florida	324	8/20/2014	18,950	1,395	94.4%	201	4,868
Sabal Palm at Lake Buena Vista	Orlando, Florida	400	11/5/2014	49,500	1,717	95.3%	656	723
Cornerstone	Orlando, Florida	430	1/15/2015	31,550	1,436	90.2%	369	5,140
Seasons 704 Apartments	West Palm Beach, Florida	222	4/15/2015	21,000	1,790	94.1%	188	5,746
Parc500	West Palm Beach, Florida	217	7/27/2016	22,421	1,835	95.9%	178	14,640
Avant at Pembroke Pines	Pembroke Pines, Florida	1,520	8/30/2019	322,000	2,050	94.9%	352	11,886
Residences at West Place	Orlando, Florida	342	7/17/2019	55,000	1,550	93.0%	50	5,828
Nevada								
Bella Solara	Las Vegas, Nevada	320	11/22/2019	66,500	1,446	88.8%	71	9,635
Bloom	Las Vegas, Nevada	528	11/22/2019	106,500	1,390	89.8%	45	11,303
Torreyana Apartments	Las Vegas, Nevada	316	11/22/2019	68,000	1,567	93.4%	22	11,631
Georgia								
The Preserve at Terrell Mill	Marietta, Georgia	752	2/6/2015	58,000	1,312	91.9%	590	9,882
Rockledge Apartments	Marietta, Georgia	708	6/30/2017	113,500	1,593	92.8%	827	3,731
Tennessee								
Brandywine I & II	Nashville, Tennessee	632	9/26/2018	79,800	1,237	94.5%	300	7,684
Arbors of Brentwood	Nashville, Tennessee	346	9/10/2019	62,250	1,495	89.6%	330	2,094
Residences at Glenview Reserve	Nashville, Tennessee	360	7/17/2019	45,000	1,280	96.4%	82	10,954
Arizona								
Madera Point	Mesa, Arizona	256	8/5/2015	22,525	1,339	95.7%	385	2,888
The Venue on Camelback	Phoenix, Arizona	415	10/11/2016	44,600	1,090	91.8%	183	10,263
Bella Vista	Phoenix, Arizona	248	1/28/2019	48,400	1,724	98.0%	126	11,059
The Enclave	Tempe, Arizona	204	1/28/2019	41,800	1,795	96.6%	117	9,826
The Heritage	Phoenix, Arizona	204	1/28/2019	41,900	1,641	95.1%	108	10,975
Fairways at San Marcos	Chandler, Arizona	352	11/2/2020	84,480	1,623	93.8%	52	12,145
North Carolina								
Radbourne Lake	Charlotte, North Carolina	225	9/30/2014	24,250	1,388	93.3%	535	868
Timber Creek	Charlotte, North Carolina	352	9/30/2014	22,750	1,203	91.2%	341	4,701
Total 2021-2022 Same Store Properties (5)		13,240		$ 1,769,675	$ 1,481	93.3%	9,517	$ 4,849
Non-Same Store Properties								
Texas								
Cutter's Point	Richardson, Texas	196	1/31/2014	15,845	1,437	305.0%	269	3,059
Arizona								
Estates on Maryland	Phoenix, Arizona	330	4/1/2022	77,900	1,439	92.4%	—	—
North Carolina								
The Verandas at Lake Norman	Charlotte, North Carolina	264	6/30/2021	63,500	1,343	94.3%	30	1,408
Creekside at Matthews	Charlotte, North Carolina	240	6/30/2021	58,000	1,432	94.6%	15	4,083
Six Forks Station	Raleigh, North Carolina	323	9/10/2021	74,760	1,371	92.3%	83	1,281
High House at Cary	Cary, North Carolina	302	12/7/2021	93,250	1,486	95.7%	—	—
Georgia								
The Adair	Sandy Springs, Georgia	232	4/1/2022	65,500	1,849	94.4%	—	—
Total Non-Same Store Properties		1,887		448,755	10,356	101.1%	397	$ 2,606
Total		15,127		$ 2,218,430	$ 1,480	94.2%	9,914	$ 4,759

(1) Average effective monthly rent per unit is equal to the average of the contractual rent for commenced leases as of December 31, 2022 minus any tenant concessions over the term of the lease, divided by the number of units under commenced leases as of December 31, 2022.

(2) Percent occupied is calculated as the number of units occupied as of December 31, 2022, divided by the total number of units, expressed as a percentage.

(3) Inclusive of all full and partial interior upgrades completed.

(4) Inclusive of all full and partial interior upgrades completed and leased as of December 31, 2022.

(5) Includes the 106 downed units excluded from our 2021-2022 Same Store pool (see Note 5 to our consolidated financial statements).

For additional information regarding our portfolio, see Notes 3, 4, 5 and 6 to our consolidated financial statements.

Item 3. Legal Proceedings

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock trades on the NYSE under the ticker symbol "NXRT."

Stockholder Information

On February 23, 2023, we had 25,549,319 shares of common stock outstanding held by a total of approximately 899 record holders. The number of record holders is based on the records of American Stock Transfer & Trust Company, LLC, who serves as our transfer agent. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 15, 2016, we announced that our Board authorized us to repurchase an indeterminate number of shares of our common stock at an aggregate market value of up to $30.0 million during a two-year period that was set to expire on June 15, 2018 (the "Share Repurchase Program"). On April 30, 2018, our Board increased the Share Repurchase Program from $30.0 million to up to $40.0 million and extended it by an additional two years to June 15, 2020. On March 13, 2020, our Board further increased the Share Repurchase Program from $40.0 million to up to $100.0 million and extended it to March 12, 2023. On October 24, 2022, the Board authorized us to repurchase an indeterminate number of shares of our common stock at an aggregate market value of up to $100.0 million during a two-year period that will expire on October 24, 2024. This authorization replaced the Board's prior authorization of the Share Repurchase Program. During the year ended December 31, 2022, the Company purchased 168,473 shares of its common stock. Since the inception of the Share Repurchase Program through December 31, 2022, the Company had repurchased 2,550,628 shares of its common stock, par value $0.01 per share, at a total cost of approximately $65.6 million, or $27.070 per share as shown in the table below:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that may yet be Purchased under the Plans or Programs (in millions)
Beginning Total	2,550,628	$ 28.37	2,550,628	$ 27.6
October 1 – October 31	—	—	—	100.0
November 1 – November 30	—	—	—	100.0
December 1 – December 31	—	—	—	100.0
Total as of December 31, 2022	2,550,628	$ 28.37	2,550,628	$ 100.0

PERFORMANCE GRAPH

On April 1, 2015, our common stock commenced trading on the NYSE. The following graph compares the cumulative total stockholder return on our common shares for the measurement period commencing December 31, 2017 and ending December 31, 2022 with the cumulative total returns of the Russell 3000 Index, the MSCI U.S. REIT Index (^RMZ) and the Standard & Poor's U.S. REIT Index. The following graph assumes an investment of $100 on the initial day of the relevant measurement period and that all dividends were reinvested.



Cumulative Total Shareholder Return Index

Dividends

We intend to make regular quarterly dividend payments to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common stock out of assets legally available for this purpose, if and to the extent authorized by our Board. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets, borrow funds or raise additional capital to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial condition and our historical results of operations. The following should be read in conjunction with our financial statements and accompanying notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted, or expected in these forward-looking statements as a result of various factors, including, but not limited to, those discussed below and elsewhere in this annual report. See "Cautionary Statement Regarding Forward-Looking Statements" in this report, and "Risk Factors" in this annual report. Our management believes the assumptions underlying the Company's financial statements and accompanying notes are reasonable. However, the Company's financial statements and accompanying notes may not be an indication of our financial condition and results of operations in the future.

Overview

As of December 31, 2022, our portfolio consisted of 40 multifamily properties primarily located in the Southeastern and Southwestern United States encompassing 15,127 units of apartment space that was approximately 94.1% leased with a weighted average monthly effective rent per occupied apartment unit of $1,480. Substantially all of our business is conducted through the OP. We own the portfolio through the OP and our TRS. The OP owns approximately 99.9% of the portfolio; our TRS owns approximately 0.1% of the portfolio. The OP GP is the sole general partner of the OP. As of December 31, 2022, there were 26,050,945 OP Units outstanding, of which 25,951,154, or 99.6%, were owned by us and 99,791, or 0.4%, were owned by an unaffiliated limited partners (see Note 10 to our consolidated financial statements).

We are primarily focused on directly or indirectly acquiring, owning, and operating well-located multifamily properties with a value-add component in large cities and suburban submarkets of large cities, primarily in the Southeastern and Southwestern United States. We generate revenue primarily by leasing our multifamily properties. We intend to employ targeted management and a value-add program at a majority of our properties in an attempt to improve rental rates and the net operating income ("NOI") at our properties and achieve long-term capital appreciation for our stockholders. We are externally managed by the Adviser through the Advisory Agreement, by and among the OP, the Adviser and us. The Advisory Agreement was renewed on February 22, 2023 for a one-year term. The Adviser is wholly owned by NexPoint Advisors, L.P. On March 4, 2020, the Company, the OP and the Adviser entered into separate equity distribution agreements with each the ATM Sales Agents, pursuant to the 2020 ATM Program. See Note 8 to our consolidated financial statements.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, and expect to continue to qualify as a REIT. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We believe we qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes. We had no significant taxes associated with our TRS for the years ended December 31, 2022, 2021 and 2020.

On October 15, 2021, the Bankruptcy Trust Lawsuit was filed by a litigation subtrust formed in connection with the Highland Bankruptcy against various persons and entities, including our Sponsor and James Dondero. In addition, on February 8, 2023, the UBS Lawsuit was filed against Mr. Dondero and a number of other persons and entities. Neither the Bankruptcy Trust Lawsuit nor the UBS Lawsuit include claims related to our business or our assets. Our Sponsor and Mr. Dondero have informed us they believe the Bankruptcy Trust Lawsuit has no merit, and Mr. Dondero has informed us he believes the UBS Lawsuit has no merit; we have been advised that the defendants named in each of the lawsuits intend to vigorously defend against the claims. We do not expect the Bankruptcy Trust Lawsuit or the UBS Lawsuit will have a material effect on our business, results of operations or financial condition.

Components of Our Revenues and Expenses

Revenues

Rental income. Our earnings are primarily attributable to the rental revenue from our multifamily properties. We anticipate that the leases we enter into for our multifamily properties will typically be for one year or less on average. Also included are utility reimbursements, late fees, pet fees, and other rental fees charged to tenants.

Other income. Other income includes ancillary income earned from tenants such as non-refundable fees, application fees, laundry fees, cable TV income, and other miscellaneous fees charged to tenants.

Expenses

Property operating expenses. Property operating expenses include property maintenance costs, salary and employee benefit costs, utilities, casualty-related expenses and recoveries and other property operating costs.

Real estate taxes and insurance. Real estate taxes include the property taxes assessed by local and state authorities depending on the location of each property. Insurance includes the cost of commercial, general liability, and other needed insurance for each property.

Property management fees. Property management fees include fees paid to BH, our property manager, or other third party management companies for managing each property (see Note 10 to our consolidated financial statements).

Advisory and administrative fees. Advisory and administrative fees include the fees paid to our Adviser pursuant to the Advisory Agreement (see Note 11 to our consolidated financial statements).

Corporate general and administrative expenses. Corporate general and administrative expenses include, but are not limited to, audit fees, legal fees, listing fees, board of director fees, equity-based compensation expense, investor relations costs and payments of reimbursements to our Adviser for operating expenses. Corporate general and administrative expenses and the advisory and administrative fees paid to our Adviser (including advisory and administrative fees on properties defined in the Advisory Agreement as New Assets) will not exceed 1.5% of Average Real Estate Assets per calendar year (or part thereof that the Advisory Agreement is in effect), calculated in accordance with the Advisory Agreement, or the Expense Cap. The Expense Cap does not limit the reimbursement by us of expenses related to securities offerings paid by our Adviser. The Expense Cap also does not apply to legal, accounting, financial, due diligence, and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation, or other events outside our ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. Additionally, in the sole discretion of the Adviser, the Adviser may elect to waive certain advisory and administrative fees otherwise due. If advisory and administrative fees are waived in a period, the waived fees for that period are considered to be waived permanently and the Adviser may not be reimbursed in the future.

Property general and administrative expenses. Property general and administrative expenses include the costs of marketing, professional fees, general office supplies, and other administrative related costs of each property.

Depreciation and amortization. Depreciation and amortization costs primarily include depreciation of our multifamily properties and amortization of acquired in-place leases.

Other Income and Expense

Interest expense. Interest expense primarily includes the cost of interest expense on debt, the amortization of deferred financing costs and the related impact of interest rate derivatives used to manage our interest rate risk.

Loss on extinguishment of debt and modification costs. Loss on extinguishment of debt and modification costs includes prepayment penalties and defeasance costs, the write-off of unamortized deferred financing costs and fair market value adjustments of assumed debt related to the early repayment of debt, costs incurred in a debt modification that are not capitalized as deferred financing costs and other costs incurred in a debt extinguishment.

Casualty losses. Casualty losses include expenses resulting from damages from an unexpected and unusual event such as a natural disaster. Expenses can include additional payments on insurance premiums, impairment recognized on a property, and other abnormal expenses arising from the related event.

Miscellaneous income. Miscellaneous income includes proceeds received from insurance for business interruption involving the loss of rental income at a property that has temporarily suspended operations due to an unexpected and unusual event.

Gain on sales of real estate. Gain on sales of real estate includes the gain recognized upon sales of properties. Gain on sales of real estate is calculated by deducting the carrying value of the real estate and costs incurred to sell the properties from the sales prices of the properties.

Results of Operations for the Years Ended December 31, 2022, 2021 and 2020

The year ended December 31, 2022 as compared to the year ended December 31, 2021

The following table sets forth a summary of our operating results for the years ended December 31, 2022 and 2021 (in thousands):

	For the Year Ended December 31,		
	2022	2021	$ Change
Total revenues	$ 263,952	$ 219,240	$ 44,712
Total expenses	(232,383)	(201,032)	(31,351)
Operating income before gain on sales of real estate	31,569	18,208	13,361
Gain on sales of real estate	14,684	46,214	(31,530)
Operating income	46,253	64,422	(18,169)
Interest expense	(50,587)	(44,623)	(5,964)
Loss on extinguishment of debt and modification costs	(8,734)	(912)	(7,822)
Casualty gain	2,506	2,595	(89)
Miscellaneous income	1,271	1,624	(353)
Net income (loss)	(9,291)	23,106	(32,397)
Net income (loss) attributable to redeemable noncontrolling interests in the Operating Partnership	(31)	69	(100)
Net income (loss) attributable to common stockholders	$ (9,260)	$ 23,037	$ (32,297)

The change in our net income between the periods primarily relates to an increase in total expenses of approximately $31.4 million and a decrease in gain on sale of real estate of approximately $31.5 million, partially offset by an increase in revenues of approximately $44.7 million. The change in our net income between the periods was also due to our acquisition and disposition activity in 2021 and 2022 and the timing of the transactions (we purchased two properties in the second quarter of 2021, one property in the third quarter of 2021, one property in the fourth quarter of 2021, and disposed of two properties in the fourth quarter of 2021; we purchased two properties in the beginning of the second quarter of 2022, and disposed of one property late in the fourth quarter of 2022).

Revenues

Rental income. Rental income was $257.9 million for the year ended December 31, 2022 compared to $213.5 million for the year ended December 31, 2021, which was an increase of approximately $44.4 million. The increase between the periods was primarily due to a 17.4% increase in the weighted average monthly effective rent per occupied apartment unit in our portfolio to $1,480 as of December 31, 2022 from $1,261 as of December 31, 2021, primarily driven by the value-add program that we have implemented and organic growth in rents.

Other income. Other income was $6.1 million for the year ended December 31, 2022 compared to $5.7 million for the year ended December 31, 2021, which was an increase of approximately $0.4 million. The increase between the periods was primarily due to $0.3 million and $0.2 million increases in non-refundable and application fees, respectively.

Expenses

Property operating expenses. Property operating expenses were $58.2 million for the year ended December 31, 2022 compared to $47.7 million for the year ended December 31, 2021, which was an increase of approximately $10.5 million. The increase between the periods was primarily due to our acquisition and disposition activity in 2021 and 2022 and the timing of the transactions, as described above. The increase was also attributable to a $2.8 million increase in payroll expense, $1.3 million increase in casualty expenses, $1.1 million increase in water and sewer expenses, $0.5 million increase in trash removal services and an increase in all other property operating expenses of approximately $4.8 million.

Real estate taxes and insurance. Real estate taxes and insurance costs were $37.4 million for the year ended December 31, 2022 compared to $33.2 million for the year ended December 31, 2021, which was an increase of approximately $4.2 million. The increase between the periods was primarily due to our acquisition activity in 2022 and 2021 and the timing of the transactions. The increase between the periods was also due to a $3.4 million, or 12.1%, increase in property taxes and a $1.3 million, or 23.5%, increase in property insurance. Property taxes incurred in the first year of ownership may be significantly less than subsequent years since the purchase price of the property may trigger a significant increase in assessed value by the taxing authority in subsequent years, increasing the costs of real estate taxes. *Property management fees.* Property management fees were $7.6 million for the year ended December 31, 2022 compared to $6.3 million for the year ended December 31, 2021, which was an increase of approximately

$1.3 million. The increase between the periods was primarily due to an increase in total revenues, which the fee is primarily based on.

Advisory and administrative fees. Advisory and administrative fees were $7.5 million for the year ended December 31, 2022 compared to $7.6 million for the year ended December 31, 2021, which was an decrease of approximately $0.1 million. For the years ended December 31, 2022 and 2021, our Adviser elected to voluntarily waive advisory and administrative fees of approximately $21.0 million and $17.3 million and are considered permanently waived. Our Adviser is not contractually obligated to waive fees on New Assets in the future and may cease waiving fees on New Assets at its discretion. Advisory and administrative fees may increase in future periods as we acquire additional properties, which will be classified as New Assets.

Corporate general and administrative expenses. Corporate general and administrative expenses were $14.7 million for the year ended December 31, 2022 compared to $12.0 million for the year ended December 31, 2021, which was an increase of approximately $2.7 million. The increase was primarily due to increases in stock compensation expense, professional fees, and general liability insurance of $0.9 million, $1.4 million and $0.2 million.

Property general and administrative expenses. Property general and administrative expenses were $9.3 million for the year ended December 31, 2022 compared to $7.3 million for the year ended December 31, 2021, which was an increase of approximately $2.0 million. The increase between the periods was primarily due to increases in professional fees of $0.6 million, centralized marketing services of $0.4 million, legal fees of $0.2 million, and an increase of $0.8 million in all other property general and administrative expenses.

Depreciation and amortization. Depreciation and amortization costs were $97.6 million for the year ended December 31, 2022 compared to $86.9 million for the year ended December 31, 2021, which was an increase of approximately $10.7 million. The increase between the periods was primarily due to an increase of depreciation expense of $10.7 million. The increase between period is mainly attributable to our acquisition of four properties in 2021 and two in 2022.

Other Income and Expense

Interest expense. Interest expense was $50.6 million for the year ended December 31, 2022 compared to $44.6 million for the year ended December 31, 2021, which was an increase of approximately $6.0 million. The increase between the periods was primarily due to an increase in interest on debt of $30.5 million, partially offset by a decrease in interest rate swap expense of $21.6 million for the years ended December 31, 2022 and 2021 (in thousands):

| | For the Year Ended December 31, | | | |
	2022	2021	$ Change	
Interest on debt	$ 57,932	$ 27,405	$ 30,527
Amortization of deferred financing costs	2,779	2,197	582
Interest rate swaps expense	(6,678)	14,909	(21,587)
Interest rate caps expense	(3,446)	112	(3,558)
Total	$ 50,587	$ 44,623	$ 5,964

Loss on extinguishment of debt and modification costs. Loss on extinguishment of debt and modification costs was $8.7 million for the year ended December 31, 2022 compared to $0.9 million for the year ended December 31, 2021, which was an increase of approximately $7.8 million. The increase between periods was primarily due to an increase in prepayment penalties and defeasance costs of $5.3 million, increase in write-offs of deferred financing costs of $1.5 million and an increase in debt modification and other extinguishment costs of $1.3 million. The following table details the various costs included in loss on extinguishment of debt and modification costs for the years ended December 31, 2022 and 2021 (in thousands):

| | For the Year Ended December 31, | | | |
	2022	2021	$ Change	
Prepayment penalties and defeasance costs	$ 5,702	$ 407	$ 5,295
Write-off of deferred financing costs	1,961	503	1,458
Write-off of fair market value adjustment of assumed debt	$ (256)	$ —	$ (256)
Debt modification and other extinguishment costs	1,327	2	1,325
Total	$ 8,734	$ 912	$ 7,822

Casualty gains (losses). Casualty gains were $2.5 million for the year ended December 31, 2022 compared to casualty gains of $2.6 million for the year ended December 31, 2021. The decrease between periods was primarily due to damages sustained at Cutter's Point, Venue 8651, and Timber Creek during the year ended December 31, 2021 (see Note 5 to our consolidated financial statements).

Miscellaneous income. Miscellaneous income was $1.3 million for the year ended December 31, 2022 compared to $1.6 million for the year ended December 31, 2021, which was a decrease of approximately $0.3 million. The decrease between the periods was primarily due to business interruption proceeds received from insurance for lost rents at Cutter's Point and Venue 8651 (see Note 5 to our consolidated financial statements).

Gain on sales of real estate. Gain on sales of real estate was $14.7 million for the year ended December 31, 2022 compared to $46.2 million for the year ended December 31, 2021, which was a decrease of approximately $31.5 million. During the year ended December 31, 2022, we sold one property; during the year ended December 31, 2021, we sold two properties. The gain on sales of real estate was attributable to the sale of Hollister Place for the year ended December 31, 2022.

The year ended December 31, 2021 as compared to the year ended December 31, 2020

The following table sets forth a summary of our operating results for the years ended December 31, 2021 and 2020 (in thousands):

	For the Year Ended December 31,			
	2021		2020	$ Change
Total revenues	$ 219,240	$	204,800	$ 14,440
Total expenses	(201,032)		(191,236)	(9,796)
Operating income	18,208		13,564	4,644
Interest expense	(44,623)		(44,753)	130
Loss on extinguishment of debt and modification costs	(912)		(1,470)	558
Gain on sales of real estate	46,214		69,151	(22,937)
Casualty gain	2,595		5,886	(3,291)
Miscellaneous income	1,624		1,772	(148)
Net income	23,106		44,150	(21,044)
Net income attributable to redeemable noncontrolling interests in the Operating Partnership	69		132	(63)
Net income attributable to common stockholders	$ 23,037	$	44,018	$ (20,981)

The change in our net income between the periods primarily relates to decreases in gain on sales of real estate of $22.9 million and casualty gain of $3.3 million, partially offset by an increase in total revenues of $14.4 million. The change in our net income between the periods was also due to our acquisition and disposition activity in 2020 and 2021 and the timing of the transactions (we disposed of three properties in the first quarter of 2020, one property in the third quarter of 2020, and purchased one property in the fourth quarter of 2020; we purchased two properties in the second quarter of 2021, one property in the third quarter of 2021, one property in the fourth quarter of 2021, and disposed of two properties in the fourth quarter of 2021).

Revenues

Rental income. Rental income was $213.5 million for the year ended December 31, 2021 compared to $199.2 million for the year ended December 31, 2020, which was an increase of approximately $14.3 million. The increase between the periods was primarily due to our acquisition and disposition activity in 2020 and 2021 and the timing of the transactions, as described above, and a 11.8% increase in the weighted average monthly effective rent per occupied apartment unit in our portfolio to $1,261 as of December 31, 2021 from $1,128 as of December 31, 2020, primarily driven by the value-add program that we have implemented and organic growth in rents in the markets where our properties are located.

Other income. Other income was $5.7 million for the year ended December 31, 2021 compared to $5.6 million for the year ended December 31, 2020, which was an increase of approximately $0.1 million. The increase between the periods was primarily due to a $0.2 million decrease in application and administration concessions, partially offset by a $0.1 million decrease in cable tv income.

Expenses

Property operating expenses. Property operating expenses were $47.7 million for the year ended December 31, 2021 compared to $47.2 million for the year ended December 31, 2020, which was an increase of approximately $0.5 million. The increase between the periods was primarily due to our acquisition and disposition activity in 2020 and 2021 and the timing of the transactions, as described above. The increase between periods was also due to a $0.8 million, or 4.0%, increase in payroll expenses.

Real estate taxes and insurance. Real estate taxes and insurance costs were $33.2 million for the year ended December 31, 2021 compared to $31.7 million for the year ended December 31, 2020, which was an increase of approximately $1.5 million. The increase between the periods was primarily due to a $1.1 million, or 4.0%, increase in property taxes due to higher assessments of value by taxing authorities. The increase between the periods was also due to our acquisition and disposition activity in 2020 and 2021 and the timing of the transactions, as described above.

Property management fees. Property management fees were $6.3 million for the year ended December 31, 2021 compared to $6.0 million for the year ended December 31, 2020, which was an increase of approximately $0.3 million. The increase between the periods was primarily due to an increase in total revenues, which the fee is primarily based on.

Advisory and administrative fees. Advisory and administrative fees were $7.6 million for the year ended December 31, 2021 compared to $7.7 million for the year ended December 31, 2020, which was an decrease of approximately $0.1 million. For the years ended December 31, 2021 and 2020, our Adviser elected to voluntarily waive advisory and administrative fees of approximately $17.3 million and $15.4 million and are considered permanently waived. Our Adviser is not contractually obligated to waive fees on New Assets in the future and may cease waiving fees on New Assets at its discretion. Advisory and administrative fees may increase in future periods as we acquire additional properties, which will be classified as New Assets.

Corporate general and administrative expenses. Corporate general and administrative expenses were $12.0 million for the year ended December 31, 2021 compared to $10.0 million for the year ended December 31, 2020, which was an increase of approximately $2.0 million. The increase was primarily due to an increase in stock compensation expense of $1.5 million.

Property general and administrative expenses. Property general and administrative expenses were $7.3 million for the year ended December 31, 2021 compared to $6.2 million for the year ended December 31, 2020, which was an increase of approximately $1.1 million. The increase between the periods was primarily due to increases in centralized marketing services of $0.3 million and lead generation expense of $0.1 million.

Depreciation and amortization. Depreciation and amortization costs were $86.9 million for the year ended December 31, 2021 compared to $82.4 million for the year ended December 31, 2020, which was an increase of approximately $4.5 million. The increase between the periods was primarily due to an increase of depreciation expense of $7.2 million, partially offset by the amortization of intangible lease assets of $4.1 million related to five properties for the year ended December 31, 2021 compared to $6.8 million related to six properties for the year ended December 31, 2020, which was a decrease of approximately $2.7 million.

Other Income and Expense

Interest expense. Interest expense was $44.6 million for the year ended December 31, 2021 compared to $44.8 million for the year ended December 31, 2020, which was a decrease of approximately $0.2 million. The decrease between the periods was primarily due to an increase in interest rate swap expense of approximately $5.6 million, partially offset by a decrease in interest on debt of $5.1 million. The following table details the various costs included in interest expense for the years ended December 31, 2021 and 2020 (in thousands):

| | For the Year Ended December 31, | | | | $ Change | |
	2021		2020			
Interest on debt	$	27,405	$	32,546	$	(5,141)
Amortization of deferred financing costs		2,197		2,837		(640)
Interest rate swaps - effective portion		14,909		9,337		5,572
Interest rate caps expense		112		33		79
Total	$	44,623	$	44,753	$	(130)

Loss on extinguishment of debt and modification costs. Loss on extinguishment of debt and modification costs was $0.9 million for the year ended December 31, 2021 compared to $1.5 million for the year ended December 31, 2020, which was a decrease of approximately $0.6 million. The decrease between periods was primarily due to a decrease in prepayment penalties and defeasance costs of $0.3 million and a decrease in write-offs of deferred financing costs of $0.3 million. The following table details the various costs included in loss on extinguishment of debt and modification costs for the years ended December 31, 2021 and 2020 (in thousands):

| | For the Year Ended December 31, | | | | | |
	2021		2020		$ Change	
Prepayment penalties and defeasance costs	$	407	$	711	$	(304)
Write-off of deferred financing costs		503		756		(253)
Write-off of fair market value adjustment of assumed debt	$	—	$	—	$	-
Debt modification and other extinguishment costs		2		3		(1)
Total	$	912	$	1,470	$	(558)

Casualty gains (losses). Casualty gains were $2.6 million for the year ended December 31, 2021 compared to casualty gains of $5.9 million for the year ended December 31, 2020. The decrease between periods was primarily due to significant damages sustained at Cutter's Point, Venue 8651, and Timber Creek (see Note 5 to our consolidated financial statements).

Miscellaneous income. Miscellaneous income was $1.6 million for the year ended December 31, 2021 compared to $1.8 million for the year ended December 31, 2020, which was a decrease of approximately $0.2 million. The decrease between the periods was primarily due to business interruption proceeds received from insurance for lost rents at Cutter's Point and Venue 8651 (see Note 5 to our consolidated financial statements).

Gain on sales of real estate. Gain on sales of real estate was $46.2 million for the year ended December 31, 2021 compared to $69.2 million for the year ended December 31, 2020, which was a decrease of approximately $23.0 million. During the year ended December 31, 2021, we sold two properties; during the year ended December 31, 2020, we sold four properties.

Non-GAAP Measurements

Net Operating Income and Same Store Net Operating Income

NOI is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties to other comparable properties, to determine trends in earnings and to compute the fair value of our properties as NOI is calculated by adjusting net income (loss) to add back (1) interest expense (2) advisory and administrative fees, (3) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, (4) corporate general and administrative expenses, (5) other gains and losses that are specific to us including loss on extinguishment of debt and modification costs, (6) casualty-related expenses/(recoveries) and casualty gains (losses), and (7) property general and administrative expenses that are not reflective of the continuing operations of the properties or are incurred on behalf of the Company at the property for expenses such as legal, professional, centralized leasing service and franchise tax fees.

The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital, which may have changed or may change in the future. Corporate general and administrative expenses, pandemic expense, and non-operating fees to affiliates are eliminated because they do not reflect continuing operating costs of the property owner. Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in our multifamily properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale, which will usually change from period to period. Casualty-related expenses and recoveries, casualty gains and losses, and losses of extinguished debt and modification costs are excluded because they do not reflect continuing operating costs of the property owner. Entity level general and administrative expenses incurred at the properties and pandemic expenses are eliminated as they are specific to the way in which we have chosen to hold our properties and are the result of our ownership structuring. Also, expenses that are incurred upon acquisition of a property do not reflect continuing operating costs of the property owner. These gains and losses can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. We believe that eliminating these items from net income is useful because the resulting measure captures the actual ongoing revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes corporate general and administrative expenses, interest expense, loss on extinguishment of debt and modification costs, acquisition costs, certain fees to affiliates such as advisory and administrative fees, depreciation and amortization expense and gains or losses from the sale of properties, pandemic expenses, and other gains and losses as determined under GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income, which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in "—Results of Operations" regarding the components of net income (loss) that are eliminated in the calculation of NOI. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

We define "Same Store NOI" as NOI for our properties that are comparable between periods. We view Same Store NOI as an important measure of the operating performance of our properties because it allows us to compare operating results of properties owned for the entirety of the current and comparable periods and therefore eliminates variations caused by acquisitions or dispositions during the periods.

NOI and 2021-2022 Same Store NOI for the Years Ended December 31, 2022 and 2021

The following table, which has not been adjusted for the effects of noncontrolling interests, reconciles our NOI and our 2021-2022 Same Store NOI for the years ended December 31, 2022 and 2021 to net income, the most directly comparable GAAP financial measure (in thousands):

		For the Year Ended December 31,		
		2022		**2021**
Net income (loss)		$ (9,291)	$	23,106
Adjustments to reconcile net income (loss) to NOI:				
Advisory and administrative fees		7,547		7,631
Corporate general and administrative expenses		14,670		11,966
Casualty-related expenses/(recoveries)	(1)	1,119		(199)
Casualty losses (gains)		(2,506)		(2,595)
Property general and administrative expenses	(2)	3,600		2,655
Depreciation and amortization		97,648		86,878
Interest expense		50,587		44,623
Loss on extinguishment of debt and modification costs		8,734		912
Gain on sales of real estate		(14,684)		(46,214)
NOI		$ 157,424	$	128,763
Less Non-Same Store				
Revenues		(48,318)		(30,116)
Operating expenses		20,688		13,720
Operating income		(515)		(1,102)
Same Store NOI		$ 129,279	$	111,265

(1) Adjustment to net income (loss) to exclude certain property operating expenses that are casualty-related expenses/(recoveries).
(2) Adjustment to net income (loss) to exclude certain property general and administrative expenses that are not reflective of the continuing operations of the properties or are incurred on our behalf at the property for expenses such as legal, professional, centralized leasing service and franchise tax fees.

NOI and 2020-2022 Same Store NOI for the Years Ended December 31, 2022, 2021 and 2020

The following table, which has not been adjusted for the effects of noncontrolling interests, reconciles our NOI and our 2020-2022 Same Store NOI for the years ended December 31, 2022, 2021 and 2020 to net income, the most directly comparable GAAP financial measure (in thousands):

		For the Year Ended December 31,				
		2022		**2021**		**2020**
Net income (loss)	$	(9,291)	$	23,106	$	44,150
Adjustments to reconcile net income (loss) to NOI:						
Advisory and administrative fees		7,547		7,631		7,670
Corporate general and administrative expenses		14,670		11,966		10,035
Casualty-related expenses/(recoveries)	(1)	1,119		(199)		789
Casualty gains		(2,506)		(2,595)		(5,886)
Property general and administrative expenses	(2)	3,600		2,655		2,400
Depreciation and amortization		97,648		86,878		82,411
Interest expense		50,587		44,623		44,753
Loss on extinguishment of debt and modification costs		8,734		912		1,470
Gain on sales of real estate		(14,684)		(46,214)		(69,151)
NOI	$	157,424	$	128,763	$	118,641
Less Non-Same Store						
Revenues		(55,285)		(35,956)		(30,872)
Operating expenses		22,604		15,384		15,026
Operating income		(515)		(1,102)		(1,687)
Same Store NOI	$	124,228	$	107,089	$	101,108

(1)   Adjustment to net income to exclude certain property operating expenses that are casualty-related expenses/(recoveries).

(2)   Adjustment to net income to exclude certain property general and administrative expenses that are not reflective of the continuing operations of the properties or are incurred on our behalf at the property for expenses such as legal, professional, centralized leasing service and franchise tax.

Net Operating Income for Our 2021-2022 Same Store and Non-Same Store Properties for the Years Ended December 31, 2022 and 2021

There are 31 properties encompassing 12,210 units of apartment space in our same store pool for the years ended December 31, 2022 and 2021 (our "2021-2022 Same Store" properties). Our 2021-2022 Same Store properties exclude the following 9 properties in our portfolio as of December 31, 2022: Cutter's Point, Old Farm, Stone Creek at Old Farm, The Verandas at Lake Norman, Creekside at Matthews, Six Forks Station, High House at Cary, The Adair, Estates on Maryland as well as the 106 units that are currently down (see Note 5 to our consolidated financial statements).

The following table reflects the revenues, property operating expenses and NOI for the years ended December 31, 2022 and 2021 for our 2021-2022 Same Store and Non-Same Store properties (dollars in thousands):

| | For the Year Ended December 31, | | $ Change | % Change |
	2022	2021		
Revenues				
Same Store				
Rental income	$ 210,179	$ 183,696	$ 26,483	14.4%
Other income	5,455	5,428	27	0.5%
Same Store revenues	215,634	189,124	26,510	14.0%
Non-Same Store				
Rental income	47,676	29,809	17,867	59.9%
Other income	642	307	335	109.1%
Non-Same Store revenues	48,318	30,116	18,202	60.4%
Total revenues	263,952	219,240	44,712	20.4%
Operating expenses				
Same Store				
Property operating expenses (1)	46,614	40,981	5,633	13.7%
Real estate taxes and insurance	29,743	28,084	1,659	5.9%
Property management fees (2)	6,226	5,426	800	14.7%
Property general and administrative expenses (3)	4,528	3,890	638	16.4%
Same Store operating expenses	87,111	78,381	8,730	11.1%
Non-Same Store				
Property operating expenses (4)	10,418	6,957	3,461	49.7%
Real estate taxes and insurance	7,690	5,068	2,622	51.7%
Property management fees (2)	1,410	908	502	55.3%
Property general and administrative expenses (5)	1,170	787	383	48.7%
Non-Same Store operating expenses	20,688	13,720	6,968	50.8%
Total operating expenses	107,799	92,101	15,698	17.0%
Operating income				
Same Store				
Miscellaneous income	756	522	234	44.8%
Non-Same Store				
Miscellaneous income	515	1,102	(587)	N/M
Total operating income	1,271	1,624	(353)	-21.7%
NOI				
Same Store	129,279	111,265	18,014	16.2%
Non-Same Store	28,145	17,498	10,647	60.8%
Total NOI	$ 157,424	$ 128,763	$ 28,661	22.3%

(1) For the years ended December 31, 2022 and 2021, excludes approximately $2,909,000 and $282,000, respectively, of casualty-related recoveries.
(2) Fees incurred to an unaffiliated third party that is an affiliate of the noncontrolling limited partner of the OP.
(3) For the years ended December 31, 2022 and 2021, excludes approximately $2,884,000 and $1,986,000, respectively, of expenses that are not reflective of the continuing operations of the properties or are incurred on our behalf at the property for expenses such as legal, professional, centralized leasing service and franchise tax fees.
(4) For the years ended December 31, 2022 and 2021, excludes approximately $159,000 and $(17,000), respectively, of casualty-related expenses/(recoveries).
(5) For the years ended December 31, 2022 and 2021, excludes approximately $716,000 and $669,000, respectively, of expenses that are not reflective of the continuing operations of the properties or are incurred on our behalf at the property for expenses such as legal, professional, centralized leasing service and franchise tax fees.

See reconciliation of net income (loss) to NOI above under "NOI and 2021-2022 Same Store NOI for the Years Ended December 31, 2022 and 2021."

2021-2022 Same Store Results of Operations for the Years Ended December 31, 2022 and 2021

As of December 31, 2022, our 2021-2022 Same Store properties were approximately 94.1% leased with a weighted average monthly effective rent per occupied apartment unit of $1,493. As of December 31, 2021, our 2021-2022 Same Store properties were approximately 94.3% leased with a weighted average monthly effective rent per occupied apartment unit of $1,267. For our 2021-2022 Same Store properties, we recorded the following operating results for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

Revenues

Rental income. Rental income was $210.2 million for the year ended December 31, 2022 compared to $183.7 million for the year ended December 31, 2021, which was an increase of approximately $26.5 million, or 14.4%. The majority of the increase is related to a 17.8% increase in the weighted average monthly effective rent per occupied apartment unit to $1,493 as of December 31, 2022 from $1,267 as of December 31, 2021.

Other income. Other income was $5.5 million for the year ended December 31, 2022 compared to $5.4 million for the year ended December 31, 2021, which was an increase of $0.1 million. The increase between period is attributable to an $0.1 million increase in application fees.

Expenses

Property operating expenses. Property operating expenses were $46.6 million for the year ended December 31, 2022 compared to $41.0 million for the year ended December 31, 2021, which was an increase of approximately $5.6 million, or 13.7%. The majority of the increase is related to a $3.1 million, or 19.8%, increase in repairs and maintenance expense.

Real estate taxes and insurance. Real estate taxes and insurance costs were $29.7 million for the year ended December 31, 2022 compared to $28.1 million for the year ended December 31, 2021, which was an increase of approximately $1.6 million, or 5.9%. The majority of the increase is related to a $1.1 million, or 4.8%, increase in property taxes and a $0.5 million, or 11.8%, increase in insurance expense.

Property management fees. Property management fees were $6.2 million for the year ended December 31, 2022 compared to $5.4 million for the year ended December 31, 2021, which was an increase of approximately $0.8 million, or 14.7%. The majority of the increase is related to an increase in total revenues, which the fee is primarily based on.

Property general and administrative expenses. Property general and administrative expenses were $4.5 million for the year ended December 31, 2022 compared to $3.9 million for the year ended December 31, 2021, which was an increase of approximately $0.6 million, or 16.4%. The majority of the increase is related to a $0.5 million, or 18.1%, increase in office operations expense and a $0.1 million increase in marketing expenses, or 9.5%.

Net Operating Income for Our 2020-2022 Same Store and Non-Same Store Properties for the Years Ended December 31, 2022, 2021 and 2020

There are 30 properties encompassing 11,858 units of apartment space in our same store pool for the years ended December 31, 2022, 2021 and 2020 (our "2020-2022 Same Store" properties). Our 2020-2022 Same Store properties exclude the following 10 properties in our portfolio as of December 31, 2022: Cutter's Pointe, Old Farm, Stone Creek at Old Farm, Fairways at San Marcos, The Verandas at Lake Norman, Creekside at Matthews, Six Forks Station, High House at Cary, The Adair, Estates on Maryland, as well as 106 units that are currently down (see Note 5 to our consolidated financial statements).

The following table reflects the revenues, property operating expenses and NOI for the years ended December 31, 2022, 2021 and 2020 for our 2020-2022 Same Store and Non-Same Store properties (dollars in thousands):

	For the Year Ended December 31,			2022 compared to 2021		2022 compared to 2020	
	2022	2021	2020	$ Change	% Change	$ Change	% Change
Revenues							
Same Store							
Rental income	$ 203,295	$ 177,925	$ 168,638	$ 25,370	14.3%	$ 34,657	20.6%
Other income	5,372	5,359	5,290	13	0.2%	82	1.6%
Same Store revenues	208,667	183,284	173,928	25,383	13.8%	34,739	20.0%
Non-Same Store							
Rental income	54,560	35,580	30,599	18,980	53.3%	23,961	78.3%
Other income	725	376	273	349	92.8%	452	165.6%
Non-Same Store revenues	55,285	35,956	30,872	19,329	53.8%	24,413	79.1%
Total revenues	263,952	219,240	204,800	44,712	20.4%	59,152	28.9%
Operating expenses							
Same Store							
Property operating expenses (1)	45,457	40,017	38,864	5,440	13.6%	6,593	17.0%
Real estate taxes and insurance	29,316	27,678	25,939	1,638	5.9%	3,377	13.0%
Property management fees (2)	6,025	5,260	4,996	765	14.5%	1,029	20.6%
Property general and administrative expenses (3)	4,397	3,762	3,106	635	16.9%	1,291	41.6%
Same Store operating expenses	85,195	76,717	72,905	8,478	11.1%	12,290	16.9%
Non-Same Store							
Property operating expenses (4)	11,575	7,921	7,548	3,654	46.1%	4,027	53.4%
Real estate taxes and insurance	8,117	5,474	5,770	2,643	48.3%	2,347	40.7%
Property management fees (2)	1,611	1,074	975	537	50.0%	636	65.2%
Property general and administrative expenses (5)	1,301	915	733	386	42.2%	568	77.5%
Non-Same Store operating expenses	22,604	15,384	15,026	7,220	46.9%	7,578	50.4%
Total operating expenses	107,799	92,101	87,931	15,698	17.0%	19,868	22.6%
Operating income							
Same Store							
Miscellaneous income	756	522	85	234	44.8%	671	N/M
Non-Same Store							
Miscellaneous income	515	1,102	1,687	(587)	N/M	(1,172)	N/M
Total operating income	1,271	1,624	1,772	(353)	-21.7%	(501)	-28.3%
NOI							
Same Store	124,228	107,089	101,108	17,139	16.0%	23,120	22.9%
Non-Same Store	33,196	21,674	17,533	11,522	53.2%	15,663	89.3%
Total NOI	$ 157,424	$ 128,763	$ 118,641	$ 28,661	22.3%	$ 38,783	32.7%

(1) For the years ended December 31, 2022, 2021 and 2020, excludes approximately $2,909,000, $17,000 and $897,000, respectively, of casualty-related recoveries.
(2) Fees incurred to an unaffiliated third party that is an affiliate of the noncontrolling limited partner of the OP.
(3) For the years ended December 31, 2022, 2021 and 2020, excludes approximately $2,824,000, $1,959,000 and $1,746,000, respectively, of expenses that are not reflective of the continuing operations of the properties or are incurred on our behalf at the property for expenses such as legal, professional, centralized leasing service and franchise tax fees.
(4) For the years ended December 31, 2022, 2021 and 2020, excludes approximately $4,028,000, $(182,000) and $1,686,000, respectively, of casualty-related expenses/(recoveries).
(5) For the years ended December 31, 2022, 2021 and 2020, excludes approximately $776,000, $696,000 and $654,000, respectively, of expenses that are not reflective of the continuing operations of the properties or are incurred on our behalf at the property for expenses such as legal, professional, centralized leasing service and franchise tax fees.

See reconciliation of net income to NOI above under "NOI and 2020-2022 Same Store NOI for the Years Ended December 31, 2022, 2021 and 2020."

2020-2022 Same Store Results of Operations for the Years Ended December 31, 2022 and 2021

As of December 31, 2022, our 2020-2022 Same Store properties were approximately 94.1% leased with a weighted average monthly effective rent per occupied apartment unit of $1,489. As of December 31, 2021, our 2020-2022 Same Store properties were approximately 94.2% leased with a weighted average monthly effective rent per occupied apartment unit of $1,262. For our 2020-2022 Same Store properties, we recorded the following operating results for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

Revenues

Rental income. Rental income was $203.3 million for the year ended December 31, 2022 compared to $177.9 million for the year ended December 31, 2021, which was an increase of approximately $25.4 million, or 14.3%. The majority of the increase is related to a 18.0% increase in the weighted average monthly effective rent per occupied apartment unit to $1,489 as of December 31, 2022 from $1,262 as of December 31, 2021.

Other income. Other income was $5.4 million for the year ended December 31, 2022 compared to $5.4 million for the year ended December 31, 2021, which was flat.

Expenses

Property operating expenses. Property operating expenses were $45.5 million for the year ended December 31, 2022 compared to $40.0 million for the year ended December 31, 2021, which was an increase of approximately $5.4 million, or 13.6%. The majority of the increase is related to an increase in repairs and maintenance costs of $2.9 million and increases in other property operating expenses of $2.6 million.

Real estate taxes and insurance. Real estate taxes and insurance costs were $29.3. million for the year ended December 31, 2022 compared to $27.7 million for the year ended December 31, 2021, which was an increase of approximately $1.6 million, or 5.9%. The majority of the increase is related to a $1.2 million, or 4.9%, increase in property taxes.

Property management fees. Property management fees were $6.0 million for the year ended December 31, 2022 compared to $5.3 million for the year ended December 31, 2021, which was an increase of approximately $0.7 million, or 14.5%. The majority of the increase is related to an increase in total revenues, which the fee is primarily based on.

Property general and administrative expenses. Property general and administrative expenses were $4.4 million for the year ended December 31, 2022 compared to $3.8 million for the year ended December 31, 2021, which was an increase of approximately $0.6 million, or 16.9%. The majority of the increase is related to a $0.5 million increase in office operations.

2020-2022 Same Store Results of Operations for the Years Ended December 31, 2022 and 2020

As of December 31, 2022, our 2020-2022 Same Store properties were approximately 94.1% leased with a weighted average monthly effective rent per occupied apartment unit of $1,489. As of December 31, 2020, our 2020-2022 Same Store properties were approximately 94.1% leased with a weighted average monthly effective rent per occupied apartment unit of $1,132. For our 2020-2022 Same Store properties, we recorded the following operating results for the year end December 31, 2022 as compared to the year ended December 31, 2020:

Revenues

Rental income. Rental income was $203.3 million for the year ended December 31, 2022 compared to $168.6 million for the year ended December 31, 2020, which was an increase of approximately $34.7 million, or 20.6%. The majority of the increase is related to a 31.5% increase in the weighted average monthly effective rent per occupied apartment unit to $1,489 as of December 31, 2022 from 1,132 as of December 31, 2020.

Other income. Other income was $5.4 million for the year ended December 31, 2022 compared to $5.3 million for the year ended December 31, 2020. The increase in other income is attributable to an increase in non-refundable fees of $0.1 million.

Expenses

Property operating expenses. Property operating expenses were $45.5 million for the year ended December 31, 2022 compared to $38.9 million for the year ended December 31, 2020, which was increase of approximately $6.6 million, or 17.0%. The majority of the increase is related to a $4.0 million, or 27.4%, increase in repair and maintenance expenses.

Real estate taxes and insurance. Real estate taxes and insurance costs were $29.3 million for the year ended December 31, 2022 compared to $25.9 million for the year ended, which was increase of approximately $3.4 million, or 13.0%. The increase is related to increases in property taxes of $2.4 million, or 10.8%.

Property management fees. Property management fees were $6.0 million for the year ended December 31, 2022 to $5.0 million for the year ended December 31, 2020, which was an increase of approximately $1.0 million, or 20.6%. The majority of the increase is related to an increase in total revenues, which the fee is primarily based on.

Property general and administrative expenses. Property general and administrative expenses were $4.4 million for the year ended December 31, 2022 compared to $3.1 million for the year ended December 31, 2020, which was an increase of approximately $1.3 million. The majority of the increase is related to $0.8 million increase in office operations.

FFO, Core FFO and AFFO

We believe that net income, as defined by GAAP, is the most appropriate earnings measure. We also believe that funds from operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), core funds from operations ("Core FFO") and adjusted funds from operations ("AFFO") are important non-GAAP supplemental measures of operating performance for a REIT.

Since the historical cost accounting convention used for real estate assets requires depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. FFO is defined by NAREIT as net income computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization. We compute FFO attributable to common stockholders in accordance with NAREIT's definition. Our presentation differs slightly in that we begin with net income (loss) before adjusting for amounts attributable to noncontrolling interests and we show the amounts attributable to such noncontrolling interests as an adjustment to arrive at FFO attributable to common stockholders.

Core FFO makes certain adjustments to FFO, which are either not likely to occur on a regular basis or are otherwise not representative of the ongoing operating performance of our portfolio. Core FFO adjusts FFO to remove items such as losses on extinguishment of debt and modification costs (including prepayment penalties and defeasance costs incurred on the early repayment of debt, the write-off of unamortized deferred financing costs and fair market value adjustments of assumed debt related to the early repayment of debt, costs incurred in a debt modification that are not capitalized as deferred financing costs and other costs incurred in a debt extinguishment), casualty-related expenses and recoveries and gains or losses, pandemic expenses, the amortization of deferred financing costs incurred in connection with obtaining short-term debt financing, and the noncontrolling interests (as described above) related to these items. We believe Core FFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other REITs that are not as involved in the aforementioned activities.

AFFO makes certain adjustments to Core FFO in order to arrive at a more refined measure of the operating performance of our portfolio. There is no industry standard definition of AFFO and practice is divergent across the industry. AFFO adjusts Core FFO to remove items such as equity-based compensation expense and the amortization of deferred financing costs incurred in connection with obtaining long-term debt financing, and the noncontrolling interests (as described above) related to these items. We believe AFFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other REITs that are not as involved in the aforementioned activities.

The effect of the conversion of OP Units held by noncontrolling limited partners is not reflected in the computation of basic and diluted FFO, Core FFO and AFFO per share, as they are exchangeable for common stock on a one-for-one basis. The FFO, Core FFO and AFFO allocable to such units is allocated on this same basis and reflected in the adjustments for noncontrolling interests in the table below. As such, the assumed conversion of these units would have no net impact on the determination of diluted FFO, Core FFO and AFFO per share. See Note 10 to our consolidated financial statements for additional information.

We believe that the use of FFO, Core FFO and AFFO, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. While FFO, Core FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income (loss) as defined by GAAP and should not be considered as an alternative or substitute to those measures in evaluating our liquidity or operating performance. FFO, Core FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO, Core FFO and AFFO may not be comparable to FFO, Core FFO and AFFO reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define Core FFO or AFFO differently than we do.

The following table reconciles our calculations of FFO, Core FFO and AFFO to net income, the most directly comparable GAAP financial measure, for the years ended December 31, 2022, 2021 and 2020 (in thousands, except per share amounts):

	For the Year Ended December 31,			% Change 2022 - 2021	% Change 2022 - 2020
	2022	2021	2020		
Net income (loss)	$ (9,291)	$ 23,106	$ 44,150	-140.2%	N/M
Depreciation and amortization	97,648	86,878	82,411	12.4%	18.5%
Gain on sales of real estate	(14,684)	(46,214)	(69,151)	-68.2%	-78.8%
Adjustment for noncontrolling interests	(276)	(191)	(172)	44.5%	60.5%
FFO attributable to common stockholders	73,397	63,579	57,238	15.4%	28.2%
FFO per share - basic	$ 2.87	$ 2.53	$ 2.32	13.3%	23.5%
FFO per share - diluted	$ 2.81	$ 2.47	$ 2.27	13.7%	23.7%
Loss on extinguishment of debt and modification costs	8,734	912	1,470	857.7%	494.1%
Casualty-related expenses/(recoveries)	1,119	(200)	790	N/M	41.7%
Casualty losses (gains)	(2,506)	(2,595)	(5,886)	-3.4%	N/M
Pandemic expense (1)	4	50	510	N/M	N/M
Amortization of deferred financing costs - acquisition term notes	1,083	737	1,384	46.9%	-21.7%
Adjustment for noncontrolling interests	(31)	4	6	-875.0%	-616.7%
Core FFO attributable to common stockholders	81,800	62,487	55,512	30.9%	47.4%
Core FFO per share - basic	$ 3.19	$ 2.48	$ 2.25	28.7%	42.2%
Core FFO per share - diluted	$ 3.13	$ 2.43	$ 2.20	28.9%	42.2%
Amortization of deferred financing costs - long term debt	1,696	1,460	1,453	16.2%	16.7%
Equity-based compensation expense	7,911	6,997	5,504	13.1%	43.7%
Adjustment for noncontrolling interests	(37)	(25)	(21)	49.1%	77.5%
AFFO attributable to common stockholders	91,370	70,919	62,448	28.8%	46.3%
AFFO per share - basic	$ 3.57	$ 2.82	$ 2.53	26.6%	41.2%
AFFO per share - diluted	$ 3.49	$ 2.75	$ 2.47	26.9%	41.2%
Weighted average common shares outstanding - basic	25,610	25,170	24,715	1.7%	3.6%
Weighted average common shares outstanding - diluted	26,152	25,760	25,234	1.5%	3.6%
Dividends declared per common share	$ 1.560	$ 1.404	$ 1.279	11.1%	22.0%
Net income (loss) Coverage - diluted (2)	-0.23x	0.63x	1.36x	-136.4%	-117.0%
FFO Coverage - diluted (2)	1.80x	1.76x	1.77x	2.3%	1.4%
Core FFO Coverage - diluted (2)	2.01x	1.73x	1.72x	16.0%	16.5%
AFFO Coverage - diluted (2)	2.24x	1.96x	1.94x	14.2%	15.7%

(1) Represents additional cleaning, disinfecting and other costs incurred at the properties related to COVID-19.
(2) Indicates coverage ratio of earnings (loss)/FFO/Core FFO/AFFO per common share (diluted) over dividends declared per common share during the period.

The year ended December 31, 2022 as compared to the year ended December 31, 2021

FFO was $73.4 million for the year ended December 31, 2022 compared to $63.6 million for the year ended December 31, 2021, which was an increase of approximately $9.8 million. The change in our FFO between the periods primarily relates to an increase in total revenues of $44.8 million, partially offset by an increase in total property operating expenses of $18.0 million, an increase in interest expense of $6.0 million, and an increase in debt and modification costs of $7.8 million.

Core FFO was $81.8 million for the year ended December 31, 2022 compared to $62.5 million for the year ended December 31, 2021, which was an increase of approximately $19.3 million. The change in our Core FFO between the periods primarily relates to an increase in FFO, an increase in loss on extinguishment of debt and modification costs of $7.8 million and an increase is casualty-related expenses of $1.3 million.

AFFO was $91.4 million for the year ended December 31, 2022 compared to $70.9 million for the year ended December 31, 2021, which was an increase of approximately $20.5 million. The change in our AFFO between the periods primarily relates to increases in Core FFO of $19.4 million and equity-based compensation expense of $0.9 million.

The year ended December 31, 2022 as compared to the year ended December 31, 2020

FFO was $73.4 million for the year ended December 31, 2022 compared to $57.2 million for the year ended December 31, 2020, which was an increase of approximately $16.2 million. The change in our FFO between the periods primarily relates to an increase in total revenues of $59.2 million, partially offset by a decrease in gain on sale of real estate of $54.5 million.

Core FFO was $81.8 million for the year ended December 31, 2022 compared to $55.5 million for the year ended December 31, 2020, which was an increase of approximately $26.4 million. The change in our Core FFO between the periods primarily relates to an increase in FFO $16.2 million and an increase in loss on extinguishment of debt and medication costs of $7.3 million.

AFFO was $91.4 million for the year ended December 31, 2022 compared to $62.4 million for the year ended December 31, 2020, which was an increase of approximately $29.4 million. The change in our AFFO between the periods primarily relates to increases in Core FFO of $26.8 million and equity-based compensation expense of $2.4 million.

Liquidity and Capital Resources

Our short-term cash requirements consist primarily of funds necessary to pay for debt maturities, operating expenses and other expenditures directly associated with our multifamily properties, including:

- capital expenditures to continue our value-add program and to improve the quality and performance of our multifamily properties;

- interest expense and scheduled principal payments on outstanding indebtedness (see "—Obligations and Commitments" below);

- recurring maintenance necessary to maintain our multifamily properties;

- distributions necessary to qualify for taxation as a REIT;

- acquisition of additional properties;

- advisory and administrative fees payable to our Adviser;

- general and administrative expenses;

- reimbursements to our Adviser; and

- property management fees payable to BH.

We expect to meet our short-term cash requirements generally through net cash provided by operations and existing cash balances and any unused capacity on the Corporate Credit Facility. As of December 31, 2022, we had approximately $11.9 million of renovation value-add reserves for our planned capital expenditures to implement our value-add program. Renovation value-add reserves are not required to be held in escrow by a third party. We may reallocate these funds, at our discretion, to pursue other investment opportunities or meet our short-term liquidity requirements.

Our long-term cash requirements consist primarily of funds necessary to pay for the costs of acquiring additional multifamily properties, renovations and other capital expenditures to improve our multifamily properties and scheduled debt payments and distributions. We expect to meet our long-term cash requirements through various sources of capital, which may include a revolving credit facility and future debt or equity issuances, existing working capital, net cash provided by operations, long-term mortgage indebtedness and other secured and unsecured borrowings, and property dispositions. However, there are a number of factors that may have a material adverse effect on our ability to access these capital sources, including the state of overall equity and credit markets, our degree of leverage, our unencumbered asset base and borrowing restrictions imposed by lenders (including as a result of any failure to comply with financial covenants in our existing and future indebtedness), general market conditions for REITs, our operating performance and liquidity, market perceptions about us and restrictions on sales of properties under the Code. The Company continues to monitor the impact on COVID-19 and its impact on future rent collections, valuation of real estate investments, impact on cash flow and ability to refinance or repay debt. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

In addition to our value-add program, our multifamily properties will require periodic capital expenditures and renovation to remain competitive. Also, acquisitions, redevelopments, or expansions of our multifamily properties will require significant capital outlays. Long-term, we may not be able to fund such capital improvements solely from net cash provided by operations because we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deductions for dividends paid and excluding net capital gains, to qualify and maintain our qualification as a REIT, and we are subject to tax on any retained income and gains. As a result, our ability to fund capital expenditures, acquisitions, or redevelopment through retained earnings long-term is limited. Consequently, we expect to rely heavily upon the availability of debt or equity capital for these purposes. If we are unable to obtain the necessary capital on favorable terms, or at all, our financial condition, liquidity, results of operations, and prospects could be materially and adversely affected.

On March 4, 2020, the Company, the OP and the Adviser entered into separate equity distribution agreements with each of the ATM Sales Agents, pursuant to which the Company may issue and sell from time to time shares of the Company's common stock, par value $0.01 per share, having an aggregate sales price of up to $225,000,000 (the "2020 ATM Program"). The 2020 ATM Program may be terminated by the Company at any time and expires automatically once aggregate sales under the 2020 ATM Program reach $225,000,000 (see Note 8 to our consolidated financial statements).

We believe that our available cash, expected operating cash flows, and potential debt or equity financings will provide sufficient funds for our operations, anticipated scheduled debt service payments and dividend requirements for the twelve-month period following December 31, 2022. We believe that our sources of long-term cash will be sufficient for our needs thereafter.

Cash Flows

The following table presents selected data from our consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	For the Year Ended December 31,		
	2022	2021	2020
Net cash provided by operating activities	$ 79,096	$ 73,268	$ 57,226
Net cash provided by (used in) investing activities	(162,303)	(235,906)	11,503
Net cash provided by (used in) financing activities	46,310	194,319	(82,896)
Net increase (decrease) in cash, cash equivalents and restricted cash	(36,897)	31,681	(14,167)
Cash, cash equivalents and restricted cash, beginning of year	88,696	57,015	71,182
Cash, cash equivalents and restricted cash, end of year	$ 51,799	$ 88,696	$ 57,015

The year ended December 31, 2022 as compared to the year ended December 31, 2021

Cash flows from operating activities. During the year ended December 31, 2022, net cash provided by operating activities was $79.1 million compared to net cash provided by operating activities of $73.3 million for the year ended December 31, 2021. The change in cash flows from operating activities was mainly due to an increase in total revenues of $44.8 million between the periods and an increase in total operating expenses of $18.0 million.

Cash flows from investing activities. During the year ended December 31, 2022, net cash used in investing activities was $162.3 million compared to net cash used in investing activities of $235.9 million for the year ended December 31, 2021. The change in cash flows from investing activities was mainly due to our acquisition and disposition activity in 2022 and 2021 and the timing of the transactions.

Cash flows from financing activities. During the year ended December 31, 2022, net cash provided by financing activities was $46.3 million compared to net cash provided by financing activities of $194.3 million for the year ended December 31, 2021. The change in cash flows from financing activities was mainly due to a net decrease in debt of approximately $89.7 million between the periods.

The year ended December 31, 2021 as compared to the year ended December 31, 2020

   Cash flows from operating activities. During the year ended December 31, 2021, net cash provided by operating activities was $73.3 million compared to net cash provided by operating activities of $57.2 million for the year ended December 31, 2020. The change in cash flows from operating activities was mainly due to an increase in total revenues of $14.4 million.

   Cash flows from investing activities. During the year ended December 31, 2021, net cash used in investing activities was $235.9 million compared to net cash provided by investing activities of $11.5 million for the year ended December 31, 2020. The change in cash flows from investing activities was mainly due to our acquisition and disposition activity in 2021 and 2020 and the timing of the transactions.

Cash flows from financing activities. During the year ended December 31, 2021, net cash provided by financing activities was $194.3 million compared to net cash used in financing activities of $82.9 million for the year ended December 31, 2020. The change in cash flows from financing activities was mainly due to a decrease in payments on the credit facility of $173.0 million between the periods.

Debt, Derivatives and Hedging Activity

Mortgage Debt

   As of December 31, 2022, our subsidiaries had aggregate mortgage debt outstanding to third parties of approximately $1.6 billion at a weighted average interest rate of 5.71% and an adjusted weighted average interest rate of 3.29%. For purposes of calculating the adjusted weighted average interest rate of our mortgage debt outstanding, we have included the weighted average fixed rate of 1.0682% for one-month LIBOR on our combined $1.2 billion notional amount of interest rate swap agreements, which effectively fix the interest rate on $1.2 billion of our floating rate mortgage debt. See Notes 6 and 7 to our consolidated financial statements for additional information.

   We have entered into and expect to continue to enter into interest rate swap and cap agreements with various third parties to fix or cap the floating interest rates on a majority of our floating rate mortgage debt outstanding. The interest rate swap agreements generally have a term of four to five years and effectively establish a fixed interest rate on debt on the underlying notional amounts. The interest rate swap agreements involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. As of December 31, 2022, interest rate swap agreements effectively covered 74% of our $1.6 billion of floating rate mortgage debt outstanding.

   The interest rate cap agreements generally have a term of three to four years, cover the outstanding principal amount of the underlying debt and are generally required by our lenders. Under the interest rate cap agreements, we pay a fixed fee in exchange for the counterparty to pay any interest above a maximum rate. As of December 31, 2022, interest rate cap agreements covered $1.3 billion of our $1.6 billion of floating rate mortgage debt outstanding, which effectively cap one-month SOFR on $1.3 billion of our floating rate mortgage debt at a weighted average rate of 5.81%.

   On November 30, 2022, the Company entered into an agreement with KeyBank as a Freddie Mac servicer to refinance $760.7 million of its first mortgage debt relating to 18 properties that had original loan maturities ranging from July 1, 2024 to July 1, 2028. The new loan matures on December 1, 2032 and bears interest at an annual rate of 30-day average SOFR plus 155 basis points. The loans will begin amortizing after the first 5 years.

   On December 1, 2022, the Company entered into an agreement with KeyBank as a Freddie Mac servicer to refinance $46.8 million of its first mortgage debt relating to Cornerstone original loan maturity on July 1, 2024. The new loan matures on December 1, 2032 and bears interest at an annual rate of 30-day average SOFR plus 209 basis points. The loan will begin amortizing after the first 5 years.

   We intend to invest in additional multifamily properties as suitable opportunities arise and adequate sources of equity and debt financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly acquired properties, will depend on and will be financed by, in whole or in part, our existing cash, future borrowings and the proceeds from additional issuances of common stock or other securities or property dispositions.

   Although we expect to be subject to restrictions on our ability to incur indebtedness, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common stock or other debt or equity securities, on terms that are acceptable to us or at all.

Furthermore, following the completion of our value-add and capital expenditures programs and depending on the interest rate environment at the applicable time, we may seek to refinance our floating rate debt into longer-term fixed rate debt at lower leverage levels.

Corporate Credit Facility

On June 30, 2021, the Company, through the OP, entered into a secured $250.0 million credit facility with Truist Bank ("Truist Bank"), as administrative agent, and the lenders from time to time party thereto (the "Corporate Credit Facility"). $225 million of the Corporate Credit Facility was a revolving credit facility and $25 million of the Amended and Restated Corporate Credit Facility was a term loan. In addition, on June 30, 2021, in connection with entering into the Amended and Restated Corporate Credit Facility, the Company, through the OP, terminated its prior $225.0 million revolving credit facility with Truist Bank, as administrative agent, and the lenders from time to time party thereto, prior to the maturity date of January 28, 2022. Subject to conditions provided in the Amended and Restated Corporate Credit Facility, the Amended and Restated Corporate Credit Facility may be increased up to an additional $100.0 million (the "Accordion Feature") if the lenders agree to increase their commitments or if the lenders agree for the increase to be funded by any additional lender proposed by the Company, through the OP.

On March 25, 2022, the Company entered into a loan modification agreement by and among the Company, the OP, Truist Bank and the Lenders party thereto, which modified the Company's Corporate Credit Facility. Subject to conditions provided in the Corporate Credit Facility, the commitments under Corporate Credit Facility may be increased up to an additional $150.0 million if the lenders agree to increase their commitments or if the lenders agree for the increase to be funded by any additional lender proposed by the Company, through the OP. The Corporate Credit Facility will mature on June 30, 2025 with respect to the revolving commitments, unless the Company exercises its option to voluntarily and permanently reduce all of the revolving commitments before the maturity date or elects to exercise its right and option to extend the facility with respect to the revolving commitments for a single one-year term. See Note 6 for additional information.

The Corporate Credit Facility is a non-recourse obligation and contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the document evidencing the loan, defaults in payments under any other security instrument, and bankruptcy or other insolvency events. As of December 31, 2022, the Company believes it is compliant with all provisions. For additional information regarding our Corporate Credit Facility, see Note 6 to our consolidated financial statements.

Advances under the Amended and Restated Corporate Credit Facility accrue interest at a per annum rate equal to, at the Company's election, either LIBOR plus a margin of 1.90% to 2.40%, depending on the Company's total leverage ratio, or a base rate determined according to the highest of (a) the prime rate, (b) the federal funds rate plus 0.50%, (c) LIBOR plus 1.0% or (d) 0.0% plus a margin of 0.90% to 1.40%, depending on the Company's total leverage ratio. An unused commitment fee at a rate of 0.15% or 0.25%, depending on the outstanding aggregate revolving commitments, applies to unutilized borrowing capacity under the Amended and Restated Corporate Credit Facility. Amounts owing under the Amended and Restated Corporate Credit Facility may be prepaid at any time without premium or penalty. The Amended and Restated Corporate Credit Facility is guaranteed by the Company and the obligations under the Amended and Restated Corporate Credit Facility are, subject to some exceptions, secured by a continuing security interest in substantially all of the assets of the Company. The Company is in compliance with all the covenants in its Corporate Credit Facility

Interest Rate Swap Agreements

In order to fix a portion of, and mitigate the risk associated with, our floating rate indebtedness (without incurring substantial prepayment penalties or defeasance costs typically associated with fixed rate indebtedness when repaid early or refinanced), we, through the OP, have entered into six interest rate swap transactions with KeyBank and four with Truist Bank (collectively the "Counterparties") with a combined notional amount of $1.2 billion which are effective as of December 31, 2022. As of December 31, 2022, the interest rate swaps we have entered into effectively replace the floating interest rate (one-month LIBOR) with respect to $1.6 billion of our floating rate mortgage debt outstanding with a weighted average fixed rate of 1.0682%. During the term of these interest rate swap agreements, we are required to make monthly fixed rate payments of 1.0682%, on a weighted average basis, on the notional amounts, while the Counterparties are obligated to make monthly floating rate payments based on one-month LIBOR to us referencing the same notional amounts. For purposes of hedge accounting under FASB ASC 815, *Derivatives and Hedging,* we have designated these interest rate swaps as cash flow hedges of interest rate risk. See Notes 6 and 7 to our consolidated financial statements for additional information.

The following table contains summary information regarding our outstanding interest rate swaps (dollars in thousands):

Effective Date	Termination Date	Counterparty	Notional	Fixed Rate (1)
June 1, 2019	June 1, 2024	KeyBank	$ 50,000	2.002%
June 1, 2019	June 1, 2024	Truist	50,000	2.002%
September 1, 2019............	September 1, 2026	KeyBank	100,000	1.462%
September 1, 2019............	September 1, 2026	KeyBank	125,000	1.302%
January 3, 2020	September 1, 2026	KeyBank	92,500	1.609%
March 4, 2020	June 1, 2026	Truist	100,000	0.820%
June 1, 2021	September 1, 2026	KeyBank	200,000	0.845%
June 1, 2021	September 1, 2026	KeyBank	200,000	0.953%
March 1, 2022	March 1, 2025	Truist	145,000	0.573%
March 1, 2022	March 1, 2025	Truist	105,000	0.614%
			$ 1,167,500	1.068%(2)

(1) The floating rate option for the interest rate swaps is one-month LIBOR. As of December 31, 2022, one-month LIBOR was 4.392%.
(2) Represents the weighted average fixed rate of the interest rate swaps.

As of December 31, 2022, the Company had the following outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk with future effective dates (dollars in thousands):

Effective Date	Termination Date	Counterparty	Notional Amount	Fixed Rate (1)
September 1, 2026................	January 1, 2027	KeyBank	$ 92,500	1.7980%(2)

(1) The floating rate option for the interest rate swaps is one-month LIBOR. As of December 31, 2022, one-month LIBOR was 4.392%.
(2) Represents the weighted average fixed rate of the forward interest rate swaps.

Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2022 for the next five calendar years subsequent to December 31, 2022. We used one-month LIBOR as of December 31, 2022 to calculate interest expense due by period on our floating rate debt and net interest expense due by period on our interest rate swaps.

	Payments Due by Period (in thousands)						
	Total	2023	2024	2025	2026	2027	Thereafter
Operating Properties Mortgage Debt							
Principal payments.................................	$1,538,868	$ 307	$ 28,464	$177,400	$290,324	$ —	$1,042,373
Interest expense....................................... (1)	500,005	49,464	50,230	55,439	51,427	59,820	233,625
Total..	$2,038,873	$ 49,771	$ 78,694	$232,839	$341,751	$ 59,820	$1,275,998
Held For Sale Properties Mortgage Debt							
Principal payments.................................	$ 68,160	$ —	$ 68,160	$ —	$ —	$ —	$ —
Interest expense.......................................	6,288	4,196	2,092	—	—	—	—
Total..	$ 74,448	$ 4,196	$ 70,252	$ —	$ —	$ —	$ —
Credit Facility							
Principal payments.................................	$ 74,500	$ —	$ —	$ 74,500	$ —	$ —	$ —
Interest expense.......................................	12,460	4,991	5,007	2,462	—	—	—
Total..	$ 86,960	$ 4,991	$ 5,007	$ 76,962	$ —	$ —	$ —
Total contractual obligations and commitments.......................................	$2,200,281	$ 58,958	$153,953	$309,801	$341,751	$ 59,820	$1,275,998

Interest expense obligations includes the impact of expected settlements on interest rate swaps which have been entered into in order to fix the interest rate on the hedged portion of our floating rate debt obligations. As of December 31, 2022, we had entered into eleven interest rate swap transactions with a combined notional amount of $1.2. We have allocated the total impact of expected settlements on the $1.2 billion notional amount of interest rate swaps to "Operating Properties Mortgage Debt." We used one-month LIBOR as of December 31, 2022 to determine our expected settlements through the terms of the interest rate swaps.

Corporate Credit Facility

The Corporate Credit Facility will mature on June 30, 2025 with respect to the revolving commitments, unless the Company exercises its option to voluntarily and permanently reduce all of the revolving commitments before the maturity date or elects to exercise its right and option to extend the facility with respect to the revolving commitments for a single one-year term. See Note 6 to our consolidated financial statements.

Advisory Agreement

Our Advisory Agreement requires that we pay our Adviser an annual advisory and administrative fee of 1.2%. The advisory and administrative fees paid to the Adviser on the Contributed Assets (as defined in the Advisory Agreement) are subject to an annual cap of approximately $5.4 million. For the years ended December 31, 2022 and 2021, the Company incurred advisory and administrative fees of $7.5 million and $7.6 million, respectively.

NLMF Holdco, LLC

The Company's agreement with NLMF Holdco, LLC may result in additional funding requirements to cover future project costs. The maximum exposure of potential commitments is expected to be no more than $4.0 million. We expect that these actions will provide faster, more reliable and lower cost internet to our residents. As of December 31, 2022, the Company has funded approximately $0.3 million to NLMF Holdco, LLC which is included in prepaid and other assets on the consolidated balance sheet of the Company. For the year ended December 31, 2022, the Company incurred expenses of $0.1 million for fiber internet service which is included in property operating expenses on the consolidated statement of operations and comprehensive income (loss).

Capital Expenditures and Value-Add Program

We anticipate incurring average annual repairs and maintenance expense of $575 to $725 per apartment unit in connection with the ongoing operations of our business. These expenditures are expensed as incurred. In addition, we reserve, on average, approximately $250 to $350 per apartment unit for non-recurring capital expenditures and/or lender required replacement reserves. When incurred, these expenditures are either capitalized or expensed, in accordance with GAAP, depending on the type of the expenditure. Although we will continuously monitor the adequacy of this average, we believe these figures to be sufficient to maintain the properties at a high level in the markets in which we operate. A majority of the properties in our portfolio were underwritten and acquired with the premise that we would invest $4,000 to $10,000 per unit in the first 36 months of ownership, in an effort to add value to the asset's exterior and interiors. In many cases, we reserve cash at the closing of each acquisition to fund these planned capital expenditures and value-add improvements. As of December 31, 2022, we had approximately $11.9 million of renovation value-add reserves for our planned capital expenditures and other expenses to implement our value-add program, which will complete approximately 14,203 planned interior rehabs. The following table sets forth a summary of our capital expenditures related to our value-add program for the years ended December 31, 2022, 2021 and 2020 (in thousands):

Rehab Expenditures	For the Year Ended December 31,		
	2022	2021	2020
Interior .... (1)	$ 26,229	$ 11,278	$ 10,093
Exterior and common area	9,957	7,773	20,447
Total rehab expenditures	$ 36,186	$ 19,051	$ 30,540

(1) Includes total capital expenditures during the period on completed and in-progress interior rehabs. For the years ended December 31, 2022, 2021 and 2020, we completed full and partial interior rehabs on 2,409, 1,264 and 1,679 units, respectively.

Income Taxes

We anticipate that we will continue to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders. As a REIT, we will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes. We had no significant taxes associated with our TRS for the years ended December 31, 2022, 2021 and 2020.

If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at corporate income tax rates, and dividends paid to our stockholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

We evaluate the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are "more-likely-than-not" (greater than 50 percent probability) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Our management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. We have no examinations in progress and none are expected at this time.

We recognize our tax positions and evaluate them using a two-step process. First, we determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, we will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

We had no material unrecognized tax benefit or expense, accrued interest or penalties as of December 31, 2022. We and our subsidiaries are subject to U.S. federal income tax as well as income tax of various state and local jurisdictions. The 2021, 2020 and 2019 tax years remain open to examination by tax jurisdictions to which our subsidiaries and we are subject. When applicable, we recognize interest and/or penalties related to uncertain tax positions on our consolidated statements of operations and comprehensive income (loss).

Dividends

We intend to make regular quarterly dividend payments to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common stock out of assets legally available for this purpose, if and to the extent authorized by our Board. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets, borrow funds or raise additional capital to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

We will make dividend payments based on our estimate of taxable earnings per share of common stock, but not earnings calculated pursuant to GAAP. Our dividends and taxable income and GAAP earnings will typically differ due to items such as depreciation and amortization, fair value adjustments, differences in premium amortization and discount accretion, and non-deductible general and administrative expenses. Our quarterly dividends per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share. Our Board declared our fourth quarterly dividend of 2022 of $0.42 per share on October 24, 2022, which was paid on December 30, 2022 and funded out of cash flows from operations.

Off-Balance Sheet Arrangements

As of December 31, 2022, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these judgments, assumptions and estimates for changes that would affect the reported amounts. These estimates are based on management's historical industry experience and on various other judgments and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these judgments, assumptions and estimates. Below is a discussion of the accounting policies that we consider critical to understanding our financial condition or results of operations where there is uncertainty or where significant judgment is required. A discussion of recent accounting pronouncements and our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 2 "Summary of Significant Accounting Policies" to our consolidated financial statements included in this annual report.

Purchase Price Allocation

Upon acquisition of a property considered to be an asset acquisition, the purchase price and related acquisition costs ("total consideration") are allocated to land, buildings, improvements, furniture, fixtures, and equipment, and intangible lease assets based on relative fair value in accordance with FASB ASC 805, *Business Combinations.* Acquisition costs are capitalized in accordance with FASB ASC 805.

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820, *Fair Value Measurement and Disclosures* (see Note 7 to our consolidated financial statements), is based on management's estimate of the property's "as-if" vacant fair value and is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized as interest expense over the life of the debt assumed.

Impairment

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company's impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment.

Inflation

The real estate market has not been directly affected by inflation in the past several years due to increases in rents nationwide. The majority of our lease terms are for a period of one year or less and reset to market if renewed. The majority of our leases also contain protection provisions applicable to reimbursement billings for utilities. Due to the short-term nature of our leases, we do not believe our results will be materially affected.

Inflation may also affect the overall cost of debt, as the implied cost of capital increases. Currently the Federal Reserve, is raising interest rates in response to or in anticipation of continued inflation concerns. We intend to mitigate these risks through long-term fixed interest rate loans and interest rate hedges, which to date have included interest rate cap and interest rate swap agreements.

REIT Tax Election

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and expect to continue to qualify as a REIT. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our "REIT taxable income," as defined by the Code, to our stockholders. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes. We had no significant taxes associated with our TRS for the years ended December 31, 2022, 2021 and 2020. We believe we qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify as a REIT.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the adverse effect on the value of assets and liabilities that results from a change in market conditions. Our primary market risk exposure is interest rate risk with respect to our indebtedness and counterparty credit risk with respect to our interest rate derivatives. In order to minimize counterparty credit risk, we enter into and expect to enter into hedging arrangements only with major financial institutions that have high credit ratings. As of December 31, 2022, we had total indebtedness of $1.7 billion at a weighted average interest rate of 5.74%, of which $1.6 billion was debt with a floating interest rate. The interest rate swap agreements we have entered into effectively fix the interest rate on 74% of our $1.6 billion of floating rate mortgage debt outstanding (see below) and 0.0% of our $74.5 million floating rate Credit Facility. As of December 31, 2022, the adjusted weighted average interest rate of our total indebtedness was 3.38%. For purposes of calculating the adjusted weighted average interest rate of the total indebtedness, we have included the weighted average fixed rate of 1.0682% for one-month LIBOR on the $1.2 billion notional amount of interest rate swap agreements that we have entered into as of December 31, 2022, which effectively fix the interest rate on $1.2 billion of our floating rate mortgage debt outstanding.

An increase in interest rates could make the financing of any acquisition by us costlier. Rising interest rates could also limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. We may manage, or hedge, interest rate risks related to our borrowings by means of interest rate cap and interest rate swap agreements. As of December 31, 2022, the interest rate cap agreements we have entered into effectively cap one-month LIBOR on $1.3 billion of our floating rate mortgage debt at a weighted average rate of 5.81% for the term of the agreements, which is generally three to four years. We also expect to manage our exposure to interest rate risk by maintaining a mix of fixed and floating rates for our indebtedness.

In order to fix a portion of, and mitigate the risk associated with, our floating rate indebtedness (without incurring substantial prepayment penalties or defeasance costs typically associated with fixed rate indebtedness when repaid early or refinanced), we, through the OP, have entered into eleven interest rate swap transactions with the Counterparties with a combined notional amount of $1.2 billion. The interest rate swaps we have entered into effectively replace the floating interest rate (one-month LIBOR) with respect to that amount with a weighted average fixed rate of 1.0682%. During the term of these interest rate swap agreements, we are required to make monthly fixed rate payments of 1.0682%, on a weighted average basis, on the notional amounts, while the Counterparties are obligated to make monthly floating rate payments based on one-month LIBOR to us referencing the same notional amounts. We have designated these interest rate swaps as cash flow hedges of interest rate risk.

Until our interest rates reach the caps provided by our interest rate cap agreements, each quarter point change in LIBOR would result in an approximate increase to annual interest expense costs on our floating rate indebtedness, reduced by any payments due from the Counterparties under the terms of the interest rate swap agreements we had entered into as of December 31, 2022, of the amounts illustrated in the table below for our indebtedness as of December 31, 2022 (dollars in thousands):

Change in Interest Rates	Annual Increase to Interest Expense
0.25%	$ 1,200
0.50%	2,400
0.75%	3,600
1.00%	4,800

There is no assurance that we would realize such expense as such changes in interest rates could alter our liability positions or strategies in response to such changes.

We may also be exposed to credit risk in the derivative financial instruments we use. Credit risk is the failure of the Counterparties to perform under the terms of the derivative financial instruments. If the fair value of a derivative financial instrument is positive, the Counterparties will owe us, which creates credit risk for us. If the fair value of a derivative financial instrument is negative, we will owe the Counterparties and, therefore, do not have credit risk. We seek to minimize the credit risk in derivative financial instruments by entering into transactions with major financial institutions that have high credit ratings.

In July 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Alternative Reference Rates Committee ("ARRC") has proposed that the Secured Overnight Financing Rate ("SOFR") is the rate that represents best practice as the alternative to USD-LIBOR for use in derivatives and other financial contracts that are currently indexed to USD-LIBOR. ARRC has proposed a paced market transition plan to SOFR from USD-LIBOR and organizations are currently working on industry wide and company specific transition plans as it relates to derivatives and cash markets exposed to USD-LIBOR. We have material contracts that are indexed to USD-LIBOR and are monitoring this activity and evaluating the related risks.

Item 8. Financial Statements and Supplementary Data

The information required by this Item 8 is included in our consolidated financial statements and the notes thereto beginning on page F-1 in this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our President and Chief Financial Officer, evaluated, as of December 31, 2022, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022, to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for our assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our President and our Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our President and Chief Financial Officer, has conducted an assessment regarding the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the criteria described above, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There has been no change in internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

On February 22, 2023, the Board approved and adopted an amendment and restatement of the Company's Bylaws (the "Amended and Restated Bylaws"). Among other things, the Amended and Restated Bylaws:

(a) Enhance disclosure and procedural requirements in connection with stockholder nominations of directors, including by (i) requiring any stockholder submitting a director nomination notice to represent as to whether such stockholder intends to solicit proxies in support of director nominees other than the Board's nominees in accordance with Rule 14a-19 under the Exchange Act, (ii) requiring such nominating stockholder to provide sufficient evidence, at the Company's request, that certain requirements of Rule 14a-19 under the Exchange Act have been satisfied, (iii) providing that the Company will disregard proxies or votes solicited for such stockholder's nominees if such stockholder fails to comply with the requirements of Rule 14a-19 and (iv) incorporating other technical changes in light of the universal proxy rules adopted by the Securities and Exchange Commission;

(b) Clarify that a stockholder is permitted to cast a vote by proxy filed in accordance with the procedures established by the Company, if that proxy is (i) executed or authorized by such stockholder or its agent in a manner permitted by law, (ii) compliant with Maryland law and the Company's Amended and Restated Bylaws and (iii) filed in accordance with the procedures established by the Company;

(c) Clarify that the Board may determine that a meeting of stockholders may be held by means of remote communication;

(d) Outline the procedures for announcing the date, time and place of a reconvened meeting of stockholders in the event a meeting of stockholders is adjourned;

(e) Enhance provisions providing for an exclusive forum for certain litigation, including to (i) specify the sole and exclusive forum for any Internal Corporate Claim, as such term is defined in the MGCL or any successor provision thereof, any action or proceeding to interpret, apply, enforce or determine the validity of the Company's charter or the Amended and Restated Bylaws (including any right, obligation, or remedy thereunder), and any action or proceeding as to which the MGCL confers jurisdiction on the Circuit Court for Baltimore City, Maryland, (ii) exclude from application of the exclusive forum provisions any suits brought to enforce a duty or liability created by the Exchange Act, as amended, or any other claim for which the federal courts have exclusive jurisdiction and (iii) specify that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, in the case of (i) and (iii) except with the written consent of the Company to the selection of an alternative forum; and

(f) Implement other technical and administrative changes and enhancements, including as related to procedures for meetings of stockholders.

The preceding summary of the Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to, and should be read in connection with, the full text of the Amended and Restated Bylaws attached hereto as Exhibit 3.2 to this Form 10-K, which is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information required in response to this Item 10 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required in response to this Item 11 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required in response to this Item 12 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required in response to this Item 13 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services

The information required in response to this Item 14 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. *Financial Statements.* See Index to Consolidated Financial Statements and Schedules of NexPoint Residential Trust, Inc. on page F-1 of this Report.

2. *Financial Statement Schedules.* See Index to Consolidated Financial Statements and Schedules of NexPoint Residential Trust, Inc. on page S-43 of this Report. All other schedules are omitted because they are not required, are inapplicable, or the required information is included in the financial statements or notes thereto.

3. *Exhibits.* The exhibits filed with this Report are set forth in the Exhibit Index.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Equity Distribution Agreement (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on March 10, 2020)
1.2	Form of Master Forward Sale Agreement (incorporated by reference to Exhibit 1.2 to the Company's Current Report on Form 8-K filed with the SEC on February 18, 2020)
2.1	Separation and Distribution Agreement (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form 10 filed with the SEC on March 12, 2015)
3.1	Articles of Amendment and Restatement of NexPoint Residential Trust, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on 8-K filed with the SEC on June 15, 2016)
3.2*	Amended and Restated Bylaws of NexPoint Residential Trust, Inc.
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 18, 2022)
10.1	Amended and Restated Limited Partnership Agreement of NexPoint Residential Trust Operating Partnership, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on August 1, 2017)
10.2	First Amendment to Amended and Restated Limited Partnership Agreement of NexPoint Residential Trust Operating Partnership, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 19, 2019)
10.3	Advisory Agreement by and among NexPoint Residential Trust, Inc., NexPoint Residential Trust Operating Partnership, L.P. and NexPoint Real Estate Advisors, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 15, 2015)
10.4	Amendment to Advisory Agreement, dated June 15, 2016, by and among the Company, NexPoint Residential Trust Operating Partnership, L.P. and NexPoint Real Estate Advisors, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K filed with the SEC on June 15, 2016)
10.5	Registration Rights Agreement by and between NexPoint Residential Trust, Inc. and NexPoint Real Estate Advisors, L.P. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 15, 2015)
10.6	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form 10 filed with the SEC on January 9, 2015)
10.7	NexPoint Residential Trust, Inc. 2016 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on 8-K filed with the SEC on June 15, 2016)
10.8	Confirmation of swap transaction, dated May 18, 2016, from KeyBank National Association to NexPoint Residential Trust Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K filed with the SEC on May 19, 2016)
10.9	Confirmation of swap transaction, dated June 13, 2016, from KeyBank National Association to NexPoint Residential Trust Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K filed with the SEC on June 17, 2016)
10.10	Confirmation of swap transaction, dated June 30, 2016, from KeyBank National Association to NexPoint Residential Trust Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K filed with the SEC on July 1, 2016)
10.11	Confirmation of swap transaction, dated August 12, 2016, from KeyBank National Association to NexPoint Residential Trust Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K filed with the SEC on August 16, 2016)

10.12	Confirmation of swap transaction, dated March 27, 2017, from KeyBank National Association to NexPoint Residential Trust Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 28, 2017)
10.13	Confirmation of swap transaction, dated June 14, 2017, from KeyBank National Association to NexPoint Residential Trust Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 15, 2017)
10.14†	Form of Restricted Stock Units Agreement (Officers) for award agreements entered into prior to February 15, 2021 (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 15, 2017)
10.15†	Form of Restricted Stock Units Agreement for award agreements entered into on or after February 15, 2021 (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 18, 2022).
10.16	Form of Restricted Stock Units Agreement (Directors) (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 15, 2017)
10.17	Revolving Credit Agreement by and among NexPoint Residential Trust Operating Partnership, L.P., as Borrower, the Lenders from time to time party thereto, and SunTrust Bank, a Georgia banking corporation, as Administrative Agent, dated as of January 28, 2019, as amended (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020)
10.18	Amended and Restated Revolving Credit Agreement, by and among NexPoint Residential Trust Operating Partnership, L.P., as borrower, the lenders from time to time party thereto and Truist Bank, as administrative agent, dated as of June 30, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2021)
10.19	September 2021 Modification of Loan Documents, dated September 9, 2021, by and among NexPoint Residential Trust Operating Partnership, L.P., NexPoint Residential Trust, Inc., Truist Bank and the pledgors and lenders party to thereto (incorporated by reference to Exhibit 10.3 on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the SEC on November 3, 2021)
10.20	March 2022 Modification of Loan Documents by and among NexPoint Residential Trust Operating Partnership, L.P., NexPoint Residential Trust, Inc. Trust Bank and the pledgors and lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 29, 2022).
10.21	September 2021 Modification of Loan Documents by and among NexPoint Residential Trust Operating Partnership, L.P., NexPoint Residential Trust, Inc., Truist Bank and the pledgors and lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on April 28, 2022).
10.22	Form of Easement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report for the quarter ended June 30, 2021, filed with the SEC on July 30, 2021)
10.23	Form of Onboarding Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report for the quarter ended June 30, 2021, filed with the SEC on July 30, 2021)
21.1*	List of Subsidiaries of NexPoint Residential Trust, Inc.
23.1*	Consent of KPMG LLP
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1+	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
101.INS*	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema

101.CAL*   Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF*   Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*   Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*104* Inline XBRL Taxonomy Extension Presentation Linkbase
             Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Filed herewith.
+   Furnished herewith.
†   Management contract, compensatory plan or other arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXPOINT RESIDENTIAL TRUST, INC.

February 23, 2023

/s/ Jim Dondero
Jim Dondero
President (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jim Dondero Jim Dondero	President and Director (Principal Executive Officer)	February 23, 2023
/s/ Brian Mitts Brian Mitts	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	February 23, 2023
/s/ Edward Constantino Edward Constantino	Director	February 23, 2023
/s/ Dr. Arthur Laffer Dr. Arthur Laffer	Director	February 23, 2023
/s/ Scott Kavanaugh Scott Kavanaugh	Director	February 23, 2023
/s/ Dr. Carol Swain Dr. Carol Swain	Director	February 23, 2023
/s/ Catherine Wood Catherine Wood	Director	February 23, 2023

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

NexPoint Residential Trust, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NexPoint Residential Trust, Inc., and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement Schedule III Real Estate and Accumulated Depreciation (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allocation of purchase price to land in asset acquisitions

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company acquired certain real estate properties and accounted for them as asset acquisitions during the year ended December 31, 2022. The purchase price in each asset acquisition was allocated to the assets acquired and liabilities assumed based on their relative fair values.

We identified the evaluation of the allocation of purchase price to land in asset acquisitions as a critical audit matter. Specifically, there was a high degree of subjective auditor judgment and specialized skills and knowledge involved in evaluating the relevance of comparable land sales used by the Company to determine the fair values of land.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's purchase price allocation process, including a control related to the evaluation of publicly available comparable land sales used to determine the fair value of land. We also involved valuation professionals with specialized skills and knowledge who assisted in assessing the relevance of the Company's selected comparable land sales and comparing them to publicly available data for other comparable land sales.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
February 23, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
NexPoint Residential Trust, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited NexPoint Residential Trust, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement Schedule III Real Estate and Accumulated Depreciation (collectively, the consolidated financial statements), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas
February 23, 2023

NEXPOINT RESIDENTIAL TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2022	December 31, 2021
ASSETS		
Operating Real Estate Investments		
Land	$ 378,438	$ 375,857
Buildings and improvements	1,760,782	1,743,866
Intangible lease assets	—	2,576
Construction in progress	10,622	6,078
Furniture, fixtures, and equipment	152,529	120,419
Total Gross Operating Real Estate Investments	2,302,371	2,248,796
Accumulated depreciation and amortization	(349,276)	(287,096)
Total Net Operating Real Estate Investments	1,953,095	1,961,700
Real estate held for sale, net of accumulated depreciation of $22,017 and $0, respectively	89,457	—
Total Net Real Estate Investments	2,042,552	1,961,700
Cash and cash equivalents	16,762	49,450
Restricted cash	35,037	39,246
Accounts receivable, net	17,121	4,844
Prepaid and other assets	10,425	4,701
Fair market value of interest rate swaps	103,440	3,526
TOTAL ASSETS	$ 2,225,337	$ 2,063,467
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgages payable, net	$ 1,526,828	$ 1,276,285
Mortgages payable held for sale, net	68,016	—
Credit facility, net	72,644	278,215
Accounts payable and other accrued liabilities	12,325	12,590
Accrued real estate taxes payable	7,232	13,182
Accrued interest payable	7,946	2,491
Security deposit liability	3,200	2,945
Prepaid rents	1,849	1,775
Total Liabilities	$ 1,700,040	$ 1,587,483
Redeemable noncontrolling interests in the Operating Partnership	5,631	6,139
Stockholders' Equity:		
Preferred stock, $0.01 par value: 100,000,000 shares authorized; 0 shares issued	—	—
Common stock, $0.01 par value: 500,000,000 shares authorized; 25,549,319 and 25,500,567 shares issued and outstanding, respectively	255	255
Additional paid-in capital	405,376	407,803
Accumulated earnings less dividends	11,880	59,209
Accumulated other comprehensive income	102,155	2,578
Total Stockholders' Equity	519,666	469,845
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,225,337	$ 2,063,467

See Notes to Consolidated Financial Statements

NEXPOINT RESIDENTIAL TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share amounts)

	For the Year Ended December 31,		
	2022	2021	2020
Revenues			
Rental income	$ 257,855	$ 213,505	$ 199,237
Other income	6,097	5,735	5,563
Total revenues	263,952	219,240	204,800
Expenses			
Property operating expenses	58,151	47,739	47,201
Real estate taxes and insurance	37,433	33,152	31,709
Property management fees (1)	7,636	6,334	5,971
Advisory and administrative fees (2)	7,547	7,631	7,670
Corporate general and administrative expenses	14,670	11,966	10,035
Property general and administrative expenses	9,298	7,332	6,239
Depreciation and amortization	97,648	86,878	82,411
Total expenses	232,383	201,032	191,236
Operating income before gain on sales of real estate	31,569	18,208	13,564
Gain on sales of real estate	14,684	46,214	69,151
Operating income	46,253	64,422	82,715
Interest expense	(50,587)	(44,623)	(44,753)
Loss on extinguishment of debt and modification costs	(8,734)	(912)	(1,470)
Casualty gain	2,506	2,595	5,886
Miscellaneous income	1,271	1,624	1,772
Net income (loss)	(9,291)	23,106	44,150
Net income (loss) attributable to redeemable noncontrolling interests in the Operating Partnership	(31)	69	132
Net income (loss) attributable to common stockholders	$ (9,260)	$ 23,037	$ 44,018
Other comprehensive income (loss)			
Unrealized gains (losses) on interest rate derivatives	99,915	47,073	(46,961)
Total comprehensive income (loss)	90,624	70,179	(2,811)
Comprehensive income (loss) attributable to redeemable noncontrolling interests in the Operating Partnership	307	210	(9)
Comprehensive income (loss) attributable to common stockholders	$ 90,317	$ 69,969	$ (2,802)
Weighted average common shares outstanding - basic	25,610	25,170	24,715
Weighted average common shares outstanding - diluted	25,610	25,760	25,234
Earnings (loss) per share - basic	$ (0.36)	$ 0.92	$ 1.78
Earnings (loss) per share - diluted	$ (0.36)	$ 0.89	$ 1.74

(1) Fees incurred to an unaffiliated third party that is an affiliate of the noncontrolling limited partner of the Company's Operating Partnership (see Note 10 to our consolidated financial statements).
(2) Fees incurred to the Adviser (see Note 11 to our consolidated financial statements).

See Notes to Consolidated Financial Statements

NEXPOINT RESIDENTIAL TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands, except share and per share amounts)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Earnings (Loss) Less Dividends	Accumulated Other Comprehensive Income (Loss)	Common Stock Held in Treasury at Cost	Total
	Number of Shares	Par Value	Number of Shares	Par Value					
Balances, January 1, 2020	—	$ —	25,245,740	$ 251	$ 359,748	$ 63,776	$ 2,466	$ —	426,241
Net income attributable to common stockholders	—	—	—	—	—	44,018	—	—	44,018
Repurchases of common stock	—	—	—	—	—	—	—	(44,530)	(44,530)
Retirement of common stock held in treasury	—	—	(1,644,697)	(16)	(44,514)	—	—	44,530	—
Vesting of stock-based compensation	—	—	137,608	1	3,772	—	—	—	3,773
Issuance of common shares through at-the-market offering, net of offering costs	—	—	1,278,306	14	57,704	—	—	—	57,718
Common stock dividends declared	—	—	—	—	—	(32,564)	—	—	(32,564)
Other comprehensive loss	—	—	—	—	—	—	(46,820)	—	(46,820)
Adjustment to reflect redemption value of redeemable noncontrolling interests in the Operating Partnership	—	—	—	—	—	91	—	—	91
Balances, December 31, 2020	—	$ —	25,016,957	$ 250	$ 376,710	$ 75,321	$ (44,354)	$ —	$ 407,927
Net income attributable to common stockholders	—	—	—	—	—	23,037	—	—	23,037
Repurchases of common stock									—
Retirement of common stock held in treasury									—
Vesting of stock-based compensation	—	—	133,097	1	5,507	—	—	—	5,508
Issuance of common shares through at-the-market offering, net of offering costs	—	—	350,513	4	25,586	—	—	—	25,590
Common stock dividends declared	—	—	—	—	—	(36,243)	—	—	(36,243)
Other comprehensive income	—	—	—	—	—	—	46,932	—	46,932
Adjustment to reflect redemption value of redeemable noncontrolling interests in the Operating Partnership	—	—	—	—	—	(2,906)	—	—	(2,906)
Balances, December 31, 2021	—	$ —	25,500,567	$ 255	$ 407,803	$ 59,209	$ 2,578	$ —	$ 469,845
Net loss attributable to common stockholders	—	—	—	—	—	(9,260)	—	—	(9,260)
Repurchases of common stock	—	—	—	—	—	—	—	(11,127)	(11,127)
Retirement of common stock held in treasury	—	—	(168,473)	(2)	(11,125)	—	—	11,127	—
Vesting of stock-based compensation	—	—	165,134	1	4,782	—	—	—	4,783
Issuance of common shares through at-the-market offering, net of offering costs	—	—	52,091	1	3,968	—	—	—	3,969
Common stock dividends declared	—	—	—	—	—	(40,809)	—	—	(40,809)
Other comprehensive income	—	—	—	—	—	—	99,577	—	99,577
Offering costs of the issuance of redeemable noncontrolling interests in the Operating Partnership	—	—	—	—	(52)	—	—	—	(52)
Adjustment to reflect redemption value of redeemable noncontrolling interests in the Operating Partnership	—	—	—	—	—	2,740	—	—	2,740
Balances, December 31, 2022	—	$ —	25,549,319	$ 255	$ 405,376	$ 11,880	$ 102,155	$ —	$ 519,666

See Notes to Consolidated Financial Statements

NEXPOINT RESIDENTIAL TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities			
Net income (loss)	$ (9,291)	$ 23,106	$ 44,150
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Gain on sales of real estate	(14,684)	(46,214)	(69,151)
Depreciation and amortization	97,648	86,878	82,411
Amortization/write-off of deferred financing costs	11,513	3,131	4,354
Change in fair value on derivative instruments included in interest expense	(10,124)	14,952	9,370
Net cash received (paid) on derivative settlements	2,329	(14,909)	(7,859)
Amortization/write-off of fair market value adjustment of assumed debt	(194)	(203)	(202)
Provision for bad debts, net	8,004	3,921	2,710
Vesting of stock-based compensation	7,902	6,997	5,504
Insurance proceeds received for business interruption	681	1,457	1,468
Insurance proceeds paid for business interruption	—	—	(605)
Casualty gains	(1,863)	(4,503)	(7,125)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Operating assets	(11,317)	(3,536)	(4,866)
Operating liabilities	(1,508)	2,191	(2,933)
Net cash provided by operating activities	79,096	73,268	57,226
Cash flows from investing activities			
Net proceeds from sales of real estate	36,455	90,236	140,197
Self-insurance paid for casualty loss	(1,819)	(1,591)	(1,495)
Insurance proceeds received from casualty losses	5,957	8,792	7,544
Additions to real estate investments	(62,100)	(43,006)	(49,977)
Acquisitions of real estate investments	(140,796)	(290,337)	(84,766)
Net cash provided by (used in) investing activities	(162,303)	(235,906)	11,503
Cash flows from financing activities			
Mortgage proceeds received	885,825	154,630	46,464
Mortgage payments	(559,944)	(41,562)	(71,914)
Credit facilities proceeds received	55,000	340,000	35,000
Credit facilities payments	(260,500)	(243,000)	(70,000)
Deferred financing costs paid	(13,007)	(3,267)	(861)
Interest rate cap fees paid	(3,925)	(372)	(35)
Prepayment penalties on extinguished debt	(5,704)	(407)	(711)
Proceeds from the issuance of common shares through at-the-market offering, net of offering costs	3,969	25,590	57,718
Payments for taxes related to net share settlement of stock-based compensation	(3,119)	(1,489)	(1,731)
Repurchase of common stock	(11,127)	—	(44,530)
Dividends paid to common stockholders	(40,639)	(35,804)	(32,296)
Distributions to redeemable noncontrolling interest in the Operating Partnership	(519)	—	—
Net cash provided by (used in) financing activities	46,310	194,319	(82,896)
Net increase (decrease) in cash, cash equivalents and restricted cash	(36,897)	31,681	(14,167)
Cash, cash equivalents and restricted cash, beginning of year	88,696	57,015	71,182
Cash, cash equivalents and restricted cash, end of year	$ 51,799	$ 88,696	$ 57,015

See Notes to Consolidated Financial Statements

NEXPOINT RESIDENTIAL TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 52,671	$ 27,391	$ 34,165
Supplemental Disclosure of Noncash Activities			
Issuance of operating partnership units for purchase of noncontrolling interests	2,444	—	—
Capitalized construction costs included in accounts payable and other accrued liabilities	4,721	2,913	2,713
Change in fair value on derivative instruments designated as hedges	99,915	47,073	(46,961)
Other assets acquired from acquisitions	168	164	31
Liabilities assumed from acquisitions	358	571	44
Increase in dividends payable upon vesting of restricted stock units	170	439	268
Write-off of assets due to casualty losses	7,014	2,028	1,297
Write-off of fully amortized in-place leases	5,179	3,647	12,414
Write-off of deferred financing costs	1,961	503	756

See Notes to Consolidated Financial Statements

1. Organization and Description of Business

NexPoint Residential Trust, Inc. (the "Company", "we", "our") was incorporated in Maryland on September 19, 2014, and has elected to be taxed as a real estate investment trust ("REIT"). The Company is focused on "value-add" multifamily investments primarily located in the Southeastern and Southwestern United States. Substantially all of the Company's business is conducted through NexPoint Residential Trust Operating Partnership, L.P. (the "OP"), the Company's operating partnership. The Company owns its properties (the "portfolio") through the OP and its wholly owned taxable REIT subsidiary ("TRS"). The OP owns approximately 99.9% of the portfolio; the TRS owns approximately 0.1% of the portfolio. The Company's wholly owned subsidiary, NexPoint Residential Trust Operating Partnership GP, LLC (the "OP GP"), is the sole general partner of the OP. As of December 31, 2022, there were 26,050,945 common units in the OP ("OP Units") outstanding, of which 25,951,154, or 99.6%, were owned by the Company and 99,791, or 0.4%, were owned by a noncontrolling limited partner (see Note 10 to our consolidated financial statements).

The Company is externally managed by NexPoint Real Estate Advisors, L.P. (the "Adviser"), through an agreement dated March 16, 2015, as amended, and renewed on February 22, 2023 for a one-year term (the "Advisory Agreement"), by and among the Company, the OP and the Adviser. The Adviser conducts substantially all of the Company's operations and provides asset management services for its real estate investments. The Company expects it will only have accounting employees while the Advisory Agreement is in effect. All of the Company's investment decisions are made by the Adviser, subject to general oversight by the Adviser's investment committee and the Company's board of directors (the "Board"). The Adviser is wholly owned by NexPoint Advisors, L.P. (the "Sponsor").

The Company's investment objectives are to maximize the cash flow and value of properties owned, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for its stockholders through targeted management and a value-add program. Consistent with the Company's policy to acquire assets for both income and capital gain, the Company intends to hold at least majority interests in its properties for long-term appreciation and to engage in the business of directly or indirectly acquiring, owning, and operating well-located multifamily properties with a value-add component in large cities and suburban submarkets of large cities primarily in the Southeastern and Southwestern United States consistent with its investment objectives. Economic and market conditions may influence the Company to hold properties for different periods of time. From time to time, the Company may sell a property if, among other deciding factors, the sale would be in the best interest of its stockholders.

The Company may allocate up to 30% of the portfolio to investments in real estate-related debt and securities with the potential for high current income or total returns. These allocations may include first and second mortgages and subordinated, bridge, mezzanine, construction and other loans, as well as debt securities related to or secured by multifamily real estate and common and preferred equity securities, which may include securities of other REITs or real estate companies.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements and the amounts of revenues and expenses during the reporting periods. Actual amounts realized or paid could differ from those estimates. All significant intercompany accounts and transactions have been eliminated in consolidation. There have been no significant changes to the Company's significant accounting policies during the year ended December 31, 2022.

Principles of Consolidation

The Company accounts for subsidiary partnerships, joint ventures and other similar entities in which it holds an ownership interest in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*. The Company first evaluates whether each entity is a variable interest entity ("VIE"). Under the VIE model, the Company consolidates an entity when it has control to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Under the voting model, the Company consolidates an entity when it controls the entity through ownership of a majority voting interest. The consolidated financial statements include the accounts of the Company and its subsidiaries, including the OP and its subsidiaries.

Revenue Recognition

The Company's primary operations consist of rental income earned from its residents under lease agreements typically with terms of one year or less. Rental income is recognized when earned. This policy effectively results in income recognition on the straight-line method over the related terms of the leases. The Company records an allowance to reflect revenue that may not be collectable. This is recorded through a provision for bad debts which is included in rental income in the accompanying consolidated statements of operations and comprehensive income (loss). Resident reimbursements and other income consist of charges billed to residents for utilities, carport and garage rental, and pets, administrative, application and other fees and are recognized when earned.

Purchase Price Allocation

Upon acquisition of a property considered to be an asset acquisition, the purchase price and related acquisition costs ("total consideration") are allocated to land, buildings, improvements, furniture, fixtures, and equipment, and intangible lease assets in accordance with FASB ASC 805, *Business Combinations.* Acquisition costs are capitalized in accordance with FASB ASC 805.

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820, *Fair Value Measurement and Disclosures* ("ASC 820") (see Note 7 to our consolidated financial statements), is based on management's estimate of the property's "as-if" vacant fair value and is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the total consideration to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, legal and other related costs, which the Company, as buyer of the property, did not have to incur to obtain the residents. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized as interest expense over the life of the debt assumed.

Real estate assets, including land, buildings, improvements, furniture, fixtures and equipment, and intangible lease assets are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. Expenditures for improvements, renovations, and replacements are capitalized at cost. Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Buildings	30 years
Improvements	15 years
Furniture, fixtures, and equipment	3 years
Intangible lease assets	6 months

Construction in progress includes the cost of renovation projects being performed at the various properties. Once a project is complete, the historical cost of the renovation is placed into service in one of the categories above depending on the type of renovation project and is depreciated over the estimated useful lives as described in the table above.

Impairment

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, the Company will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company's impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment. As of December 31, 2022, the Company has not recorded any impairment on its real estate assets.

Held for Sale

The Company periodically classifies real estate assets as held for sale when certain criteria are met, in accordance with GAAP. At that time, the Company presents the net real estate assets and the net debt associated with the real estate held for sale separately in its consolidated balance sheet, and the Company ceases recording depreciation and amortization expense related to that property. Real estate held for sale is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell. As of December 31, 2022, there are two properties held for sale. In addition to the net real estate and mortgages payable held for sale, the consolidated balance sheet also includes approximately $0.7 million of accounts receivable and prepaid and other assets, and approximately $4.0 million of accounts payable, real estate taxes payable, security deposits, prepaid rents, and other accrued liabilities.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), and expects to continue to qualify as a REIT. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute annually at least 90% of its "REIT taxable income," as defined by the Code, to its stockholders. As a REIT, the Company will be subject to U.S. federal income tax on its undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions it pays with respect to any calendar year are less than the sum of (1) 85% of its ordinary income, (2) 95% of its capital gain net income and (3) 100% of its undistributed income from prior years. The Company intends to operate in such a manner so as to qualify as a REIT, but no assurance can be given that the Company will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes. The Company had no significant taxes associated with its TRS for the years ended December 31, 2022, 2021 and 2020.

If the Company fails to meet these requirements, it could be subject to U.S. federal income tax on all of the Company's taxable income at corporate rates for that year. The Company would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. Additionally, the Company will also be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions. As of December 31, 2022, the Company believes it is in compliance with all applicable REIT requirements.

The Company evaluates the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" (greater than 50 percent probability) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company's management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. The Company has no examinations in progress and none are expected at this time.

The Company recognizes its tax positions and evaluates them using a two-step process. First, the Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, the Company will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

The Company had no material unrecognized tax benefit or expense, accrued interest or penalties as of December 31, 2022. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of various state and local jurisdictions. The 2021, 2020 and 2019 tax years remain open to examination by tax jurisdictions to which the Company and its subsidiaries are subject. When applicable, the Company recognizes interest and/or penalties related to uncertain tax positions on its consolidated statements of operations and comprehensive income (loss).

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform* (Topic 848) ("ASU 2020-04"). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. During the first quarter of 2022, the Company transitioned a portion its debt to one-month term SOFR ("Term SOFR"). During the fourth quarter of 2022, the Company completed a refinance on approximately $509 million of its one-month LIBOR mortgage debt in which increased the principal balance on the mortgage debt to approximately $808 million and transitioned the debt to one-month term SOFR ("Term SOFR"). The Company has taken the ASC 848 elections needed to allow for the hedged forecasted transactions to transition while not discontinuing the associated hedge accounting designations. Application of these hedged accounting expedients preserves the presentation of derivatives consistent with past presentation. The Company will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

In December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848 ("ASU 2022-06") which was issued to defer the sunset date of Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform to December 31, 2024. ASU 2022-06 is effective immediately for all companies. ASU 2022-06 will have no impact on the Company's consolidated financial statements for the year ended December 31, 2022.

3. Investments in Subsidiaries

The Company conducts its operations through the OP, which owns properties through single asset limited liability companies that are special purpose entities ("SPEs"). The Company consolidates the SPEs that it controls as well as any VIEs where it is the primary beneficiary. The Company controls and consolidates the OP as a VIE. In connection with its indirect equity investments in the properties acquired, the Company, through the OP and the TRS, directly or indirectly holds 100% of the membership interests in SPEs that directly own the properties. All of the properties the SPEs own are consolidated in the Company's consolidated financial statements. The assets of each entity can only be used to settle obligations of that particular entity, and the creditors of each entity have no recourse to the assets of other entities or the Company.

Additionally, the Company has in the past and may in the future enter into purchase and sale transactions structured as reverse like-kind exchanges ("Reverse 1031 Exchanges") under Section 1031 of the Code. For a Reverse 1031 Exchange in which the Company purchases a new property prior to selling the property to be matched in the like-kind exchange (the Company refers to the new property being acquired in the Reverse 1031 Exchange prior to the sale of the related property as a "Parked Asset"), legal title to the Parked Asset is held by an Exchange Accommodation Titleholder ("EAT") engaged to execute the Reverse 1031 Exchange until the sale transaction and the Reverse 1031 Exchange are completed. The Company, through a wholly owned subsidiary, enters into a master lease agreement with the EAT whereby the EAT leases the acquired property and all other rights acquired in connection with the acquisition to the Company. The term of the master lease agreement is the earlier of the completion of the Reverse 1031 Exchange or 180 days from the date that the property was acquired. The EAT is classified as a VIE as it does not have sufficient equity investment at risk to finance its activities without additional subordinated financial support. The Company consolidates the EAT as its primary beneficiary because it has the ability to control the activities that most significantly impact the EAT's economic performance and the Company retains all of the legal and economic benefits and obligations related to the Parked Assets prior to completion of the Reverse 1031 Exchange. As such, the Parked Assets are included in the Company's consolidated financial statements as VIEs until legal title and control is transferred to the Company upon either completion of the Reverse 1031 Exchange or termination of the master lease agreement, at which time they will be consolidated as wholly owned subsidiaries.

As of December 31, 2022, the Company, through the OP and the wholly owned TRS, owned 40 properties through SPEs. The following table represents the Company's ownership in each property by virtue of its 100% ownership of the SPEs that directly own the title to each property as of December 31, 2022 and 2021:

Property Name	Location	Year Acquired	Effective Ownership Percentage at December 31,	
			2022	2021
Arbors on Forest Ridge	Bedford, Texas	2014	100%	100%
Cutter's Point	Richardson, Texas	2014	100%	100%
Silverbrook	Grand Prairie, Texas	2014	100%	100%
The Summit at Sabal Park	Tampa, Florida	2014	100%	100%
Courtney Cove	Tampa, Florida	2014	100%	100%
Radbourne Lake	Charlotte, North Carolina	2014	100%	100%
Timber Creek	Charlotte, North Carolina	2014	100%	100%
Sabal Palm at Lake Buena Vista	Orlando, Florida	2014	100%	100%
Cornerstone	Orlando, Florida	2015	100%	100%
The Preserve at Terrell Mill	Marietta, Georgia	2015	100%	100%
Versailles	Dallas, Texas	2015	100%	100%
Seasons 704 Apartments	West Palm Beach, Florida	2015	100%	100%
Madera Point	Mesa, Arizona	2015	100%	100%
Venue at 8651	Fort Worth, Texas	2015	100%	100%
Parc500	West Palm Beach, Florida	2016	100%	100%
The Venue on Camelback	Phoenix, Arizona	2016	100%	100%
Old Farm (1)	Houston, Texas	2016	100%	100%
Stone Creek at Old Farm (1)	Houston, Texas	2016	100%	100%
Hollister Place (2)	Houston, Texas	2017	—	100%
Rockledge Apartments	Marietta, Georgia	2017	100%	100%
Atera Apartments	Dallas, Texas	2017	100%	100%
Crestmont Reserve	Dallas, Texas	2018	100%	100%
Brandywine I & II	Nashville, Tennessee	2018	100%	100%
Bella Vista	Phoenix, Arizona	2019	100%	100%
The Enclave	Tempe, Arizona	2019	100%	100%
The Heritage	Phoenix, Arizona	2019	100%	100%
Summers Landing	Fort Worth, Texas	2019	100%	100%
Residences at Glenview Reserve	Nashville, Tennessee	2019	100%	100%
Residences at West Place	Orlando, Florida	2019	100%	100%
Avant at Pembroke Pines	Pembroke Pines, Florida	2019	100%	100%
Arbors of Brentwood	Nashville, Tennessee	2019	100%	100%
Torreyana Apartments	Las Vegas, Nevada	2019	100%	100%
Bloom	Las Vegas, Nevada	2019	100%	100%
Bella Solara	Las Vegas, Nevada	2019	100%	100%
Fairways at San Marcos	Chandler, Arizona	2020	100%	100%
The Verandas at Lake Norman (3)	Charlotte, North Carolina	2021	100%	100%
Creekside at Matthews (3)	Charlotte, North Carolina	2021	100%	100%
Six Forks Station	Raleigh, North Carolina	2021	100%	100%
High House at Cary	Cary, North Carolina	2021	100%	100%
The Adair (4)	Sandy Springs, Georgia	2022	100%	—
Estates on Maryland (4)	Phoenix, Arizona	2022	100%	—

(1) Properties classified as held for sale as of December 31, 2022.
(2) Property was sold in 2022.
(3) The EAT that directly owned The Verandas at Lake Norman and Creekside at Matthews was consolidated as a VIE at June 30, 2021 giving the Company an effective 100% ownership interest. The master lease agreement with the EAT that directly owned these properties terminated on December 28, 2021, at which time legal title and control transferred to the Company. Upon the transfer of title, the EAT that directly owned these properties was no longer considered a VIE.
(4) Properties were acquired in 2022; therefore, no ownership as of December 31, 2021.

4. Real Estate Investments Statistics

As of December 31, 2022, the Company was invested in a total of 40 multifamily properties, as listed below:

Property Name	Rentable Square Footage (in thousands)*	Number of Units*(3)	Date Acquired	Average Effective Monthly Rent Per Unit as of December 31,*(1) 2022	2021	% Occupied as of December 31,*(2) 2022	2021
Arbors on Forest Ridge	155	210	1/31/2014	$ 1,180	$ 1,021	92.4%	96.2%
Cutter's Point	198	196	1/31/2014	1,497	1,219	93.9%	95.4%
Silverbrook	526	642	1/31/2014	1,214	1,043	90.3%	94.1%
The Summit at Sabal Park	205	252	8/20/2014	1,503	1,198	94.0%	96.0%
Courtney Cove.................	225	324	8/20/2014	1,490	1,132	94.4%	93.8%
Radbourne Lake	247	225	9/30/2014	1,385	1,227	93.3%	94.2%
Timber Creek...................	248	352	9/30/2014	1,244	1,032	92.3%	96.1%
Sabal Palm at Lake Buena Vista	371	400	11/5/2014	1,786	1,377	95.5%	97.8%
Cornerstone	318	430	1/15/2015	1,453	1,152	90.0%	95.6%
The Preserve at Terrell Mill...............................	692	752	2/6/2015	1,321	1,156	91.9%	90.9%
Versailles..........................	301	388	2/26/2015	1,261	1,024	93.0%	96.4%
Seasons 704 Apartments...	217	222	4/15/2015	1,837	1,410	94.1%	96.8%
Madera Point	193	256	8/5/2015	1,345	1,140	95.7%	94.5%
Venue at 8651...................	289	333	10/30/2015	1,182	1,006	91.6%	94.5%
Parc500...........................	266	217	7/27/2016	1,927	1,543	95.9%	96.3%
The Venue on Camelback	256	415	10/11/2016	1,080	915	91.8%	92.3%
Old Farm .... (4)	697	734	12/29/2016	1,326	1,207	95.2%	93.9%
Stone Creek at Old Farm .. (4)	186	190	12/29/2016	1,343	1,248	93.2%	96.8%
Rockledge Apartments	802	708	6/30/2017	1,550	1,408	92.7%	93.9%
Atera Apartments	334	380	10/25/2017	1,524	1,310	96.1%	93.9%
Crestmont Reserve	199	242	9/26/2018	1,252	985	95.0%	95.5%
Brandywine I & II	414	632	9/26/2018	1,252	1,031	94.5%	95.6%
Bella Vista	243	248	1/28/2019	1,791	1,515	98.0%	96.0%
The Enclave......................	194	204	1/28/2019	1,851	1,507	96.6%	96.6%
The Heritage.....................	199	204	1/28/2019	1,653	1,432	95.1%	95.6%
Summers Landing.............	139	196	6/7/2019	1,203	1,033	93.9%	93.9%
Residences at Glenview Reserve	344	360	7/17/2019	1,233	1,074	95.8%	95.6%
Residences at West Place .	345	342	7/17/2019	1,586	1,345	93.0%	93.0%
Avant at Pembroke Pines..	1,442	1520	8/30/2019	2,106	1,695	95.1%	93.9%
Arbors of Brentwood........	325	346	9/10/2019	1,423	1,284	89.0%	95.1%
Torreyana Apartments......	309	316	11/22/2019	1,557	1,365	93.7%	93.7%
Bloom...............................	498	528	11/22/2019	1,315	1,238	89.8%	89.2%
Bella Solara	271	320	11/22/2019	1,371	1,309	88.8%	91.3%
Fairways at San Marcos....	340	352	11/2/2020	1,576	1,425	93.5%	96.3%
The Verandas at Lake Norman..........................	241	264	6/30/2021	1,316	1,215	94.3%	93.2%
Creekside at Matthews	263	240	6/30/2021	1,397	1,350	94.6%	94.2%
Six Forks Station	360	323	9/10/2021	1,416	1,228	92.6%	95.4%
High House at Cary	293	302	12/7/2021	1,636	1,361	95.4%	94.7%
The Adair	328	232	4/1/2022	1,807	— (5)	94.4%	— (5)
Estates on Maryland	324	330	4/1/2022	1,459	— (5)	92.7%	— (5)
	13,797	15,127					

*   Information is unaudited.

(1) Average effective monthly rent per unit is equal to the average of the contractual rent for commenced leases as of December 31, 2022 and December 31, 2021, respectively, minus any tenant concessions over the term of the lease, divided by the number of units under commenced leases as of December 31, 2022 and December 31, 2021, respectively.

(2) Percent occupied is calculated as the number of units occupied as of December 31, 2022 and 2021, divided by the total number of units, expressed as a percentage.

(3) Includes 113 down units due to casualty events as of December 31, 2022 (see Note 5 to our consolidated financial statements).

(4) Properties classified as held for sale as of December 31, 2022.

(5) Properties were acquired in 2022.

5. Real Estate Investments

As of December 31, 2022, the major components of the Company's investments in multifamily properties were as follows (in thousands):

Operating Properties	Land	Buildings and Improvements	Intangible Lease Assets	Construction in Progress	Furniture, Fixtures and Equipment	Totals
Arbors on Forest Ridge..................	$ 2,330	$ 11,809	$ —	$ 2	$ 2,029	$ 16,170
Cutter's Point....................................	3,330	13,147	—	—	7,562	24,039
Silverbrook......................................	4,860	25,927	—	1,962	6,201	38,950
The Summit at Sabal Park	5,770	13,990	—	38	2,326	22,124
Courtney Cove	5,880	14,920	—	—	2,883	23,683
Radbourne Lake	2,440	23,040	—	—	3,237	28,717
Timber Creek	11,260	13,504	—	2,823	4,337	31,924
Sabal Palm at Lake Buena Vista....	7,580	42,809	—	314	3,776	54,479
Cornerstone......................................	1,500	31,014	—	146	4,440	37,100
The Preserve at Terrell Mill...........	10,170	53,429	—	—	11,177	74,776
Versailles...	6,720	21,594	—	124	4,618	33,056
Seasons 704 Apartments.................	7,480	15,042	—	9	3,095	25,626
Madera Point...................................	4,920	18,294	—	—	3,174	26,388
Venue at 8651	2,350	17,977	—	1,036	4,394	25,757
Parc500	3,860	21,352	—	4	4,893	30,109
The Venue on Camelback..............	8,340	38,860	—	27	4,277	51,504
Rockledge Apartments....................	17,451	96,896	—	912	8,241	123,500
Atera Apartments............................	22,371	38,942	—	—	2,956	64,269
Crestmont Reserve..........................	4,124	21,105	—	6	1,954	27,189
Brandywine I & II...........................	6,237	73,920	—	—	7,156	87,313
Bella Vista.......................................	10,942	37,493	—	8	3,416	51,859
The Enclave	11,046	30,777	—	16	3,037	44,876
The Heritage	6,835	35,286	—	—	3,166	45,287
Summers Landing	1,798	18,669	—	—	1,124	21,591
Residences at Glenview Reserve...	3,367	42,563	—	—	3,867	49,797
Residences at West Place...............	3,345	52,712	—	12	3,195	59,264
Avant at Pembroke Pines...............	48,436	278,736	—	2,139	15,780	345,091
Arbors of Brentwood	6,346	54,239	—	121	3,126	63,832
Torreyana Apartments	23,824	43,861	—	—	1,965	69,650
Bloom..	23,803	82,802	—	37	4,226	110,868
Bella Solara....................................	12,605	52,351	—	—	2,687	67,643
Fairways at San Marcos.................	10,993	73,007	—	—	3,397	87,397
The Verandas at Lake Norman	9,510	53,061	—	25	1,726	64,322
Creekside at Matthews...................	11,515	45,779	—	78	2,133	59,505
Six Forks Station............................	11,357	62,816	—	116	2,111	76,400
High House at Cary	23,809	67,855	—	52	1,789	93,505
The Adair	8,361	56,163	—	525	1,453	66,502
Estates on Maryland	11,573	65,041	—	90	1,605	78,309
	378,438	1,760,782	$ —	10,622	152,529	2,302,371
Accumulated depreciation and amortization...............................	—	(245,093)	—	—	(104,183)	(349,276)
Total Operating Properties.........	$ 378,438	$ 1,515,689	$ —	$ 10,622	$ 48,346	$ 1,953,095
Held For Sale Properties						
Old Farm	11,078	71,305	—	12	4,686	87,081
Stone Creek at Old Farm	3,493	19,772	—	3	1,125	24,393
Accumulated depreciation and amortization...............................	—	(17,339)	—	—	(4,678)	(22,017)
Total Held For Sale Property	$ 14,571	$ 73,738	$ —	$ 15	$ 1,133	$ 89,457
Total	$ 393,009	$ 1,589,427	$ —	$ 10,637	$ 49,479	$ 2,042,552

As of December 31, 2021, the major components of the Company's investments in multifamily properties were as follows (in thousands):

Operating Properties	Land		Buildings and Improvements		Intangible Lease Assets		Construction in Progress		Furniture, Fixtures and Equipment		Totals	
Arbors on Forest Ridge	$	2,330	$	11,755	$	—	$	—	$	1,821	$	15,906
Cutter's Point		3,330		13,091		—		—		7,379		23,800
Silverbrook		4,860		27,495		—		—		5,566		37,921
The Summit at Sabal Park		5,770		13,882		—		—		1,978		21,630
Courtney Cove		5,880		14,350		—		—		2,444		22,674
Radbourne Lake		2,440		22,744		—		64		2,455		27,703
Timber Creek		11,260		13,310		—		239		3,827		28,636
Sabal Palm at Lake Buena Vista		7,580		42,456		—		2		2,758		52,796
Cornerstone		1,500		30,901		—		21		3,722		36,144
The Preserve at Terrell Mill		10,170		53,080		—		—		8,997		72,247
Versailles		6,720		21,887		—		—		4,075		32,682
Seasons 704 Apartments		7,480		14,644		—		—		2,078		24,202
Madera Point		4,920		18,090		—		48		2,612		25,670
Venue at 8651		2,350		17,495		—		334		3,843		24,022
Parc500		3,860		21,172		—		—		4,147		29,179
The Venue on Camelback		8,340		38,328		—		306		3,248		50,222
Old Farm		11,078		70,993		—		99		3,902		86,072
Stone Creek at Old Farm		3,493		19,714		—		2		899		24,108
Hollister Place		2,782		21,196		—		1,308		2,739		28,025
Rockledge Apartments		17,451		97,374		—		—		5,968		120,793
Atera Apartments		22,371		36,857		—		1,824		2,384		63,436
Crestmont Reserve		4,124		21,067		—		—		1,515		26,706
Brandywine I & II		6,237		73,737		—		—		5,160		85,134
Bella Vista		10,942		37,193		—		51		2,687		50,873
The Enclave		11,046		30,469		—		11		2,403		43,929
The Heritage		6,835		35,011		—		68		2,386		44,300
Summers Landing		1,798		18,433		—		1		790		21,022
Residences at Glenview Reserve		3,367		42,306		—		—		2,366		48,039
Residences at West Place		3,345		52,310		—		—		1,591		57,246
Avant at Pembroke Pines		48,434		275,968		—		1,414		11,611		337,427
Arbors of Brentwood		6,346		56,040		—		—		2,235		64,621
Torreyana Apartments		23,824		43,700		—		25		1,371		68,920
Bloom		23,805		82,545		—		16		2,697		109,063
Bella Solara		12,605		53,415		—		24		1,854		67,898
Fairways at San Marcos		10,993		72,920		—		2		1,989		85,904
The Verandas at Lake Norman		9,510		52,884		—		6		650		63,050
Creekside at Matthews		11,515		45,271		—		18		756		57,560
Six Forks Station		11,357		62,129		1,200		195		748		75,629
Hudson High House		23,809		67,654		1,376		—		768		93,607
	$	375,857	$	1,743,866	$	2,576	$	6,078	$	120,419	$	2,248,796
Accumulated depreciation and amortization		—		(203,125)		(1,029)		—		(82,942)		(287,096)
Total Operating Properties	$	375,857	$	1,540,741	$	1,547	$	6,078	$	37,477	$	1,961,700

Depreciation expense was $93.5 million, $82.8 million and $75.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Amortization expense related to the Company's intangible lease assets was $4.1 million, $4.1 million and $6.8 for the years ended December 31, 2022, 2021 and 2020, respectively.

Due to the six-month useful life attributable to intangible lease assets, the value of intangible lease assets on any acquisition prior to June 30, 2022 has been fully amortized and the assets and related accumulated amortization have been written off as of December 31, 2022.

Acquisitions

The Company acquired two properties during the year ended December 31, 2022, as detailed in the table below (dollars in thousands). The Company acquired four properties for a combined purchase price of approximately $289.5 million during the year ended December 31, 2021. See Notes 3, 4 and 6 to our consolidated financial statements for additional information.

Property Name	Location	Date of Acquisition	Purchase Price	Mortgage Debt (1)	# Units	Effective Ownership
The Adair	Sandy Springs, Georgia	April 1, 2022	$ 65,500	$ 35,115	232	100%
Estates on Maryland........	Phoenix, Arizona	April 1, 2022	77,900	43,157	330	100%
			$ 143,400	$ 78,272	562	

(1) For additional information regarding the Company's debt, see Note 6 to our consolidated financial statements.

Dispositions

The Company sold one property during the year ended December 31, 2022, as detailed in the table below (in thousands). The Company sold two properties for approximately $91.3 million during the year ended December 31, 2021.

Property Name	Location	Date of Sale	Sales Price	Net Cash Proceeds (1)	Gain on Sale of Real Estate
Hollister Place...........................	Houston, Texas	December 29, 2022	$ 36,750	$ 21,496	$ 14,684

(1) Represents sales price, net of closing costs.

Casualty Losses

As of December 31, 2022, ten of the Company's properties, Silverbrook, Venue at 8651, Versailles, Arbors of Brentwood, Parc500, Timber Creek, Hollister Place, The Preserve at Terrell Mill, High House at Cary and Six Forks, suffered significant property damages as a result of fires, flooding, and winter storms. As of December 31, 2022, 113 units were excluded from the portfolio's total unit count. Business interruption proceeds for lost rent are included in miscellaneous income in the consolidated statements of operations and comprehensive income (loss) in relation to these events. Cash flows from business interruption are included on the Company's consolidated statements of cash flows as operating activities. Certain casualty proceeds from insurance are recorded in casualty gains (loss) on the consolidated statements of operations and comprehensive income (loss) in relation to these events. Events that are considered to be small, standard and not extraordinary are recorded through property operating expense. Insurance proceeds received from casualty losses are recognized on the Company's consolidated statements of cash flows as investing activities. The Company differentiates proceeds received from business interruption and casualty gains/(losses) in accounting for the transactions. Business interruption proceeds are specifically insurance proceeds to recoup lost rents due to a qualifying event(s) (i.e., fires, floods, storms, etc.) as determined by the insurance policy. Casualty gains/(losses) are distinctly attributable to damage and subsequent write down of the property (loss), and the recoupment of funds from the insurance policy, as it relates to the damage. Such proceeds received from the damage to the property are accounted for as a gain to the Company, and potentially offset losses attributable to net write off of damaged assets. For the year ended December 31, 2022, the Company recognized $2.5 million in casualty gains and $1.3 million in business interruption proceeds on the consolidated statement of operations and comprehensive income (loss).

6. Debt

Mortgage Debt

The following table contains summary information concerning the mortgage debt of the Company as of December 31, 2022 (dollars in thousands):

Operating Properties	Type	Term (months)	Outstanding Principal (1)	Interest Rate (2)	Maturity Date
Arbors on Forest Ridge ....(3)	Floating	120	$ 19,184	5.61%	12/1/2032
Cutter's Point ....(3)	Floating	120	21,524	5.61%	12/1/2032
Silverbrook ....(3)	Floating	120	46,088	5.61%	12/1/2032
The Summit at Sabal Park ....(3)	Floating	120	30,826	5.61%	12/1/2032
Courtney Cove ....(3)	Floating	120	36,146	5.61%	12/1/2032
The Preserve at Terrell Mill ....(3)	Floating	120	71,098	5.61%	12/1/2032
Versailles ....(3)	Floating	120	40,247	5.61%	12/1/2032
Seasons 704 Apartments ....(3)	Floating	120	33,132	5.61%	12/1/2032
Madera Point ....(3)	Floating	120	34,457	5.61%	12/1/2032
Venue at 8651 ....(3)	Floating	120	18,690	5.61%	12/1/2032
The Venue on Camelback ....(4)	Floating	84	28,093	6.07%	7/1/2024
Timber Creek ....(4)	Floating	84	24,100	5.65%	10/1/2025
Radbourne Lake ....(4)	Floating	84	20,000	5.68%	10/1/2025
Sabal Palm at Lake Buena Vista ....(4)	Floating	84	42,100	5.69%	9/1/2025
Cornerstone ....(3)	Floating	120	46,804	6.15%	12/1/2032
Parc500 ....(3)	Floating	120	29,416	5.61%	12/1/2032
Rockledge Apartments ....(3)	Floating	120	93,129	5.61%	12/1/2032
Atera Apartments ....(3)	Floating	120	46,198	5.61%	12/1/2032
Crestmont Reserve ....(4)	Floating	84	12,061	5.57%	10/1/2025
Brandywine I & II ....(4)	Floating	84	43,835	5.57%	10/1/2025
Bella Vista ....(4)	Floating	84	29,040	5.71%	2/1/2026
The Enclave ....(4)	Floating	84	25,322	5.71%	2/1/2026
The Heritage ....(4)	Floating	84	24,625	5.71%	2/1/2026
Summers Landing ....(5)	Floating	84	10,109	5.57%	10/1/2025
Residences at Glenview Reserve ....(6)	Floating	84	25,873	5.83%	10/1/2025
Residences at West Place ....(6)	Fixed	120	33,817	4.24%	10/1/2028
Avant at Pembroke Pines ....(4)	Floating	84	177,101	5.82%	9/1/2026
Arbors of Brentwood ....(4)	Floating	84	34,237	5.82%	10/1/2026
Torreyana Apartments ....(3)	Floating	120	50,580	5.61%	12/1/2032
Bloom ....(3)	Floating	120	59,830	5.61%	12/1/2032
Bella Solara ....(3)	Floating	120	40,328	5.61%	12/1/2032
Fairways at San Marcos ....(3)	Floating	120	60,228	5.61%	12/1/2032
The Verandas at Lake Norman ....(7)	Floating	84	34,925	5.91%	7/1/2028
Creekside at Matthews ....(3)	Floating	120	29,648	5.61%	12/1/2032
Six Forks Station ....(8)	Floating	120	41,180	5.78%	10/1/2031
High House at Cary ....(7)	Floating	84	46,625	6.07%	1/1/2029
The Adair ....(4)	Floating	84	35,115	6.03%	4/1/2029
Estates on Maryland ....(4)	Floating	84	43,157	6.03%	4/1/2029
			$ 1,538,868		
Fair market value adjustment			609 (9)		
Deferred financing costs, net of accumulated amortization of $2,618			(12,649)		
			1,526,828		
Held For Sale Properties					
Old Farm ....(4)	Floating	84	52,886	6.07%	7/1/2024
Stone Creek at Old Farm ....(4)	Floating	84	15,274	6.07%	7/1/2024
			68,160		
Deferred financing costs, net of accumulated amortization of $528			(144)		
			$ 68,016		

(1) Mortgage debt that is non-recourse to the Company and encumbers the multifamily properties.

(2) Interest rate is based on a reference rate plus an applicable margin, except for fixed rate mortgage debt. Reference rates used in our portfolio include one-month LIBOR and 30-Day Average Secured Overnight Financing Rate ("SOFR"). As of December 31, 2022, one-month LIBOR was 4.392% and SOFR was 4.062%.

(3) Loan can be pre-paid in the first 24 months of the term in certain circumstances at par plus 5.00%. Starting in the 25th month of the term through the 117th month of the term, the loan can be pre-paid at par plus 1.00% of the unpaid principal balance and at par during the last three months of the term.

(4) Loan can be pre-paid in the first 12 months of the term in certain circumstances at par plus 5.00%. Starting in the 13th month of the term through the 81st month of the term, the loan can be pre-paid at par plus 1.00% of the unpaid principal balance and at par during the last three months of the term.

(5) Debt was assumed upon acquisition of this property and recorded at approximated fair value. It can be pre-paid in the first 12 months of the term in certain circumstances at par plus 5.00%. Starting in the 13th month of the term through the 81st month of the term, the loan can be pre-paid at par plus 1.00% of the unpaid principal balance and at par during the last three months of the term.

(6) Debt was assumed upon acquisition of this property and recorded at approximated fair value. The loan can be prepaid at the greater of par plus 1.00% of the unpaid principal balance or the product obtained by multiplying the present value of the principal being prepaid by the excess of the monthly fixed interest rate of the loan over a daily discount rate. The loan is open to pre-payment in the last three months of the term.

(7) Loan can be pre-paid in the first 24 months of the term in certain circumstances at par plus 5.00%. Starting in the 25th month of the term through the 36th month of the term, the loan can be pre-paid at par plus 2% of the unpaid principal balance. Starting in the 37th month of the term, the loan can be pre-paid at par plus 1% of the unpaid principal balance. The loan is open to pre-payment in the last three months of the term.

(8) Loan can be pre-paid in the first 24 months of the term in certain circumstances at par plus 5.00%. Starting in the 25th month of the term through the 116th of the term, the loan can be pre-paid at par plus 1.00% of the unpaid principal balance and at par during the last four months of the term.

(9) The Company reflected a valuation adjustment on its fixed rate debt for Residences at West Place to adjust it to fair market value on their respective dates of acquisition for the difference between the fair value and the assumed principal amount of debt. The difference is amortized into interest expense over the remaining terms of the mortgages.

During the year ended December 31, 2022, the Company sold one property and repaid the related mortgage loans that encumbered the properties, as detailed in the table below (in thousands):

Property Name	Date of Sale	Type	Outstanding Principal (1)
Hollister Place	December 29, 2022	Floating	$ 14,811

(1) Represents the outstanding principal balance when the loan was repaid.

The weighted average interest rate of the Company's mortgage indebtedness was 5.71% as of December 31, 2022 and 1.81% as of December 31, 2021. The increase between the periods is primarily related to an increase in one-month LIBOR of approximately 429 basis points to 4.392% as of December 31, 2022 from 0.1013% as of December 31, 2021. As of December 31, 2022, the adjusted weighted average interest rate of the Company's mortgage indebtedness was 3.29%. For purposes of calculating the adjusted weighted average interest rate of the outstanding mortgage indebtedness, the Company has included the weighted average fixed rate of 1.0682% for one-month LIBOR on its combined $1.2 billion notional amount of interest rate swap agreements, which effectively fix the interest rate on $1.2 billion of $1.6 billion of the Company's floating rate mortgage debt (see Note 7 to our consolidated financial statements).

Each of the Company's mortgages is a non-recourse obligation subject to customary provisions. The loan agreements contain customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events. As of December 31, 2022, the Company believes it is in compliance with all provisions. During the fourth quarter of 2022, the Company completed a cash out refinance on 19 of its properties, increasing outstanding principal on the mortgage debt from approximately $544 million to $808 million. The Company accounted for each refinance as a debt extinguishment in accordance with ASC 470-50. The Company incurred prepayment penalties of approximately $5.7 million, refinance expenses of approximately $1.3 million, and wrote-off deferred financing costs of approximately $1.7 million in connection with the refinance in the fourth quarter of 2022 which are included in loss on extinguishment of debt and modification costs in the consolidated statements of operations and comprehensive income (loss).

Credit Facility

The following table contains summary information concerning the Company's credit facility as of December 31, 2022 (dollars in thousands):

	Type	Term (months)	Outstanding Principal	Interest Rate (1)	Maturity Date
Corporate Credit Facility	Floating	36	$ 74,500	6.31%	6/30/2025
Deferred financing costs, net of accumulated amortization of $1,151...			(1,856)		
			$ 72,644		

(1) Interest rate is based on Term SOFR plus an applicable margin. Term SOFR as of December 31, 2022 was 4.358%.

On June 30, 2021, the Company, through the OP, entered into a secured $250.0 million credit facility with Truist Bank ("Truist Bank"), as administrative agent, and the lenders from time to time party thereto (the "Amended and Restated Corporate Credit Facility"). In connection with entering into the Amended and Restated Corporate Credit Facility, the Company, through the OP, terminated its $225.0 million Corporate Credit Facility with Truist Bank, as administrative agent, and the lenders from time to time party thereto, prior to the maturity date of January 28, 2022.

On September 9, 2021, the Company, through the OP, modified the Amended and Restated Corporate Credit Facility to provide for an additional $35.0 million term loan with a maturity date of December 31, 2021, increasing the Amended and Restated Corporate Credit Facility from $250 million to $285 million. In conjunction with the increase in the facility, the Company incurred costs of $0.3 million in obtaining the additional financing through the modification. On September 30, 2021, the Company made a $10.0 million principal payment on the term loans resulting in $275.0 million in aggregate principal outstanding as of September 30, 2021 on the Amended and Restated Corporate Credit Facility. On November 3, 2021, the Company made a $50.0 million principal payment on the remaining term loans maturing December 31, 2021. On December 6, 2021, the Company, through the OP, increased the amount of the Amended and Restated Corporate Credit Facility by $55.0 million, and incurred costs of $0.4 million of deferred financing costs in conjunction with the increase in the facility. As of December 31, 2021, there was $280.0 million in aggregate principal outstanding on the Corporate Credit Facility.

On March 25, 2022, the Company entered into a loan modification agreement by and among the Company, the OP, Truist Bank and the Lenders party thereto, which modified the Company's existing credit facility, dated as of June 30, 2021 (as modified, amended and supplemented, the "Corporate Credit Facility"). Subject to conditions provided in the Corporate Credit Facility, the commitments under Corporate Credit Facility may be increased up to an additional $150.0 million if the lenders agree to increase their commitments or if the lenders agree for the increase to be funded by any additional lender proposed by the Company, through the OP. On March 25, 2022, the Company drew on $55.0 million of the Corporate Credit Facility. On October 24, 2022, the Company exercised its option to extend the Corporate Credit Facility with respect to the revolving commitments for a single one-year term resulting in a maturity date of June 30, 2025. On December 5, 2022, the Company paid down $235.0 million of the outstanding principal on the Corporate Credit Facility. On December 28, 2022, the Company paid down $25.5 million of the outstanding principal on the Corporate Credit Facility. As of December 31, 2022, there was $74.5 million in aggregate principal outstanding on the Corporate Credit Facility and $275.5 million available for borrowing under the Corporate Credit Facility.

Advances under the Corporate Credit Facility accrue interest at a per annum rate equal to, at the Company's election, either Term SOFR plus a margin of 1.90% to 2.40%, depending on the Company's total leverage ratio, and a benchmark replacement adjustment of 0.1%, or a base rate determined according to the highest of (a) the prime rate, (b) the federal funds rate plus 0.50%, (c) Term SOFR plus 1.0% or (d) 0.0% plus a margin of 0.90% to 1.40%, depending on the Company's total leverage ratio. An unused commitment fee at a rate of 0.15% or 0.25%, depending on the outstanding aggregate revolving commitments, applies to unutilized borrowing capacity under the Corporate Credit Facility. Amounts owing under the Corporate Credit Facility may be prepaid at any time without premium or penalty. The Corporate Credit Facility is guaranteed by the Company and the obligations under the Corporate Credit Facility are, subject to some exceptions, secured by a continuing security interest in substantially all of the assets of the Company. The Company is in compliance with all of the covenants required in its Corporate Credit Facility.

Deferred Financing Costs

The Company defers costs incurred in obtaining financing and amortizes the costs over the terms of the related loans using the straight-line method, which approximates the effective interest method. Deferred financing costs, net of amortization, are recorded as a reduction from the related debt on the Company's consolidated balance sheets. Upon repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to loss on extinguishment of debt and modification costs (see "Loss on Extinguishment of Debt and Modification Costs" below). For the years ended December 31, 2022, 2021 and 2020, amortization of deferred financing costs of approximately $2.8 million, $2.2 million and $2.8 million, respectively, is included in interest expense on the consolidated statements of operations and comprehensive income (loss).

Loss on Extinguishment of Debt and Modification Costs

Loss on extinguishment of debt and modification costs includes prepayment penalties and defeasance costs incurred on the early repayment of debt, costs incurred in a debt modification that are not capitalized as deferred financing costs and other costs incurred in a debt extinguishment. Upon repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to loss on extinguishment of debt and modification costs. For the years ended December 31, 2022, 2021 and 2020, the Company wrote-off deferred financing costs of approximately $2.0 million, $0.5 million and $0.8 million, and incurred prepayment penalties of approximately $5.7 million, $0.4 million, and $0.7 million, respectively, which is included in loss on extinguishment of debt and modification costs on the consolidated statements of operations and comprehensive income (loss). The following table contains summary information concerning the loss on extinguishment of debt and medication costs as of December 31, 2022 (dollars in thousands):

	For the Year Ended December 31,					
	2022		**2021**		**2020**	
Prepayment penalties and defeasance costs	$	5,702	$	407	$	711
Write-off of deferred financing costs		1,961		503		756
Write-off of fair market value adjustment of assumed debt	$	(256)	$	—	$	—
Debt modification and other extinguishment costs		1,327		2		3
Total	$	8,734	$	912	$	1,470

Schedule of Debt Maturities

The aggregate scheduled maturities, including amortizing principal payments, of total debt for the next five calendar years subsequent to December 31, 2022 are as follows (in thousands):

	Operating Properties		Held For Sale Property		Credit Facility		Total	
2023	$	307	$	—	$	—	$	307
2024		28,464		68,160		—		96,624
2025		177,400		—		74,500		251,900
2026		290,324		—		—		290,324
2027		—		—		—		—
Thereafter		1,042,373		—		—		1,042,373
Total	$	1,538,868	$	68,160	$	74,500	$	1,681,528

7. Fair Value of Derivatives and Financial Instruments

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy):

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are the unobservable inputs for the asset or liability, which are typically based on an entity's own assumption, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on input from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company utilizes independent third parties to perform the allocation of value analysis for each property acquisition and to perform the market valuations on its derivative financial instruments and has established policies, as described above, processes and procedures intended to ensure that the valuation methodologies for investments and derivative financial instruments are fair and consistent as of the measurement date.

Derivative Financial Instruments and Hedging Activities

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company may enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash payments principally related to the Company's borrowings. In order to minimize counterparty credit risk, the Company enters into and expects to enter into hedging arrangements only with major financial institutions that have high credit ratings.

The Company utilizes an independent third party to perform the market valuations on its derivative financial instruments. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both the Company's own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of the Company's derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company's derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. The Company has determined that the significance of the impact of the credit valuation adjustments made to its derivative contracts, which determination was based on the fair value of each individual contract, was not significant to the overall valuation. As a result, all of the Company's derivatives held as of December 31, 2022, 2021 and 2020 were classified as Level 2 of the fair value hierarchy.

The Company's main objective in using interest rate derivatives is to add stability to interest expense related to floating rate debt. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The interest rate swaps have terms ranging from four to five years. Interest rate caps involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. The interest rate caps have terms ranging from three to four years. During the years ended December 31, 2022, 2021 and 2020, interest rate cap derivatives were used to hedge the variable cash flows associated with a portion of the Company's floating rate debt. The interest rate cap agreements the Company has entered into effectively cap one-month LIBOR and SOFR on $1.3 billion of the Company's floating rate mortgage indebtedness at a weighted average rate of 5.81%. The Company determined at inception of each of the interest rate caps that they do not meet the hedge accounting criteria, and therefore the Company recognizes market-to-market movements of the interest rate caps against interest expense on the consolidated statement of operations and in prepaid and other assets on the consolidated balance sheet.

In order to fix a portion of, and mitigate the risk associated with, the Company's floating rate indebtedness (without incurring substantial prepayment penalties or defeasance costs typically associated with fixed rate indebtedness when repaid early or refinanced), the Company, through the OP, has entered into six interest rate swap transactions with KeyBank National Association ("KeyBank") and four with Truist Bank with a combined notional amount of $1.2 billion. The interest rate swaps the Company has entered into effectively replace the floating interest rate (one-month LIBOR) with respect to that amount with a weighted average fixed rate of 1.0682%. The Company has designated these interest rate swaps as cash flow hedges of interest rate risk.

As of December 31, 2022, the Company had the following outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk (dollars in thousands):

Effective Date	Termination Date	Counterparty	Notional Amount	Fixed Rate (1)
June 1, 2019	June 1, 2024	KeyBank	50,000	2.0020%
June 1, 2019	June 1, 2024	Truist	50,000	2.0020%
September 1, 2019	September 1, 2026	KeyBank	100,000	1.4620%
September 1, 2019	September 1, 2026	KeyBank	125,000	1.3020%
January 3, 2020	September 1, 2026	KeyBank	92,500	1.6090%
March 4, 2020	June 1, 2026	Truist	100,000	0.8200%
June 1, 2021	September 1, 2026	KeyBank	200,000	0.8450%
June 1, 2021	September 1, 2026	KeyBank	200,000	0.9530%
March 1, 2022	March 1, 2025	Truist	145,000	0.5730%
March 1, 2022	March 1, 2025	Truist	105,000	0.6140%
			$ 1,167,500	1.0682%(2)

(1) The floating rate option for the interest rate swaps is one-month LIBOR. As of December 31, 2022, one-month LIBOR was 4.392%.
(2) Represents the weighted average fixed rate of the interest rate swaps.

As of December 31, 2022, the Company had the following outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk with future effective dates (dollars in thousands):

Future Swaps

Effective Date	Termination Date	Counterparty	Notional Amount	Fixed Rate (1)
September 1, 2026	January 1, 2027	KeyBank	$ 92,500	1.7980%(2)

(1) The floating rate option for the interest rate swaps is one-month LIBOR. As of December 31, 2022, one-month LIBOR was 4.392%.
(2) Represents the weighted average fixed rate of the interest rate swaps.

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements but either do not meet the strict requirements to apply hedge accounting in accordance with FASB ASC 815, *Derivatives and Hedging*, or the Company has elected not to designate such derivatives as hedges. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in net income (loss) as interest expense.

As of December 31, 2022, 2021 and 2020, the Company had the following outstanding derivatives that were not designated as hedges in qualifying hedging relationships (dollars in thousands):

As of December 31,	Number of Instruments	Notional Amount
2022	36	$ 1,344,088
2021	15	$ 458,846
2020	16	$ 393,006

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2022 and 2021 (in thousands):

		Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Derivatives designated as hedging instruments:					
Interest rate swaps	Fair market value of interest rate swaps	$ 103,440	$ 11,045	$ —	$ 7,519
Derivatives not designated as hedging instruments:					
Interest rate caps	Prepaid and other assets	7,634	263	—	—
Total		$ 111,074	$ 11,308	$ —	$ 7,519

The tables below present the effect of the Company's derivative financial instruments on the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Amount of gain (loss) recognized in OCI			Location of gain (loss) reclassified from accumulated	Amount of gain (loss) reclassified from OCI into income		
	2022	2021	2020	OCI into income	2022	2021	2020
Derivatives designated as hedging instruments:							
For the year ended December 31,							
Interest rate products	$ 106,593	$ 32,164	$ (56,299)	Interest expense	$ 6,678	$ (14,909)	$ (9,337)

	Location of gain (loss) recognized in income	Amount of gain (loss) recognized in income		
		2022	2021	2020
Derivatives not designated as hedging instruments:				
For the year ended December 31,				
Interest rate products	Interest expense	$ 3,446	$ (112)	$ (33)

Other Financial Instruments Carried at Fair Value

Redeemable noncontrolling interests in the OP have a redemption feature and are marked to their redemption value if such value exceeds the carrying value of the redeemable noncontrolling interests in the OP (see Note 10 to our consolidated financial statements). The redemption value is based on the fair value of the Company's common stock at the redemption date, and therefore, is calculated based on the fair value of the Company's common stock at the balance sheet date. Since the valuation is based on observable inputs such as quoted prices for similar instruments in active markets, redeemable noncontrolling interests in the OP are classified as Level 2 if they are adjusted to their redemption value.

Financial Instruments Not Carried at Fair Value

At December 31, 2022 and 2021, the fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaid and other assets, excluding interest rate caps, accounts payable and other accrued liabilities, accrued real estate taxes payable, accrued interest payable, security deposits and prepaid rent approximated their carrying values because of the short term nature of these instruments. The estimated fair values of other financial instruments were determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company would realize on the disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

Long-term indebtedness is carried at amounts that reasonably approximate their fair value. In calculating the fair value of its long-term indebtedness, the Company used interest rate and spread assumptions that reflect current credit worthiness and market conditions available for the issuance of long-term debt with similar terms and remaining maturities. These financial instruments utilize Level 2 inputs.

The table below presents the carrying value and estimated fair value of our debt at December 31, 2022 and 2021 (in thousands):

	December 31, 2022		December 31, 2021	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate debt..........................	$ 33,817	$ 31,857	$ 69,285	$ 71,141
Floating rate debt (1)................	$ 1,647,711	$ 1,506,741	$ 1,491,861	$ 1,525,298

(1) Includes balances outstanding under our Amended and Restated Corporate Credit Facility.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, the Company will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. There can be no assurance that the estimates discussed herein, using Level 3 inputs, are indicative of the amounts the Company could realize on disposition of the real estate asset. The Company did not record any impairment charges related to real estate assets for the years ended December 31, 2022, 2021 and 2020.

8. Stockholders' Equity

Common Stock

During the years ended December 31, 2022, 2021 and 2020, the Company issued 165,134, 133,097 and 137,608 shares of common stock pursuant to its long-term incentive plan (see "Long Term Incentive Plan" below) and 52,091, 350,513 and 1,278,306 pursuant to its at-the-market offering (see "At-the-Market Offering" below).

As of December 31, 2022, the Company had 25,549,319 shares of common stock, par value $0.01 per share, issued and outstanding.

Share Repurchase Program

On June 15, 2016, the Board authorized the Company to repurchase up to $30.0 million of its common stock, par value $0.01 per share, during a two-year period that was set to expire on June 15, 2018 (the "Share Repurchase Program"). On April 30, 2018, the Board increased the Share Repurchase Program from $30.0 million to up to $40.0 million and extended it by an additional two years to June 15, 2020. On March 13, 2020, the Board further increased the Share Repurchase Program from $40.0 million to up to $100.0 million and extended it to March 12, 2023. On October 24, 2022, the Board authorized us to repurchase an indeterminate number of shares of our common stock at an aggregate market value of up to $100.0 million during a two year period that will expire on October 24, 2024. This authorization replaced the Board's prior authorization of the Share Repurchase Program. The Company may utilize various methods to affect the repurchases, and the timing and extent of the repurchases will depend upon several factors, including market and business conditions, regulatory requirements and other corporate considerations, including whether the Company's common stock is trading at a significant discount to net asset value per share. Repurchases under this program may be discontinued at any time.

During the year ended December 31, 2022, the Company repurchased 168,473 shares of its common stock for approximately $11.1 million, or $66.04 per share. During the year ended December 31, 2021, the Company did not repurchase any shares of its common stock. Since the inception of the Share Repurchase Program through December 31, 2022, the Company has repurchased 2,550,628 shares of its common stock, par value $0.01 per share, at a total cost of approximately $72.3 million, or $28.36 per share.

Treasury Shares

From time to time, in accordance with the Company's Share Repurchase Program, the Company may repurchase shares of its common stock in the open market. Until any such shares are retired, the cost of the shares is included in common stock held in treasury at cost on the consolidated balance sheet. The number of shares of common stock classified as treasury shares reduces the number of shares of the Company's common stock outstanding and, accordingly, are considered in the weighted average number of shares outstanding during the period. During the year ended December 31, 2022 and 2021, the Company retired 168,473 and 133,097 shares of common stock, respectively. As of December 31, 2022 and 2021, the Company did not have any shares of common stock held in treasury.

Long Term Incentive Plan

On June 15, 2016, the Company's stockholders approved a long-term incentive plan (the "2016 LTIP") and the Company filed a registration statement on Form S-8 registering 2,100,000 shares of common stock, par value $0.01 per share, which the Company may issue pursuant to the 2016 LTIP. The 2016 LTIP authorizes the compensation committee of the Board to provide equity-based compensation in the form of stock options, appreciation rights, restricted shares, restricted stock units, performance shares, performance units and certain other awards denominated or payable in, or otherwise based on, the Company's common stock or factors that may influence the value of the Company's common stock, plus cash incentive awards, for the purpose of providing the Company's directors, officers and other key employees (and those of the Adviser and the Company's subsidiaries), the Company's non-employee directors, and potentially certain non-employees who perform employee-type functions, incentives and rewards for performance.

Restricted Stock Units.

Under the 2016 LTIP, restricted stock units may be granted to the Company's directors, officers and other key employees (and those of the Adviser and the Company's subsidiaries) and typically vest over a three to five-year period for officers, employees and certain key employees of the Adviser and annually for directors. Beginning on the date of grant, restricted stock units earn dividends that are payable in cash on the vesting date. On February 20, 2020, pursuant to the 2016 LTIP, the Company granted 168,183 restricted stock units to its directors, officers, employees and certain key employees of the Adviser. On May 11, 2020, pursuant to the 2016 LTIP, the Company granted 116,852 restricted stock units to its directors, officers, employees and certain key employees of the Adviser. On February 18, 2021, pursuant to the 2016 LTIP, the Company granted 204,663 restricted stock units to its directors, officers, employees and certain key employees of the Adviser. During the year ended December 31, 2022, pursuant to the 2016 LTIP, the Company granted 142,159 restricted stock units to its directors, officers, employees and certain key employees of the Adviser. The following table includes the number of restricted stock units granted, vested, forfeited and outstanding as of December 31, 2022:

	2022	
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding January 1,	589,283	$ 39.17
Granted	142,159	83.88
Vested	(202,927)(1)	23.44
Forfeited	(589)	33.99
Outstanding December 31,	527,926	$ 52.66

(1) Certain key employees of the Adviser elected to net the taxes owed upon vesting against the shares issued resulting in 165,134 shares being issued as shown on the consolidated statement of stockholders' equity.

The following table contains information regarding the vesting of restricted stock units under the 2016 LTIP for the next five calendar years subsequent to December 31, 2022:

	Shares Vesting		
	February	May	Total
2023	138,964	21,879	160,843
2024	132,568	21,877	154,445
2025	97,680	21,877	119,557
2026	65,984	—	65,984
2027	27,097	—	27,097
Total	462,293	65,633	527,926

As of December 31, 2022, the Company had issued 857,210 shares of common stock under the 2016 LTIP. For the years ended December 31, 2022, 2021 and 2020, the Company recognized approximately $7.9 million, $7.0 million and $5.1 million, respectively, of equity-based compensation expense related to grants of restricted stock units. As of December 31, 2022, the Company had recognized a liability of approximately $1.7 million related to dividends earned on restricted stock units that are payable in cash upon vesting.

At-the-Market Offering

On February 20, 2019, the Company, the OP and the Adviser entered into separate equity distribution agreements with each of Jefferies LLC ("Jefferies"), Raymond James & Associates, Inc. ("Raymond James") and Truist Securities, Inc. f/k/a SunTrust Robinson Humphrey, Inc. ("Truist", and together with Raymond James and Jefferies, the "2019 ATM Sales Agents"), pursuant to which the Company could issue and sell from time to time shares of the Company's common stock, par value $0.01 per share, having an aggregate sales price of up to $100,000,000 (the "2019 ATM Program"). Sales of shares of common stock, if any, could be made in transactions that were deemed to be "at the market" offerings, as defined in Rule 415 under the Securities Act, including, without limitation, sales made by means of ordinary brokers' transactions on the New York Stock Exchange, to or through a market maker at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices based on prevailing market prices. In addition to the issuance and sale of shares of common stock, the Company could enter into forward sale agreements with each of Jefferies and Raymond James, or their respective affiliates, through the 2019 ATM Program. During the year ended December 31, 2019, the Company issued 1,565,322 shares of common stock at an average price of $45.98 per share for gross proceeds of approximately $72.0 million. The Company paid approximately $1.1 million in fees to the 2019 Sales Agents with respect to such sales and incurred other issuance costs of approximately $1.0 million, both of which were netted against the gross proceeds and recorded in additional paid in capital. During the three months ended March 31, 2020, the Company issued 560,000 shares of common stock at an average price of $50.00 per share for gross proceeds of $28.0 million under the 2019 ATM Program. The Company paid approximately $0.4 million in fees to the 2019 ATM Sales Agents with respect to such sales and incurred other issuance costs of approximately $0.3 million, both of which were netted against the gross proceeds and recorded in additional paid in capital. On February 27, 2020, the 2019 ATM Program reached aggregate sales of $100,000,000 and therefore expired. The following table contains summary information of the 2019 ATM Program since its inception:

Gross proceeds	$	99,973,433
Common shares issued		2,125,322
Gross average sale price per share	$	47.04
Sales commissions	$	1,144,579
Offering costs		1,293,298
Net proceeds		97,535,556
Average price per share, net	$	45.89

On March 4, 2020, the Company, the OP and the Adviser entered into separate equity distribution agreements with each of Jefferies LLC ("Jefferies"), Raymond James & Associates, Inc. ("Raymond James"), KeyBanc Capital Markets Inc. ("KeyBanc") and Truist Securities (f/k/a SunTrust Robinson Humphrey, Inc., "SunTrust," and together with Jefferies, Raymond James and KeyBanc, the "2020 ATM Sales Agents"), pursuant to which the Company may issue and sell from time to time shares of the Company's common stock, par value $0.01 per share, having an aggregate sales price of up to $225,000,000 (the "2020 ATM Program"). Sales of shares of common stock, if any, may be made in transactions that are deemed to be "at the market" offerings, as defined in Rule 415 under the Securities Act, including, without limitation, sales made by means of ordinary brokers' transactions on the New York Stock Exchange, to or through a market maker at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices based on prevailing market prices. In addition to the issuance and sale of shares of common stock, the Company may enter into forward sale agreements with each of Jefferies, KeyBanc and Raymond James, or their respective affiliates, through the 2020 ATM Program. During the year ended December 31, 2020, the Company issued 718,306 shares of common stock at an average price of $43.92 per share for gross proceeds of $31.5 million under the 2020 ATM Program.

The Company paid approximately $0.5 million in fees to the 2020 ATM Sales Agents with respect to such sales and incurred other issuance costs of approximately $0.6 million, both of which were netted against the gross proceeds and recorded in additional paid in capital. During the year ended December 31, 2021, the Company issued 350,513 shares of common stock at an average price of $75.41 per share for gross proceeds of $26.4 million under the 2020 ATM Program. The Company paid approximately $0.4 million in fees to the 2020 ATM Sales Agents with respect to such sales and incurred other issuance costs of approximately $0.4 million, both of which were netted against the gross proceeds and recorded in additional paid in capital. During the year ended December 31, 2022, the Company issued 52,091 shares of common stock at a gross average sales price of $83.16 for gross proceeds of approximately $4.3 million under the 2020 ATM Program. The Company incurred sales commission fees and offering cost of $0.1 million and $0.3 million for the period ended December 31, 2022. The following table contains summary information of the 2020 ATM Program since its inception:

Gross proceeds	$ 62,310,967
Common shares issued	1,120,910
Gross average sale price per share	$ 55.59
Sales commissions	$ 934,665
Offering costs	1,353,015
Net proceeds	60,023,287
Average price per share, net	$ 53.55

9. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of the Company's common stock outstanding, which excludes any unvested restricted stock units issued pursuant to the 2016 LTIP. Diluted earnings (loss) per share is computed by adjusting basic earnings (loss) per share for the dilutive effect of the assumed vesting of restricted stock units. During periods of net loss, the assumed vesting of restricted stock units is anti-dilutive and is not included in the calculation of earnings (loss) per share.

The effect of the conversion of OP Units held by noncontrolling limited partners is not reflected in the computation of basic and diluted earnings (loss) per share, as they are exchangeable for common stock on a one-for-one basis. The income (loss) allocable to such units is allocated on this same basis and reflected as net income (loss) attributable to redeemable noncontrolling interests in the OP in the accompanying consolidated statements of operations and comprehensive income (loss). As such, the assumed conversion of these units would have no net impact on the determination of diluted earnings (loss) per share. See Note 10 to our consolidated financial statements for additional information.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the periods presented (in thousands, except per share amounts):

	For the Year Ended December 31,		
	2022	2021	2020
Numerator for earnings (loss) per share:			
Net income (loss)	$ (9,291) $	23,106 $	44,150
Net income (loss) attributable to redeemable noncontrolling interests in the Operating Partnership	(31)	69	132
Net income (loss) attributable to common stockholders	$ (9,260) $	23,037 $	44,018
Denominator for earnings (loss) per share:			
Weighted average common shares outstanding	25,610	25,170	24,715
Denominator for basic earnings (loss) per share	25,610	25,170	24,715
Weighted average unvested restricted stock units	542	590	519
Denominator for diluted earnings (loss) per share (1)	25,610	25,760	25,234
Earnings (loss) per weighted average common share:			
Basic	$ (0.36) $	0.92 $	1.78
Diluted	$ (0.36) $	0.89 $	1.74

(1)   If the Company sustains a net loss for the period presented, unvested restricted stock units are not included in the diluted earnings per share calculation.

10. Noncontrolling Interests

Redeemable Noncontrolling Interests in the OP

Interests in the OP held by limited partners are represented by OP Units. Net income (loss) is allocated to holders of OP Units based upon net income (loss) attributable to common stockholders and the weighted average number of OP Units outstanding to total common shares plus OP Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to OP Units in accordance with the terms of the partnership agreement of the OP. Each time the OP distributes cash to the Company, outside limited partners of the OP receive their pro-rata share of the distribution. Redeemable noncontrolling interests in the OP have a redemption feature and are marked to their redemption value if such value exceeds the carrying value of the redeemable noncontrolling interests in the OP.

On April 1, 2022, the Company acquired The Adair and Estates on Maryland, from investors in a Delaware Statutory Trust managed by an entity affiliated with the Adviser, for total consideration of $143.4 million (the "Purchase Price"). The Purchase Price consisted of 26,558 OP Units (valued at $2.4 million) that were issued on April 1, 2022 and approximately $71.1 million in cash and debt. The fair value of the OP Units was determined based on the April 1, 2022 share price of NXRT as the OP units are convertible to common stock on a one to one basis.

On June 30, 2017, the Company and the OP entered into a contribution agreement with BH Equities, LLC and its affiliates (collectively, "BH Equity"), whereby the Company purchased 100% of the joint venture interests in the portfolio owned by BH Equity, representing approximately 8.4% ownership in the portfolio (the "BH Buyout"), for total consideration of approximately $51.7 million (the "Purchase Amount"). The Purchase Amount consisted of approximately $49.7 million in cash that was paid on June 30, 2017 and 73,233 OP Units (initially valued at $2.0 million) that were issued on August 1, 2017. The number of OP Units issued was calculated by dividing $2.0 million by the midpoint of the range of the Company's net asset value as publicly disclosed in connection with the Company's release of its second quarter of 2017 earnings results, which was $27.31 per share.

In connection with the issuance of OP Units to BH Equity on August 1, 2017, the Company and the OP amended the partnership agreement of the OP (the "Amendment"). Pursuant to the Amendment, limited partners holding OP Units have the right to cause the OP to redeem their units at a redemption price equal to and in the form of the Cash Amount (as defined in the partnership agreement of the OP), provided that such OP Units have been outstanding for at least one year. The Company, through the OP GP, as the general partner of the OP may, in its sole discretion, purchase the OP Units by paying to the limited partner either the Cash Amount or the REIT Share Amount (one share of common stock of the Company for each OP Unit), as defined in the partnership agreement of the OP. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption right to the extent the issuance of the Company's common stock to the redeeming limited partner would (1) be prohibited, as determined in the Company's sole discretion, under the Company's charter or (2) cause the acquisition of common stock by such redeeming limited partner to be "integrated" with any other distribution of the Company's common stock for purposes of complying with the Securities Act. Accordingly, the Company records the OP Units held by noncontrolling limited partners outside of permanent equity and reports the OP Units at the greater of their carrying value or their redemption value using the Company's stock price at each balance sheet date.

The following table sets forth the redeemable noncontrolling interests in the OP for the year ended December 31, 2022 (in thousands):

Redeemable noncontrolling interests in the OP, December 31, 2021	$	6,139
Net loss attributable to redeemable noncontrolling interests in the OP		(31)
Other comprehensive income attributable to redeemable noncontrolling interests in the OP		338
Distributions to redeemable noncontrolling interests in the OP		(519)
Issuance of operating partnership units for purchase of noncontrolling interests		2,444
Adjustment to reflect redemption value of redeemable noncontrolling interests in the OP		(2,740)
Redeemable noncontrolling interests in the OP, December 31, 2022	$	5,631

Noncontrolling Interests

Noncontrolling interests have in the past and may in the future be comprised of joint venture partners' interests in joint ventures the Company consolidates. When applicable, the Company reports its joint venture partners' interests in its consolidated joint ventures and other subsidiary interests held by third parties as noncontrolling interests. The Company records these noncontrolling interests at their initial fair value, adjusting the basis prospectively for their share of the respective consolidated investment's net income or loss, equity contributions, return of capital, and distributions. The adjustment to reflect redemption value of redeemable noncontrolling interests in the OP records the OP Units at the greater of their carrying value or their redemption value using the Company's stock price at each balance sheet date. Generally, these noncontrolling interests are not redeemable by the equity holders and are presented as part of permanent equity. Income and losses are allocated to the noncontrolling interest holder based on its economic ownership percentage.

Fees and Reimbursements to BH and its Affiliates

The Company has entered into management agreements with BH Management Services, LLC ("BH"), the Company's property manager and an independently owned third party, who manages the Company's properties and supervises the implementation of the Company's value-add program. BH is an affiliate of BH Equity, who was a noncontrolling interest member of the Company's joint ventures prior to the BH Buyout on June 30, 2017. Through BH Equity's noncontrolling interests in such joint ventures, BH Equity was deemed to be a related party. With the completion of the BH Buyout, BH Equity is no longer deemed to be a related party. BH Equity became a noncontrolling limited partner of the OP upon execution of the Amendment. BH and its affiliates do not have common ownership in any joint venture with the Adviser; there is also no common ownership between BH and its affiliates and the Adviser.

The property management fee paid to BH is approximately 3% of the monthly gross income from each property managed. Currently, BH manages all of the Company's properties. Additionally, the Company may pay BH certain other fees, including: (1) a fee of $15-25 per unit for the one-time setup and inspection of properties, (2) a construction supervision fee of 5-6% of total project costs, which is capitalized, (3) acquisition fees and due diligence costs reimbursements, and (4) other owner approved fees at $55 per hour. BH also acts as a paymaster for the properties and is reimbursed at cost for various operating expenses it pays on behalf of the properties. The following is a summary of fees that the properties incurred to BH and its affiliates, as well as reimbursements paid to BH from the properties for various operating expenses, for the years ended December 31, 2022, 2021 and 2020 (in thousands):

		For the Year Ended December 31,		
		2022	2021	2020
Fees incurred				
Property management fees..................... (1)	$	7,606	$ 6,308	$ 5,949
Construction supervision fees................. (2)		2,000	1,098	1,848
Design fees .... (2)		198	88	666
Acquisition fees .... (3)		45	677	201
Reimbursements				
Payroll and benefits .... (4)		21,310	18,802	18,284
Other reimbursements............................. (5)		4,695	3,574	3,253

(1) Included in property management fees on the consolidated statements of operations and comprehensive income (loss).
(2) Capitalized on the consolidated balance sheets and reflected in buildings and improvements.
(3) Includes due diligence costs. Acquisition fees are capitalized to real estate assets on the consolidated balance sheets.
(4) Included in property operating expenses on the consolidated statements of operations and comprehensive income (loss).
(5) Includes property operating expenses such as repairs and maintenance costs and certain property general and administrative expenses, which are included on the consolidated statements of operations and comprehensive income (loss).

11. Related Party Transactions

Advisory and Administrative Fee

In accordance with the Advisory Agreement, the Company pays the Adviser an advisory fee equal to 1.00% of the Average Real Estate Assets (as defined below). The duties performed by the Company's Adviser under the terms of the Advisory Agreement include, but are not limited to: providing daily management for the Company, selecting and working with third party service providers, managing the Company's properties or overseeing the third party property manager, formulating an investment strategy for the Company and selecting suitable properties and investments, managing the Company's outstanding debt and its interest rate exposure through derivative instruments, determining when to sell assets, and managing the value-add program or overseeing a third party vendor that implements the value-add program. "Average Real Estate Assets" means the average of the aggregate book value of Real Estate Assets before reserves for depreciation or other non-cash reserves, computed by taking the average of the book value of real estate assets at the end of each month (1) for which any fee under the Advisory Agreement is calculated or (2) during the year for which any expense reimbursement under the Advisory Agreement is calculated. "Real Estate Assets" is defined broadly in the Advisory Agreement to include, among other things, investments in real estate-related securities and mortgages and reserves for capital expenditures (the value-add program). The advisory fee is payable monthly in arrears in cash, unless the Adviser elects, in its sole discretion, to receive all or a portion of the advisory fee in shares of common stock, subject to certain limitations.

In accordance with the Advisory Agreement, the Company also pays the Adviser an administrative fee equal to 0.20% of the Average Real Estate Assets. The administrative fee is payable monthly in arrears in cash, unless the Adviser elects, in its sole discretion, to receive all or a portion of the administrative fee in shares of common stock, subject to certain limitations.

The advisory and administrative fees paid to the Adviser on the Contributed Assets (as defined in the Advisory Agreement) are subject to an annual cap of approximately $5.4 million (the "Contributed Assets Cap") (see "Expense Cap" below).

Pursuant to the terms of the Advisory Agreement, the Company will reimburse the Adviser for all documented Operating Expenses and Offering Expenses it incurs on behalf of the Company. "Operating Expenses" include legal, accounting, financial and due diligence services performed by the Adviser that outside professionals or outside consultants would otherwise perform, the Company's pro rata share of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of the Adviser required for the Company's operations, and compensation expenses under the 2016 LTIP. Operating Expenses do not include expenses for the advisory and administrative services described in the Advisory Agreement. Certain Operating Expenses, such as the Company's ratable share of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses incurred by the Adviser or its affiliates that relate to the operations of the Company, may be billed monthly to the Company under a shared services agreement. "Offering Expenses" include all expenses (other than underwriters' discounts) in connection with an offering, including, without limitation, legal, accounting, printing, mailing and filing fees and other documented offering expenses. For the years ended December 31, 2022, 2021 and 2020, the Adviser did not bill any Operating Expenses or Offering Expenses to the Company and any such expenses the Adviser incurred during the periods are considered to be permanently waived.

Expense Cap

Pursuant to the terms of the Advisory Agreement, expenses paid or incurred by the Company for advisory and administrative fees payable to the Adviser and Operating Expenses will not exceed 1.5% of Average Real Estate Assets per calendar year (or part thereof that the Advisory Agreement is in effect (the "Expense Cap")). The Expense Cap does not limit the reimbursement of expenses related to Offering Expenses. The Expense Cap also does not apply to legal, accounting, financial, due diligence and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation or other events outside the Company's ordinary course of business or any out-of-pocket acquisitions or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. Also, advisory and administrative fees are further limited on Contributed Assets to approximately $5.4 million in any calendar year. "Contributed Assets" refers to all Real Estate Assets contributed to the Company as part of its Spin-Off. The Contributed Assets Cap is not reduced for dispositions of such assets subsequent to its Spin-Off. Advisory and administrative fees on New Assets are not subject to the above limitation and are based on an annual rate of 1.2% on Average Real Estate Assets, but are subject to the Expense Cap. New Assets are all Real Estate Assets that are not Contributed Assets.

For the years ended December 31, 2022, 2021 and 2020, the Company incurred advisory and administrative fees of $7.5 million, $7.6 million and $7.7 million, respectively. For the years ended December 31, 2022, 2021 and 2020, the Adviser elected to voluntarily waive the advisory and administrative fees of $21.0 million, $15.4 million and $9.1 million, respectively. The advisory and administrative fees waived by the Adviser for the years ended December 31, 2022, 2021 and 2020 are considered to be permanently waived for the periods. The Adviser is not contractually obligated to waive fees on New Assets in the future and may cease waiving fees on New Assets at its discretion.

Other Related Party Transactions

The Company has in the past, and may in the future, utilize the services of affiliated parties. For the years ended December 31, 2022, 2021 and 2020, the Company paid approximately $0.8 million, $0.0 million and $0.2 million, respectively, to NexBank Title, Inc. ("NexBank Title"). NexBank Title is an affiliate of the Adviser through common beneficial ownership. NexBank Title provides title insurance and work related to providing title insurance on properties related to acquisitions, dispositions and refinancing transactions. These amounts are either capitalized as real estate assets or deferred financing costs, expensed as loss on extinguishment of debt and modification costs, or expensed as selling costs when determining gain (loss) on sales of real estate, depending on the appropriate accounting as determined for each specific transaction. The Company holds multiple operating accounts at NexBank Capital, Inc. ("NexBank").

NexBank is an affiliate of the Adviser through common beneficial ownership.

On July 30, 2021, three of our property-owning subsidiaries entered into agreements with NLMF Holdco, LLC, an entity under common control with our Adviser and in which we own a 10% equity interest. As of December 31, 2022, the Company has funded approximately $0.3 million to NLMF Holdco, LLC which is included in prepaid and other assets on the consolidated balance sheet of the Company. For the year ended December 31, 2022, the Company incurred expenses of $0.1 million for fiber internet service which is included in property operating expenses on the consolidated statement of operations and comprehensive income (loss). Additionally, on July 30, 2021, we entered into agreements with NLMF Leaseco, LLC, which is controlled by Matt McGraner, one of our officers. We expect that these actions will provide faster, more reliable and lower cost internet to our residents.

On April 1, 2022, the Company acquired The Adair and Estates on Maryland, from investors in a Delaware Statutory Trust managed by an entity affiliated with the Adviser, for total consideration of $143.4 million (the "Purchase Price"). The Purchase Price consisted of 26,558 OP Units (valued at $2.4 million) that were issued on April 1, 2022 and approximately $71.1 million in cash and debt. The fair value of the OP Units was determined based on the April 1, 2022 share price of NXRT as the OP units are convertible to common stock on a one to one basis.

12. Commitments and Contingencies

Commitments

In the normal course of business, the Company enters into various rehabilitation construction related purchase commitments with parties that provide these goods and services. In the event the Company were to terminate rehabilitation construction services prior to the completion of projects, the Company could potentially be committed to satisfy outstanding or uncompleted purchase orders with such parties. As of December 31, 2022, management does not anticipate any material deviations from schedule or budget related to rehabilitation projects currently in process.

The Company's agreement with NLMF Holdco, LLC may result in additional funding requirements to cover future project costs. The maximum exposure of potential commitments is expected to be no more than $4.0 million. As of December 31, 2022, the Company has funded approximately $0.3 million to NLMF Holdco, LLC which is included in prepaid and other assets on the consolidated balance sheet of the Company.

Contingencies

In the normal course of business, the Company is subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of all such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated balance sheets or consolidated statements of operations and comprehensive income (loss) of the Company. The Company is not involved in any material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company or its properties or subsidiaries.

Environmental liabilities could have a material adverse effect on the Company's business, assets, cash flows or results of operations. As of December 31, 2022, the Company was not aware of any environmental liabilities. There can be no assurance that material environmental liabilities do not exist.

Self-Insurance Program

Effective March 1, 2019, the Company maintains a partial self-insurance program for property and casualty claims whereby it incurs the "first-loss" portion of a claim up to an aggregate loss amount. Claims resulting in losses in excess of a $100,000 per occurrence property deductible will be paid by the Company up to an aggregate amount of $1.2 million (the "2019 Aggregate Amount"). For the period from March 1, 2019 to February 29, 2020, the Company incurred a claim related to Cutter's Point (see Note 5 to our consolidated financial statements) as part of the 2019 Aggregate Amount. The claim related to Cutter's Point required the Company to fund the full 2019 Aggregate Amount with $0.6 million being funded in December 2019 and the remaining $0.6 million funded during the three months ended March 31, 2020. For the period from March 1, 2019 to February 29, 2020, there were no other potential claims, besides the claim involving Cutter's Point, that met the criteria as set forth under ASC 450-20.

On March 1, 2020, the Adviser entered into a self-insurance policy resulting in an aggregate amount of $2,365,000 (the "2020 Aggregate Amount") which is allocated across properties managed by the Adviser with approximately $1.5 million being allocated to the Company. As of December 30, 2020, all of the $1.5 million of the 2020 Aggregate Amount allocated to the Company has been funded. Under ASC 450-20 "*Loss Contingencies*", the Company does not reserve for its self-insured aggregated amount or any portion thereof until a claim is made and the amount of the claim and the timing of payment on the claim can be reasonably estimated. For the period from March 1, 2020 to February 28, 2021, the Company incurred claims related to Venue 8651, Timber Creek and Winter Storm Uri.

On March 1, 2021, the Adviser entered into a new policy resulting in a new aggregate amount of $2,468,750 (the "2021 Aggregate Amount") which is allocated across properties managed by the Adviser with approximately $1.6 million being allocated to the Company. As of December 31, 2021, all of the $1.6 million of the 2021 Aggregate Amount allocated to the Company has been prepaid. For the period from March 1, 2021 to February 28, 2022, the Company incurred claims related to its entire allocated 2021 Aggregate Amount at Old Farm and Silverbrook.

On March 1, 2022, the Adviser entered into a new policy resulting in a new aggregate amount of $2,497,500 (the "2022 Aggregate Amount") which is allocated across properties managed by the Adviser with approximately $1.8 million being allocated to the Company. From March 1, 2022 to December 31, 2022, the Company incurred claims at Six Forks Station, Parc500, Hollister Place, Versailles, Timber Creek, Venue at 8651, The Preserve at Terrell Mill, High House at Cary and Arbors of Brentwood. As of December 31, 2022, all of the 2022 Aggregate Amount allocated to the Company has been funded (see Note 5 to our consolidated financial statements).

13. Subsequent Events

Sale of Old Farm and Stone Creek at Old Farm

On January 24, 2023, the Company signed a purchase and sale agreement to sell Old Farm and Stone Creek for a combined sales price of $135.0 million.

Refinance of Venue on Camelback Mortgage

On January 31, 2023, the Company completed a refinance on the mortgage debt for Venue on Camelback. The refinance increased the outstanding principal balance from approximately $28.1 million to $42.8 million, and effectively pushed the maturity date of the mortgage debt from July 1, 2024 to February 1, 2033.

Principal Paydown on Corporate Credit Facility

On February 2, 2023, the Company paid down $17.5 million of its outstanding principal balance on the Corporate Credit Facility.

Dividends Declared

On February 22, 2023, the Company's board of directors declared a quarterly dividend of $0.42 per share, payable on March 31, 2023 to stockholders of record on March 15, 2023.

NEXPOINT RESIDENTIAL TRUST, INC. AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2022
(in thousands)

			Initial Cost to Company			Costs	Gross Amount Carried at December 31, 2022			Accumulated	
Property Name	Location	Encumbrances (1)	Land	Buildings and Improvements (2)	Total	Capitalized Subsequent to Acquisition	Land	Buildings and Improvements (3)	Total (4)	Depreciation and Amortization (5) (6)	Date Acquired
Arbors on Forest Ridge	Bedford, Texas	$ 19,184	$ 2,330	$ 10,475	$ 12,805	$ 3,677	$ 2,330	$ 13,840	$ 16,170	$ (5,735)	1/31/2014
Cutter's Point	Richardson, Texas	21,524	3,330	12,515	15,845	8,546	3,330	20,709	24,039	(6,992)	1/31/2014
Silverbrook	Grand Prairie, Texas	46,088	4,860	25,540	30,400	9,343	4,860	34,090	38,950	(13,536)	1/31/2014
The Summit at Sabal Park	Tampa, Florida	30,826	5,770	13,280	19,050	3,478	5,770	16,354	22,124	(6,219)	8/20/2014
Courtney Cove	Tampa, Florida	36,146	5,880	13,070	18,950	5,164	5,880	17,803	23,683	(6,628)	8/20/2014
Radbourne Lake	Charlotte, North Carolina	20,000	2,440	21,810	24,250	5,119	2,440	26,277	28,717	(9,127)	9/30/2014
Timber Creek	Charlotte, North Carolina	24,100	11,260	11,490	22,750	9,973	11,260	20,664	31,924	(8,307)	9/30/2014
Sabal Palm at Lake Buena Vista	Orlando, Florida	42,100	7,580	41,920	49,500	6,366	7,580	46,899	54,479	(14,731)	11/5/2014
Cornerstone	Orlando, Florida	46,804	1,500	30,050	31,550	6,444	1,500	35,600	37,100	(12,285)	1/15/2015
The Preserve at Terrell Mill	Marietta, Georgia	71,098	10,170	47,830	58,000	18,581	10,170	64,597	74,767	(22,908)	2/6/2015
Versailles	Dallas, Texas	40,247	6,720	19,445	26,165	7,481	6,720	26,345	33,065	(9,994)	2/26/2015
Seasons 704 Apartments	West Palm Beach, Florida	33,132	7,480	13,520	21,000	5,027	7,480	18,146	25,626	(6,265)	4/15/2015
Madera Point	Mesa, Arizona	34,457	4,920	17,605	22,525	4,492	4,920	21,468	26,388	(7,230)	8/5/2015
Venue at 8651	Fort Worth, Texas	18,690	2,350	16,900	19,250	7,018	2,350	23,407	25,757	(8,083)	10/30/2015
Parc500	West Palm Beach, Florida	29,416	3,860	19,424	23,284	7,316	3,860	26,249	30,109	(8,853)	7/27/2016
The Venue on Camelback	Phoenix, Arizona	28,093	8,340	36,520	44,860	7,367	8,340	43,164	51,504	(11,577)	10/11/2016
Old Farm	Houston, Texas	52,886	11,078	73,986	85,064	5,371	11,078	76,003	87,081	(17,393)	12/29/2016
Stone Creek at Old Farm	Houston, Texas	15,274	3,493	19,937	23,430	1,535	3,493	20,900	24,393	(4,625)	12/29/2016
Rockledge Apartments	Marietta, Georgia	93,129	17,451	96,577	114,028	12,493	17,451	106,049	123,500	(24,825)	6/30/2017
Atera Apartments	Dallas, Texas	46,198	22,371	37,090	59,461	6,148	22,371	41,898	64,269	(9,378)	10/25/2017
Crestmont Reserve	Dallas, Texas	12,061	4,124	20,667	24,791	3,085	4,124	23,065	27,189	(4,782)	9/26/2018
Brandywine I & II	Nashville, Tennessee	43,835	6,237	73,870	80,107	8,968	6,237	81,076	87,313	(15,920)	9/26/2018
Bella Vista	Phoenix, Arizona	29,040	10,942	37,661	48,603	4,175	10,942	40,917	51,859	(7,717)	1/28/2019
The Enclave	Tempe, Arizona	25,322	11,046	30,933	41,979	3,666	11,046	33,830	44,876	(6,508)	1/28/2019
The Heritage	Phoenix, Arizona	24,625	6,835	35,244	42,079	3,958	6,835	38,452	45,287	(7,072)	1/28/2019
Summers Landing	Fort Worth, Texas	10,109	1,798	17,628	19,426	2,698	1,798	19,793	21,591	(3,073)	6/7/2019
Residences at Glenview Reserve	Nashville, Tennessee	25,873	3,367	41,652	45,019	5,760	3,367	46,430	49,797	(7,367)	7/17/2019
Residences at West Place	Orlando, Florida	33,817	3,345	52,657	56,002	4,440	3,345	55,919	59,264	(7,758)	7/17/2019

Avant at Pembroke Pines	Pembroke Pines, Florida	177,101	48,436	275,671	324,107	27,973	48,436	296,655	345,091	(42,167)	8/30/2019
Arbors of Brentwood	Nashville, Tennessee	34,237	6,346	56,409	62,755	2,291	6,346	57,486	63,832	(7,910)	9/10/2019
Torreyana Apartments	Las Vegas, Nevada	50,580	23,824	44,560	68,384	2,467	23,824	45,826	69,650	(5,970)	11/22/2019
Bloom	Las Vegas, Nevada	59,830	23,803	83,290	107,093	5,626	23,803	87,065	110,868	(11,269)	11/22/2019
Bella Solara	Las Vegas, Nevada	40,328	12,605	54,262	66,867	1,935	12,605	55,038	67,643	(7,133)	11/22/2019
Fairways at San Marcos..................	Chandler, Arizona	60,228	10,993	73,785	84,778	4,294	10,993	76,404	87,397	(6,561)	11/2/2020
The Verandas at Lake Norman.........	Charlotte, North Carolina	34,925	9,510	54,270	63,780	1,513	9,510	54,812	64,322	(3,218)	6/30/2021
Creekside at Matthews..............	Charlotte, North Carolina	29,648	11,515	46,741	58,256	2,250	11,515	47,990	59,505	(2,943)	6/30/2021
Six Forks Station	Raleigh, North Carolina	41,180	11,357	63,748	75,105	2,495	11,357	65,043	76,400	(3,273)	9/10/2021
High House at Cary .	Cary, North Carolina	46,625	23,809	69,793	93,602	1,279	23,809	69,696	93,505	(2,741)	12/7/2021
The Adair................	Sandy Springs, Georgia	35,115	8,361	57,139	65,500	1,002	8,361	58,141	66,502	(1,498)	4/1/2022
Estates on Maryland	Phoenix, Arizona	43,157	11,573	66,327	77,900	409	11,573	66,736	78,309	(1,722)	4/1/2022
		$ 1,607,028	$ 393,009	$ 1,835,291	$ 2,228,300	$ 231,223	$ 393,009	$ 2,020,836	$ 2,413,845	$ (371,293)	

(1) Encumbrances includes mortgage debt.

(2) Includes gross intangible lease assets of approximately $48.3 million and buildings, improvements and furniture, fixtures and equipment of approximately $1.8 billion, which includes total acquisition costs of approximately $8.2 million incurred on the acquisitions of The Colonnade, Old Farm, Stone Creek at Old Farm, Hollister Place, Rockledge Apartments, Atera Apartments, Crestmont Reserve, Brandywine I & II, Bella Vista, The Enclave, The Heritage, Summers Landing, Residences at Glenview Reserve, Residences at West Place, Avant at Pembroke Pines, Arbors of Brentwood, Torreyana, Bloom, Bella Solara, Fairways at San Marcos, Verandas at Lake Norman, Creekside at Matthews, Six Forks Station, and Hudson High House and a fair market value adjustment, a premium of approximately $0.9 million, related to the assumption of debt in connection with the acquisition of Parc500.

(3) Includes construction in progress of approximately $10.6 million and furniture, fixtures and equipment of approximately $158.3 million.

(4) The aggregate cost, net of accumulated depreciation, for U.S. federal income tax purposes as of December 31, 2022 was approximately $2.0 billion (unaudited).

(5) Includes accumulated amortization of intangible lease assets of approximately $0.0 million.

(6) Depreciation and amortization are computed on a straight-line basis over the estimated useful lives. The estimated useful life to compute depreciation for buildings is 30 years, for improvements is 15 years, and for furniture, fixtures and equipment is three years. The estimated useful life to compute amortization for intangible lease assets is six months.

NEXPOINT RESIDENTIAL TRUST, INC. AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2022

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2022, 2021 and 2020 is as follows (in thousands):

	For the Year Ended December 31,		
	2022	2021	2020
Real Estate:			
Balance, beginning of year	$ 2,248,796	$ 1,976,243	$ 1,942,221
Additions:			
Real estate acquired	143,400	290,743	84,778
Improvements	58,715	43,202	48,933
Deductions:			
Real estate sold	(28,239)	(55,045)	(85,588)
Write-off of fully amortized assets and other	(8,827)	(6,347)	(14,101)
Balance, end of year	$ 2,413,845	$ 2,248,796	$ 1,976,243
Accumulated Depreciation and Amortization:			
Balance, beginning of year	$ 287,096	$ 215,494	$ 160,411
Depreciation expense	93,499	82,760	75,609
Amortization expense	4,149	4,118	6,802
Accumulated depreciation on sales	(6,459)	(11,028)	(14,523)
Write-off of fully amortized assets and other	(6,992)	(4,248)	(12,805)
Balance, end of year	$ 371,293	$ 287,096	$ 215,494

This page intentionally left blank

This page intentionally left blank